                                                    Registration Nos. 333-105762
                                                                      811-09359

      As filed With the Securities and Exchange Commission on June 16, 2004

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                      [X]

     Pre-effective Amendment No.  [1]

     Post-Effective Amendment No. [  ]
                                   --

                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940              [X]

     Amendment No.                [9]

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                           SEPARATE ACCOUNT USL VL-R
                           (Exact Name of Registrant)

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                               (Name of Depositor)

                                830 Third Avenue
                            New York, New York 10022
         (Address of Depositor's Principal Executive Offices) (Zip Code)

        Depositor's Telephone Number, including Area Code (713) 831-8470

                              Lauren W. Jones, Esq.
                             Deputy General Counsel
                      American General Life Companies, LLC
                               2929 Allen Parkway
                            Houston, Texas 77019-2191
                     (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

It is proposed that this filing will become effective (check appropriate box)

     [ ] immediately upon filing pursuant to paragraph (b)

     [X] on July 1, 2004 pursuant to paragraph (b)

     [ ] 60 days after filing pursuant to paragraph (a)(1)

     [ ] on (date) pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

[ ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file another amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PLATINUM INVESTOR(R)
SURVIVOR II

LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES (the "Policies") issued by The United States Life Insurance Company in the City of New York ("USL") through its Separate Account USL VL-R

                      This Prospectus is dated July 1, 2004

This prospectus describes Platinum Investor Survivor II last survivor flexible premium variable life insurance Policies issued by USL. If there are any differences between this prospectus and your Policy, the provisions of your Policy will control. Platinum Investor Survivor II Policies provide life insurance coverage with flexibility in death benefits, premium payments and investment options. During the lifetimes of the contingent insureds you may designate or change the beneficiary to whom Platinum Investor Survivor II pays the death benefit upon the last surviving contingent insured's death. You choose one of two death benefit options. We guarantee a death benefit if the monthly guarantee premium is paid and your Policy has not lapsed.

For information on how to contact USL, please see page 5.

The Index of Special Words and Phrases on page 55 will refer you to pages that contain more about many of the words and phrases that we use. All of the words and phrases listed in the Index will be underlined and written in bold the first time they appear in this prospectus.

This prospectus generally describes only the variable portions of the Policy, except where the fixed account is specifically mentioned. Please read this prospectus carefully and keep it for future reference.

The USL declared fixed interest account ("Fixed Account") is the fixed investment option for these Policies. You can also use USL's Separate Account USL VL-R ("Separate Account") to invest in the Platinum Investor Survivor II variable investment options. Currently, the Platinum Investor Survivor II variable investment options each purchase shares of a corresponding Fund of:

..    AIM Variable Insurance Funds ("AIM V.I.")
..    The Alger American Fund ("Alger American")
..    American Century Variable Portfolios, Inc. ("American Century VP")
..    Credit Suisse Trust ("Credit Suisse")
..    Dreyfus Investment Portfolios ("Dreyfus IP")
..    Dreyfus Variable Investment Fund ("Dreyfus VIF")
..    Fidelity Variable Insurance Products ("Fidelity VIP")
..    Franklin Templeton Variable Insurance Products Trust ("Franklin Templeton")
..    Janus Aspen Series ("Janus Aspen")
..    J.P. Morgan Series Trust II ("JPMorgan")
..    MFS(R) Variable Insurance Trust(SM) ("MFS")
..    Neuberger Berman Advisers Management Trust ("Neuberger Berman AMT")
..    Oppenheimer Variable Account Funds ("Oppenheimer")
..    PIMCO Variable Insurance Trust ("PIMCO VIT")
..    Putnam Variable Trust ("Putnam VT")
..    SunAmerica Series Trust ("SunAmerica")
..    The Universal Institutional Funds, Inc. ("UIF")
..    VALIC Company I ("VALIC Co. I")
..    Van Kampen Life Investment Trust ("Van Kampen LIT")
..    Vanguard Variable Insurance Fund ("Vanguard")

See "Variable Investment Options" on page for a complete list of the variable investment options and the respective advisers and sub-advisers of the corresponding Funds. You should be sure you also read the prospectuses of the Funds underlying variable investment options you may be interested in. This prospectus must be accompanied by the current prospectuses for the Funds listed above.

There is no guaranteed cash surrender value for amounts allocated to the variable investment options.

If the net cash surrender value (the cash surrender value reduced by any loan balance) is insufficient to cover the charges due under the Policy, the Policy may terminate without value.

Buying this Policy might not be a good way of replacing your existing insurance or adding more insurance if you already own a flexible premium variable life insurance Policy. You may wish to consult with your insurance representative or financial adviser.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Policies are not insured by the FDIC, The Federal Reserve Board or any similar agency. They are not a deposit or other obligation of, nor are they guaranteed or endorsed by, any bank or depository institution. An investment in a variable life insurance policy is subject to investment risks, including possible loss of principal invested.

The Policies are not available in all states. This prospectus does not offer the Policies in any jurisdiction where they cannot be lawfully sold. You should rely only on the information contained in this prospectus, sales materials we have approved or that we have referred you to. We have not authorized anyone to provide you with information that is different.

                                TABLE OF CONTENTS

POLICY BENEFITS/RISKS SUMMARY..................................................6
POLICY BENEFITS................................................................6
   Death Benefit...............................................................6
      Death Benefit Proceeds...................................................6
      Death Benefit Option 1 and Option 2......................................6
         Death Benefit Option 1................................................6
         Death Benefit Option 2................................................7
   Full Surrenders, Partial Surrenders, Transfers, and Policy Loans............7
      Full Surrenders..........................................................7
      Partial Surrenders.......................................................7
      Transfers................................................................7
      Policy Loans.............................................................7
   Premiums....................................................................7
      Flexibility of Premiums..................................................7
      Free Look................................................................8
   The Policy..................................................................8
      Ownership Rights.........................................................8
      Separate Account.........................................................8
      Fixed Account............................................................8
      Accumulation Value.......................................................8
      Payment Options..........................................................8
      Tax Benefits.............................................................8
   Supplemental Benefits and Riders............................................8
POLICY RISKS...................................................................9
   Investment Risk.............................................................9
   Risk of Lapse...............................................................9
   Tax Risks...................................................................9
   Partial Surrender and Full Surrender Risks.................................10
   Policy Loan Risks..........................................................10
PORTFOLIO RISKS...............................................................10
TABLES OF CHARGES.............................................................11
GENERAL INFORMATION...........................................................17
   The United States Life Insurance Company in the City of New York...........17
   Separate Account USL VL-R..................................................17
   Additional Information.....................................................17
   Communication with USL.....................................................18
      Administrative Center...................................................18
      General.................................................................18
   Variable Investment Options................................................19
   Voting Privileges..........................................................21
   Fixed Account..............................................................21
      Our general account.....................................................21
      How we declare interest.................................................22
   Preliminary Information Statement and Policy Summary.......................22
   Illustrations..............................................................22
POLICY FEATURES...............................................................22
   Age........................................................................22
   Death Benefits.............................................................23
      Your specified amount of insurance......................................23
      Your death benefit......................................................23
      Required minimum death benefit..........................................23
   Base Coverage and Supplemental Coverage....................................25
   Premium Payments...........................................................26

      Premium payments........................................................26
      Limits on premium payments..............................................26
      Checks..................................................................26
      Planned periodic premiums...............................................27
      Monthly guarantee premiums..............................................27
      Free look period........................................................28
   Changing Your Investment Option Allocations................................28
      Future premium payments.................................................28
      Transfers of existing accumulation value................................28
      Dollar cost averaging...................................................29
      Automatic rebalancing...................................................29
      Market timing...........................................................29
   Changing the Specified Amount of Insurance.................................30
      Increase in coverage....................................................30
      Decrease in coverage....................................................30
   Changing Death Benefit Options.............................................31
      Change of death benefit option..........................................31
      Tax consequences of changes in insurance coverage.......................32
      Effect of changes in insurance coverage on guarantee period benefit.....32
   Effective Date of Policy and Related Transactions..........................32
      Valuation dates, times, and periods.....................................32
      Fund pricing............................................................32
      Date of receipt.........................................................32
      Commencement of insurance coverage......................................32
      Date of issue; Policy months and years..................................32
      Monthly deduction days..................................................33
      Commencement of investment performance..................................33
      Effective date of other premium payments and requests that you make.....33
   Reports to Policy Owners...................................................33
ADDITIONAL BENEFIT RIDERS.....................................................34
   Riders.....................................................................34
      Maturity Extension Rider................................................34
      Split Policy Exchange Rider.............................................35
   Tax Consequences of Additional Rider Benefits..............................35
POLICY TRANSACTIONS...........................................................35
   Withdrawing Policy Investments.............................................35
      Full surrender..........................................................35
      Partial surrender.......................................................36
      Option to exchange Policy during first 18 months........................36
      Option to convert to paid-up endowment insurance........................37
      Right to convert in the event of a material change in
         investment policy....................................................37
      Policy loans............................................................37
      Preferred loan interest rate............................................38
      Maturity of your Policy.................................................38
      Tax considerations......................................................39
POLICY PAYMENTS...............................................................39
   Payment Options............................................................39
      Change of payment option................................................39
      Tax impact..............................................................39
   The Beneficiary............................................................40
   Assignment of a Policy.....................................................40
   Payment of Proceeds........................................................40
      General.................................................................40
      Delay of Fixed Account proceeds.........................................40
      Delay for check clearance...............................................40
      Delay of Separate Account USL VL-R proceeds.............................40

      Delay to challenge coverage.............................................41
      Delay required under applicable law.....................................41
ADDITIONAL RIGHTS THAT WE HAVE................................................41
      Underwriting and premium classes........................................42
      Policies purchased through "internal rollovers".........................42
      Policies purchased through term life conversions........................42
      Variations in expenses or risks.........................................42
CHARGES UNDER THE POLICY......................................................42
      Premium tax charge......................................................42
      Premium expense charge..................................................43
      Daily charge (mortality and expense risk fee)...........................43
      Flat monthly charge.....................................................43
      Monthly expense charge (per $1,000 of base coverage)....................43
      Monthly insurance charge................................................43
      Monthly charges for additional benefit riders...........................44
      Surrender charge........................................................44
      Partial surrender processing fee........................................45
      Transfer fee............................................................45
      Illustrations...........................................................45
      Policy loans............................................................45
      Charge for taxes........................................................45
      Allocation of charges...................................................45
   More About Policy Charges..................................................45
      Purpose of our charges..................................................45
      General.................................................................46
ACCUMULATION VALUE............................................................46
      Your accumulation value.................................................46
      Your investment options.................................................46
POLICY LAPSE AND REINSTATEMENT................................................47
FEDERAL TAX CONSIDERATIONS....................................................47
   Tax Effects................................................................47
      General.................................................................47
      Testing for modified endowment contract status..........................48
      Other effects of Policy changes.........................................49
      Rider benefits..........................................................49
      Taxation of pre-death distributions if your Policy is not a modified endowment contract..........................................49
      Taxation of pre-death distributions if your Policy is a
         modified endowment contract..........................................49
      Policy lapses and reinstatements........................................50
      Taxation of Split Policy Exchange Rider.................................50
      Diversification.........................................................50
      Estate and generation skipping taxes....................................51
      Life insurance in split dollar arrangements.............................51
      Pension and profit-sharing plans........................................52
      Other employee benefit programs.........................................52
      ERISA...................................................................52
      Our taxes...............................................................53
      When we withhold income taxes...........................................53
      Tax changes.............................................................53
LEGAL PROCEEDINGS.............................................................53
FINANCIAL STATEMENTS..........................................................54
INDEX OF SPECIAL WORDS AND PHRASES............................................55

-------------------------------------------------------------------------------------------------------
CONTACT INFORMATION: Here is how you can contact us about the Platinum Investor Survivor II Policies:
-------------------------------------------------------------------------------------------------------
                 ADMINISTRATIVE CENTER:                  HOME OFFICE:       PREMIUM PAYMENTS:
                 ----------------------                  ------------       -----------------
(Express Delivery)                  (U.S. Mail)          830 Third Avenue   (Express Delivery)
VUL Administration                  VUL Administration   New York,          The United States Life
2727-A Allen Parkway                P. O. Box 4880       New York 10022     Insurance Company in
Houston, Texas 77019-2191           Houston, Texas       1-212-709-6000     the City of New York
1-713-831-3913, 1-800-251-3720      77210-4880                              c/o Southwest Bank of Texas
(Hearing Impaired) 1-888-436-5258                                           4400 Post Oak
1-888-436-5258                                                              Houston, TX 77027
Fax: 1-713-620-6653                                                         Attn: Lockbox Processing
(Except premium payments)                                                   (U.S. Mail)
                                                                            The United States Life
                                                                            Insurance Company in
                                                                            the City of New York
                                                                            P.O. Box 4728, Dept. L
                                                                            Houston, TX 77210-4728
-------------------------------------------------------------------------------------------------------

                          POLICY BENEFITS/RISKS SUMMARY

     This summary describes the Policy's important benefits and risks. The sections in this prospectus following this summary discuss the Policy's benefits and other provisions in more detail.

                                 POLICY BENEFITS

     The Policy insures the lives of two individuals, each of whom is called a "contingent insured." During the contingent insureds' lifetimes, you may, within limits, (1) change the amount of insurance, (2) borrow or withdraw amounts you have invested, (3) choose when and how much you invest, (4) choose whether your accumulation value under your Policy, upon the last surviving contingent insured's death, will be added to the insurance proceeds we otherwise will pay to the beneficiary, and (5) add or delete certain other optional benefits that we make available by rider to your Policy. At the time of purchase, you can decide whether your Policy will be subject to certain tax rules that maximize the cash value or rules that maximize the insurance coverage.

     You may currently allocate your accumulation value among the 50 variable investment options available under the Policy, each of which invests in an underlying Fund (each available portfolio is referred to in this prospectus as a "Fund" and collectively, the "Funds"), and the Fixed Account, which credits a specified rate of interest.

     Your accumulation value will vary based on the investment performance of the variable investment options you choose and interest credited to the Fixed Account.

Death Benefit

     . Death Benefit Proceeds: We pay the death benefit proceeds (reduced by any outstanding Policy loans and increased by any unearned loan interest we may have already charged) to the beneficiary upon the death of the last surviving contingent insured. In your application to buy a Platinum Investor Survivor II Policy, you tell us how much life insurance coverage you want. We call this the "specified amount" of insurance. We will increase the death benefit by any additional specified amount under a benefit rider. Platinum Investor Survivor II is available for specified amounts of $500,000 or more. The specified amount consists of what we refer to as "base coverage" plus any "supplemental coverage" you select. See "Base coverage and supplemental coverage" on page 25. You decide how much base coverage and how much supplemental coverage you want. Base coverage must be at least 10% of the specified amount. We also provide a guarantee of a death benefit equal to the specified amount (less any indebtedness) and any benefit riders during the first 5 Policy years. This guarantee is not applicable if your Policy has lapsed.

     . Death Benefit Option 1 and Option 2: You may choose between two death benefit options under the Policy. You can choose either death benefit Option 1 or Option 2 at the time of your application or at any later time before the death of the last surviving contingent insured. You must choose one of the two Options at the time we issue your Policy.

          . Death Benefit Option 1 is the specified amount on the date of the last surviving contingent insured's death; or

          . Death Benefit Option 2 is the sum of (a) the specified amount on the date of the last surviving contingent insured's death and (b) the Policy's accumulation value as of the date of the last surviving contingent insured's death.

          Federal tax law may require us to increase payment under either of the above death benefit options. See "Required minimum death benefit" on page 23.

Full Surrenders, Partial Surrenders, Transfers, and Policy Loans

     . Full Surrenders: At any time while the Policy is in force, you may surrender your Policy in full. If you do, we will pay you the accumulation value, less any Policy loans, plus any unearned loan interest, and less any surrender charge that then applies. We call this amount your "cash surrender value." You cannot reinstate a surrendered Policy. A full surrender may have adverse tax consequences.

     . Partial Surrenders: You may, at any time after the first Policy year, make a partial surrender of your Policy's cash surrender value. A partial surrender must be at least $500. We do not allow partial surrenders that would reduce the death benefit below $500,000. A partial surrender may have adverse tax consequences.

     . Transfers: Within certain limits, you may make transfers among the variable investment options and the Fixed Account. You may make up to twelve transfers of accumulation value among the variable investment options in each Policy year without charge. We will assess a $25 charge for each transfer after the 12th transfer in a Policy year. There are special limits on transfers involving the Fixed Account.

     . Policy Loans: You may take a loan from your Policy at any time. The maximum loan amount you may take is equal to your Policy's cash surrender value less three month's Policy charges and less the loan interest that will be payable on your loan through your next Policy anniversary. The minimum loan you may take is $500 or, if less, an amount equal to your Policy's cash surrender value less the loan interest payable through your next Policy anniversary. We charge you interest at an effective annual rate of 4.75% on your loan. We credit interest on loaned amounts; we guarantee an effective annual interest rate of 4%. After the tenth Policy year, you may take a preferred loan from your Policy. You may increase your risk of lapse if you take a loan. Loans may have adverse tax consequences.

Premiums

     . Flexibility of Premiums: After you pay the initial premium, you can pay subsequent premiums at any time (prior to the Policy's maturity) and in any amount (but not less than $25). You can select a premium payment plan to pay "Planned Periodic Premiums" quarterly, semiannually, or annually. You are not required to pay premiums according to the plan, after payment of your initial premium, you need only invest enough to ensure your Policy's cash surrender value stays above zero or that the first 5 Policy year benefit (described under "Monthly guarantee premiums" on page ) remains in effect. You may also choose to have premiums automatically deducted monthly from your bank account or other source under our automatic payment plan. Under certain circumstances, we may reject a premium payment.

     . Free Look: When you receive your Policy, the free look period begins. You may return your Policy during this period and receive a refund. We will refund you the greater of (i) any premium payments received by us or (ii) your accumulation value plus any charges that have been deducted prior to allocation to your specified investment options. The free look period generally expires 10 days after you receive the Policy.

The Policy

     . Ownership Rights: While the contingent insureds are living, you, as the owner of the Policy, may exercise all of the rights and options described in the Policy. These rights include selecting and changing the beneficiary, changing the owner, and assigning the Policy.

     . Separate Account: You may direct the money in your Policy to any of the variable investment options of the Separate Account. Each variable investment option invests exclusively in one of the Funds listed in this prospectus.

     . Fixed Account: You may place amounts in the Fixed Account where it earns at least 3% annual interest. We may declare higher rates of interest, but are not obligated to do so.

     . Accumulation Value: Your accumulation value is the sum of your amounts in the variable investment options and the Fixed Account. Accumulation value varies from day to day, depending on the investment performance of the variable investment options you choose, interest we credit to the Fixed Account, charges we deduct, and any other transactions (e.g., transfers, partial surrenders, and loans).

     . Payment Options: There are several ways of receiving proceeds under the death benefit, surrender, and maturity provisions of the Policy, other than in a lump sum. More detailed information concerning these payment options is available on request from our Administrative Office.

     . Tax Benefits: The Policy is designed to afford the tax treatment normally accorded life insurance contracts under federal tax law. Generally, under federal tax law, the death benefit under a qualifying life insurance policy is excludable from the gross income of the beneficiary. This means that under a qualifying life insurance policy, cash value builds up on a tax deferred basis and transfers of cash value among the available investment options under the policy may be made tax free. Under a qualifying life insurance policy that is not a modified endowment contract ("MEC"), the proceeds from Policy loans would not be taxed. If the Policy is not a MEC, distributions generally will be treated first as a return of basis or investment in the Policy and then as taxable income. Moreover, loans will generally not be treated as distributions. Finally, neither distributions nor loans from a Policy that is not a MEC are subject to the 10% penalty tax.

Supplemental Benefits and Riders

     We offer riders that provide supplemental benefits under the Policy. If you select the Maturity Extension Rider-Death Benefit version, a charge, which is shown on page 3 of your Policy, will be deducted from your accumulation value on each monthly deduction date. Eligibility for and changes in these benefits are subject to our rules and procedures as in effect from time to time.

                                  POLICY RISKS

Investment Risk

     The Policy is not suitable as a short-term investment. We designed the Policy to meet long-term financial goals. In the Policy's early years, if the total charges exceed total premiums paid or if your investment choices perform poorly, your Policy may not have any cash surrender value. The surrender charge is large enough in the Policy's early years so that if you fully surrender your Policy you may receive no cash surrender value. If you take multiple partial surrenders, your accumulation value may not cover required charges and your Policy would lapse.

     If you invest your accumulation value in one or more variable investment options, then you will be subject to the risk that the investment performance of the variable investment options will be unfavorable. You will also be subject to the risk that the accumulation value will decrease because of the unfavorable performance and the resulting higher insurance charges. You could lose everything you invest. You will also be subject to the risk that the investment performance of the variable investment options you choose may be less favorable than that of other variable investment options, and in order to keep the Policy in force may be required to pay more premiums than originally planned. We do not guarantee a minimum accumulation value.

     If you allocate net premiums to the Fixed Account, then we credit your accumulation value (in the Fixed Account) with a declared rate of interest, but you assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum effective annual rate of 3%.

Risk of Lapse

     During the first 5 Policy year benefit period discussed on page 27, your Policy will not enter a grace period or terminate if the Monthly Guarantee Premium has been met. After expiration of this benefit, if your cash surrender value is not enough to pay the charges deducted against your accumulation value each month, your Policy may enter a 61-day grace period. We will notify you that the Policy will lapse (terminate without value) at the end of the grace period unless you make a sufficient payment. Your Policy may also lapse if outstanding Policy loans plus any accrued interest payable exceeds the cash surrender value. If the first 5 Policy year benefit is applicable to your Policy and you pay the monthly guarantee premium, your Policy will not lapse and we will provide at least an Option 1 death benefit.

Tax Risks

     We anticipate that the Policy should generally be deemed a life insurance contract under federal tax law. However, due to limited guidance under the federal tax law, there is some uncertainty about the application of the federal tax law to the Policy, particularly if you pay the full amount of premiums permitted under the Policy. Although USL believes that the Policies are in compliance with Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code"), the manner in which Section 7702 should be applied to certain features of a last survivor life insurance policy is not directly addressed by
Section 7702. In the absence of final regulations or other guidance issued under
Section 7702 there is necessarily some uncertainty whether survivor life insurance policies, like the Platinum Investor Survivor II Policies will meet the Section 7702 definitions of a life insurance contract. Please consult a tax adviser about these consequences.

     Depending on the total amount of premiums you pay, the Policy may be treated as a MEC under federal tax laws. If a Policy is treated as a MEC, then surrenders, partial surrenders, and loans under the Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on surrenders, partial surrenders, and loans taken before you reach age 59 1/2.

     See "Federal Tax Considerations" on page 47. You should consult a qualified tax adviser for assistance in all Policy-related tax matters.

Partial Surrender and Full Surrender Risks

     The surrender charge under the Policy applies for the first 14 Policy years (and for a maximum of the first 14 Policy years after any requested increase in the Policy's base coverage) in the event you surrender the Policy or decrease the base coverage. The surrender charge may be considerable. We will apply the surrender charge only to the base coverage portion of the specified amount. Any outstanding loan balance reduces the amount available to you upon a partial or full surrender. The surrender charge period depends on the age of the younger of the contingent insureds. It is possible that you will receive no cash surrender value if you surrender your Policy in the first few Policy years. Any outstanding loan balance reduces the amount available to you upon a partial or full surrender. You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender all or part of the accumulation value in the near future. We designed the Policy to meet long-term financial goals.

     A partial surrender or surrender may have adverse tax consequences.

Policy Loan Risks

     A Policy loan, whether or not repaid, will affect accumulation value over time because we subtract the amount of the loan and any accrued interest from the variable investment options and/or Fixed Account as collateral, and this loan collateral does not participate in the investment performance of the variable investment options or receive any excess current interest rate credited to the Fixed Account.

     We reduce the amount we pay on the last surviving contingent insured's death by the amount of any Policy loan and any accrued interest. Your Policy may lapse (terminate without value) if outstanding Policy loans plus any accrued interest payable reduces the cash surrender value to zero.

     If you surrender the Policy or allow it to lapse while a Policy loan remains outstanding, the amount of the loan, to the extent it has not been previously taxed, is treated as a distribution from the Policy and may be subject to federal income taxation.

                                PORTFOLIO RISKS

     A discussion of the risks of each Fund may be found in its prospectus. Please refer to the Funds' prospectuses for more information. You may request a copy of any or all of the Fund prospectuses by contacting us at the Administrative Center shown on page 5 of this prospectus.

     There is no assurance that any of the Funds will achieve its stated investment objective.

                                TABLES OF CHARGES

     The following tables describe the fees and expenses that are payable, when buying, owning and surrendering a Policy. No Policy owner will be charged more than the amount we show under the "Maximum Guaranteed Charge" columns.

     The first table describes the fees and expenses that are payable at the time that you (1) buy a Policy, (2) surrender a Policy during the first 14 Policy years and the first 14 Policy years following an increase in the Policy's base coverage, (3) change a Policy's specified amount, or (4) transfer accumulation value between investment options.

-----------------------------------------------------------------------------------------------------------------
                                                 Transaction Fees
-----------------------------------------------------------------------------------------------------------------
                         When Charge is                 Maximum Guaranteed
Charge                   Deducted                       Charge                      Current Charge
-----------------------------------------------------------------------------------------------------------------
Premium Tax Charge       Upon receipt of each premium   3.5%/1/ of each premium     2%/1/ of each premium payment
                         payment                        payment
-----------------------------------------------------------------------------------------------------------------
Premium Expense Charge   Upon receipt of each premium   5% of the premium payment   5% of the premium payment
                         payment                        remaining after deduction   remaining after deduction of
                                                        of the premium tax charge   the premium tax charge
-----------------------------------------------------------------------------------------------------------------

----------
     /1/ Premium tax rates vary by state. For example, the highest premium tax rate, 3.5%, is in the state of Nevada, while the lowest premium tax rate, 0.75%, is in the state of Wyoming.

----------------------------------------------------------------------------------------------------------------------------------
                                                         Transaction Fees
----------------------------------------------------------------------------------------------------------------------------------
                                         When Charge is                 Maximum Guaranteed
Charge                                   Deducted                       Charge                           Current Charge
----------------------------------------------------------------------------------------------------------------------------------
Surrender Charge/1/

   Maximum Charge-for a 72 year          Upon a full surrender of       $31.95 per $1,000 of base        $31.95 per $1,000 of base
   old female, preferred non-tobacco,    your Policy during the first   coverage                         coverage
   and a 72 year old female, preferred   14 Policy years and during
   non-tobacco with a specified          the first 14 Policy years
   amount of $500,000, of which          following an increase in
   $400,000 is base coverage             the Policy's base coverage
----------------------------------------------------------------------------------------------------------------------------------
   Minimum Charge-for a 90 year old      Upon a full surrender of       $1.39 per $1,000 of base         $1.39 per $1,000 of base
   male, standard tobacco and a          your Policy during the first   coverage                         coverage
   20 year old female, preferred         14 Policy years and during
   non-tobacco with a specified          the first 14 Policy years
   amount of $500,000, of which          following an increase in
   $400,000 is base coverage             the Policy's base coverage
----------------------------------------------------------------------------------------------------------------------------------
   Example Charge-for a 60 year old      Upon a full surrender of       $19.88 per $1,000 of base        $19.88 per $1,000 of base
   male, preferred non-tobacco and a     your Policy during the first   coverage                         coverage
   60 year old female, preferred         14 Policy years and during
   non-tobacco with a specified          the first 14 Policy years
   amount of $500,000 of which           following an increase in
   $400,000 is base coverage             the Policy's base coverage
----------------------------------------------------------------------------------------------------------------------------------
Partial Surrender Processing Fee         Upon a partial surrender of    The lesser of $25 or 2% of the   $10
                                         your Policy                    partial surrender fee
----------------------------------------------------------------------------------------------------------------------------------
Transfer Fee                             Upon a transfer of             First 12 transfers in a Policy   First 12 transfers in a
                                         accumulation value             year are free; $25 for each      Policy year are free; $25
                                                                        subsequent transfer              for each subsequent
                                                                                                         transfer
----------------------------------------------------------------------------------------------------------------------------------
Policy Loan Interest Charge              Annually (on your Policy       4.75% of the loan balance        4.75% of the loan balance
                                         anniversary)
----------------------------------------------------------------------------------------------------------------------------------
Policy Owner Additional                  Upon each request for a        $25                              $0
Illustration Charge                      Policy illustration after the
                                         first in a Policy year
----------------------------------------------------------------------------------------------------------------------------------

----------
     /1/ The Surrender Charge will vary based on the contingent insureds' sex, age, premium class, Policy year and amount of base coverage. The Surrender Charges shown in the table may not be typical of the charges you will pay. Page 4C of your Policy will indicate the guaranteed Surrender Charges applicable to your Policy. More detailed information concerning your Surrender Charge is available on request from our Administrative Center.

     The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including Fund fees and expenses.

------------------------------------------------------------------------------------------------------------------------------
                                                       Periodic Charges
                                                    (other than Fund fees)
------------------------------------------------------------------------------------------------------------------------------
                                     When Charge is              Maximum Guaranteed
Charge                               Deducted                    Charge                            Current Charge
------------------------------------------------------------------------------------------------------------------------------
Flat Monthly Charge                  Monthly, at the beginning   $10                               $10
                                     of each Policy month
------------------------------------------------------------------------------------------------------------------------------
Cost of Insurance Charge/1/

Minimum Charge for the first         Monthly, at the beginning   $0.01 per $1,000 of net           $0.01 per $1,000 of net
Policy year-for a 20 year old        of each Policy month        amount at risk/2/ attributable    amount at risk attributable
female, preferred non-tobacco and                                to base coverage; and             to base coverage; and
a 20 year old female, preferred
non-tobacco with a specified                                     $0.01 per $1,000 of net           $0.01 per $1,000 of net
amount of $500,000, of which                                     amount at risk attributable to    amount at risk attributable
$400,000 is base coverage and                                    supplemental coverage             to supplemental coverage
$100,000 is supplemental coverage
------------------------------------------------------------------------------------------------------------------------------
Maximum Charge for the first         Monthly, at the beginning   $4.55 per $1,000 of net           $0.27 per $1,000 of net
policy year-for a 90 year old        of each Policy month        amount at risk attributable to    amount at risk attributable
standard tobacco and a 90 year old                               base coverage; and                to base coverage; and
male, standard tobacco with a
specified amount of $500,000 of                                  $4.55 per $1,000 of net           $0.27 per $1,000 of net
which $400,000 is base coverage                                  amount at risk attributable to    amount at risk attributable
and $100,000 is supplemental                                     supplemental coverage             to supplemental coverage
coverage
------------------------------------------------------------------------------------------------------------------------------
Example Charge for the first         Monthly, at the beginning   $0.01 per $1,000 of net           $0.01 per $1,000 of net
policy year-for a 60 year old        of each Policy month        amount at risk attributable to    amount at risk attributable
male, preferred non-tobacco and a                                base coverage; and                to base coverage; and
60 year old female, preferred
non-tobacco with a specified                                     $0.01 per $1,000 of net           $0.01 per $1,000 of net
amount of $500,000, of which                                     amount at risk attributable to    amount at risk attributable
$400,000 is base coverage and                                    supplemental coverage             to supplemental coverage
$100,000 is supplemental coverage
------------------------------------------------------------------------------------------------------------------------------

----------
     /1/ The Cost of Insurance Charge will vary based on the contingent insureds' sex, age and premium class, Policy year and specified amount. The Cost of Insurance Charges shown in the table may not be typical of the charges you will pay. Page 4B of your Policy will indicate the maximum guaranteed Cost of Insurance Charge applicable to your Policy. More detailed information concerning your Cost of Insurance Charge is available free of charge on request from our Administrative Center shown on page 5 of this prospectus. Also see "Preliminary Information Statement and Policy Summary" on page 22 of this prospectus. Policy illustrations, which show the impact of cost of insurance charges on Policy values, are free until you purchase a Policy. Thereafter we reserve the right to charge $25 for each illustration after the first in each Policy year.

     /2/ The net amount at risk is the difference between the current death benefit under your Policy and your accumulation value under the Policy.

-----------------------------------------------------------------------------------------------------------------------
                                                    Periodic Charges
                                                 (other than Fund fees)
-----------------------------------------------------------------------------------------------------------------------
                                     When Charge is                 Maximum Guaranteed
Charge                               Deducted                       Charge                     Current Charge
-----------------------------------------------------------------------------------------------------------------------
Monthly Expense Charge (per
$1,000 of base coverage)/1/

Minimum Charge-for a 20 year old     Monthly, at the beginning      $0.09 for each $1,000 of   $0.09 for each $1,000 of
female, preferred non-tobacco and    of each Policy month.          base coverage              base coverage
a 20 year old female, preferred      This charge is imposed
non-tobacco with a specified amount  during the first 4 Policy
of $500,000, of which $400,00 is     years and the first 4 Policy
base coverage                        years following an
                                     increase in base coverage/2/
-----------------------------------------------------------------------------------------------------------------------
Maximum Charge-for a 90 year old     Monthly, at the beginning      $2.12 for each $1,000 of   $2.12 for each $1,000 of
male, standard tobacco and a         of each Policy month.          base coverage              base coverage
90 year old male, standard tobacco   This charge is imposed
with a specified amount of           during the first 4 Policy
$500,000, of which $400,000 is base  years and the first 4 Policy
coverage                             years following an
                                     increase in base coverage/2/
-----------------------------------------------------------------------------------------------------------------------
Example Charge-for a 60 year old     Monthly, at the beginning      $0.58 for each $1,000 of   $0.58 for each $1,000 of
male, preferred non-tobacco and a    of each Policy month.          base coverage              base coverage
60 year old female, preferred        This charge is imposed
non-tobacco with a specified amount  during the first 4 Policy
of $500,000, of which $400,000 is    years and the first 4 Policy
base coverage                        years following an
                                     increase in base coverage/2/
-----------------------------------------------------------------------------------------------------------------------
Daily Charge (mortality and expense  Daily
risk fee)
                                                                    annual effective rate of   annual effective rate of
Policy years 1-15/3, 4/                                             0.75%                      0.75%
-----------------------------------------------------------------------------------------------------------------------

----------
     /1/ The monthly expense charge is applied only against each $1,000 of base coverage, and not against the Policy's supplemental coverage. The monthly expense charge per $1,000 of base coverage will vary based on the amount of base coverage and each of the contingent insured's sex, age and premium class. The monthly expense charge per $1,000 of base coverage shown in the table may not be typical of the charges you will pay. Page 4 of your Policy will indicate the initial monthly expense charge per $1,000 of base coverage applicable to your Policy. More detailed information covering your monthly expense charge per $1,000 of base coverage is available on request from our Administrative Office or your insurance representative. There is no additional charge for any illustrations which may show various amounts of base and supplemental coverage.

     /2/ The charge assessed during the first 4 Policy years following an increase in base coverage is only upon the amount of the increase in base coverage.

     /3/ After the 15th Policy year, the daily charge will be as follows:
               Policy years 16-30.............effective annual rate of 0.50%
               Policy years 31+................effective annual rate of 0.15%
     These reductions in the amount of the daily charge are guaranteed.

     /4/ All percentages are calculated as a percent of accumulation value invested in the variable investment options.

     The next table describes the fees and expenses that you will pay periodically, if you choose an optional benefit rider during the time that you own the Policy.

----------------------------------------------------------------------------------------------------------------------------
                                                            Periodic Charges
                                                     (optional benefit riders only)
----------------------------------------------------------------------------------------------------------------------------
                                 When Charge is               Maximum Guaranteed
Optional Benefit Rider Charges   Deducted                     Charge                         Current Charge
----------------------------------------------------------------------------------------------------------------------------
Maturity Extension Rider Death
Benefit Version/1/               Monthly beginning 9          $30 per $1,000 of net amount   $5 per $1,000 of net amount at
                                 years before your original   at risk attributable to the    risk attributable to the Policy
Initial Charge                   maturity date                Policy (without any riders)    (without any riders)
----------------------------------------------------------------------------------------------------------------------------

----------
     /1/ Please ask your insurance representative if this version of the Maternity Extension Rider is available at the time you apply for a Policy.

         The next table describes the Fund fees and expenses that you will pay periodically during the time that you own the Policy. The table shows the maximum and minimum Total Annual Fund Operating Expenses before contractual waiver or reimbursement for any of the Funds for the fiscal year ended December 31, 2003. Current and future expenses for the Funds may be higher or lower than those shown.

---------------------------------------------------------------
                 Annual Fund Fees and Expenses
       (expenses that are deducted from the Fund assets)

---------------------------------------------------------------
Charge                                        Maximum   Minimum
---------------------------------------------------------------
Total Annual Fund Operating Expenses           1.58%     0.29%
for all of the Funds (expenses that are
deducted from portfolio assets include
management fees, distribution (12b-1) fees,
and other expenses)/1/
---------------------------------------------------------------

     Details concerning each Fund's specific fees and expenses are contained in the Funds' prospectuses accompanying this Policy prospectus.

----------
     /1/ Currently 8 of the Funds have contractual reimbursements or fee waivers. These reimbursements or waivers expire on April 30, 2005. The impact of contractual reimbursements or fee waivers is as follows:

-----------------------------------------------------------------------
              Charge                                  Maximum   Minimum
-----------------------------------------------------------------------
Total Annual Fund Operating Expenses for all of the    1.27%     0.29%
Funds After Contractual Reimbursement or Fee Waiver
-----------------------------------------------------------------------

                               GENERAL INFORMATION

The United States Life Insurance Company in the City of New York

     We are The United States Life Insurance Company in the City of New York ("USL"). USL is a stock life insurance company organized under the laws of the State of New York on February 25, 1850. USL's home office address is 830 Third Avenue, New York, New York 10022. USL is an indirect, wholly-owned subsidiary of American International Group, Inc. ("AIG"). AIG, a Delaware corporation, is a holding company which through its subsidiaries is primarily engaged in a broad range of insurance and insurance-related activities and financial services in the United States and abroad. AIG American General is a marketing name of USL and its affiliates. The commitments under the Policies are USL's, and AIG has no legal obligation to back those commitments.

     USL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. USL's membership in IMSA applies only to USL and not its products.

Separate Account USL VL-R

     We hold the Fund shares in which any of your accumulation value is invested in Separate Account USL VL-R (the "Separate Account"). The Separate Account is registered as a unit investment trust with the SEC under the Investment Company Act of 1940. We created the Separate Account on August 8, 1997 under New York law.

     For record keeping and financial reporting purposes, the Separate Account is divided into 53 separate "divisions," 50 of which correspond to the 50 variable "investment options" under the Policy. The remaining 3 divisions, and some of these 50 divisions, represent investment options available under other variable life policies we offer. We hold the Fund shares in which we invest your accumulation value for an investment option in the division that corresponds to that investment option. Income, gains and losses credited to, or charged against, the Separate Account reflect the Separate Account's own investment experience and not the investment experience of the Separate Account's other assets.

     The assets in the Separate Account are our property. The assets in the Separate Account may not be used to pay any liabilities of USL other than those arising from the Policies. USL is obligated to pay all amounts under the Policies due the Policy owners.

Additional Information

     We have filed a Statement of Additional Information (the "SAI") with the SEC which includes more information about your Policy. The back cover page to this prospectus describes how you can obtain a copy of the SAI.

Communication with USL

     When we refer to "you," we mean the person who is authorized to take any action with respect to a Policy. Generally, this is the owner named in the Policy. Where a Policy has more than one owner, each owner generally must join in any requested action, except for transfers and changes in the allocation of future premiums or changes among the investment options.

     Administrative Center. The Administrative Center provides service to all Policy owners. For applicants, your USL representative will tell you if you should use an address other than the Administrative Center address. All premium payments, requests, directions and other communications should be directed to the appropriate location. See USL's addresses under "Contact Information" on page 5 of this prospectus.

     General. You should mail or express premium payments and loan repayments directly to the appropriate address shown on your billing statement. If you do not receive a billing statement, send your premium directly to the address for premium payments shown under "Contact Information" on page 5 of this prospectus.

     You must make the following requests in writing:

          .    transfer of accumulation value;
          .    loan;
          .    full surrender;
          .    partial surrender;
          .    change of beneficiary or contingent beneficiary;
          .    change of allocation percentages for premium payments;
          .    change of allocation percentages for Policy deductions;
          .    loan repayments or loan interest payments;
          .    change of death benefit option or manner of death benefit
               payment;
          .    change in specified amount;
          .    addition or cancellation of, or other action with respect to any benefit riders;
          .    election of a payment option for Policy proceeds; and
          .    tax withholding elections.

     You should mail or express these requests to the Administrative Center address shown under "Contact Information" on page 5. You should also communicate notice of the last surviving contingent insured's death, and related documentation, to our Administrative Center address.

     We have special forms which should be used for loans, assignments, partial and full surrenders, changes of owner or beneficiary, and all other contractual changes. You will be asked to return your Policy when you request a full surrender. You may obtain these forms from our Administrative Center or from your USL representative. Each communication must include your name, Policy number and the contingent insureds' names. We cannot process any requested action that does not include all required information.

Variable Investment Options

     We divided the Separate Account into variable investment options, each of which invests in shares of a corresponding Fund. Currently, you may invest premium payments in variable investment options investing in the Funds listed in the following table. The name of each Fund describes its type (for example, money market fund, growth fund, equity fund, etc.), except for the Funds with a footnote 1 next to their name. For these Funds, whose name does not describe their type, we provide that information immediately following the table. Fund sub-advisers are shown in parenthesis.

------------------------------------------------------------------------------------------------------------------------
                  Variable Investment Options                        Investment Adviser (sub-adviser, if applicable)
------------------------------------------------------------------------------------------------------------------------
AIM V.I. International Growth Fund - Series I shares             A I M Advisors, Inc.
------------------------------------------------------------------------------------------------------------------------
AIM V.I. Premier Equity Fund - Series I shares                   A I M Advisors, Inc.
------------------------------------------------------------------------------------------------------------------------
Alger American Leveraged All Cap Portfolio - Class O Shares/1/   Fred Alger Management, Inc.
------------------------------------------------------------------------------------------------------------------------
Alger American MidCap Growth Portfolio - Class O Shares          Fred Alger Management, Inc.
------------------------------------------------------------------------------------------------------------------------
American Century VP Value Fund                                   American Century Investment Management, Inc.
------------------------------------------------------------------------------------------------------------------------
Credit Suisse Small Cap Growth Portfolio                         Credit Suisse Asset Management, LLC
------------------------------------------------------------------------------------------------------------------------
Dreyfus IP MidCap Stock Portfolio - Initial shares               The Dreyfus Corporation
------------------------------------------------------------------------------------------------------------------------
Dreyfus VIF Developing Leaders Portfolio - Initial shares        The Dreyfus Corporation
------------------------------------------------------------------------------------------------------------------------
Dreyfus VIF Quality Bond Portfolio - Initial shares              The Dreyfus Corporation
------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Asset Manager(SM) Portfolio - Service Class 2/1/     Fidelity Management & Research Company (FMR Co., Inc.)
                                                                 (Fidelity Management & Research (U.K.) Inc.)
                                                                 (Fidelity Management & Research (Far East) Inc.)
                                                                 (Fidelity Investments Money Management, Inc.)
                                                                 (Fidelity Investments Japan Limited)
------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Contrafund(R) Portfolio - Service Class 2/1/         Fidelity Management & Research Company (FMR Co., Inc.)
                                                                 (Fidelity Management & Research (U.K.) Inc.)
                                                                 (Fidelity Management & Research (Far East) Inc.)
                                                                 (Fidelity Investments Japan Limited)
------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income Portfolio - Service Class 2           Fidelity Management & Research Company (FMR Co., Inc.)
------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio - Service Class 2                  Fidelity Management & Research Company (FMR Co., Inc.)
------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Mid Cap Portfolio - Service Class 2                 Fidelity Management & Research Company (FMR Co., Inc.)
                                                                 (Fidelity Management & Research (U.K.) Inc.)
                                                                 (Fidelity Management & Research (Far East) Inc.)
                                                                 (Fidelity Investments Japan Limited)
------------------------------------------------------------------------------------------------------------------------
Franklin Templeton Foreign Securities Fund - Class 2             Templeton Investment Counsel, LLC
------------------------------------------------------------------------------------------------------------------------
Franklin Templeton Mutual Shares Securities Fund - Class 2/1/    Franklin Mutual Advisers, LLC
------------------------------------------------------------------------------------------------------------------------
Franklin Templeton Small Cap Value Securities Fund - Class 2     Franklin Advisory Services, LLC
------------------------------------------------------------------------------------------------------------------------
Franklin Templeton U.S. Government Fund - Class 2                Franklin Advisers, Inc.
------------------------------------------------------------------------------------------------------------------------
Janus Aspen International Growth Portfolio - Service Shares      Janus Capital
------------------------------------------------------------------------------------------------------------------------
Janus Aspen Mid Cap Growth Portfolio - Service Shares            Janus Capital
------------------------------------------------------------------------------------------------------------------------
Janus Aspen Worldwide Growth Portfolio - Service Shares          Janus Capital
------------------------------------------------------------------------------------------------------------------------
JPMorgan Mid Cap Value Portfolio                                 J.P. Morgan Investment Management Inc.
------------------------------------------------------------------------------------------------------------------------
JPMorgan Small Company Portfolio                                 J.P. Morgan Investment Management Inc.
------------------------------------------------------------------------------------------------------------------------
MFS(R) Capital Opportunities Series - Initial Class              Massachusetts Financial Services Company
------------------------------------------------------------------------------------------------------------------------
MFS(R) Emerging Growth Series - Initial Class                    Massachusetts Financial Services Company
------------------------------------------------------------------------------------------------------------------------
MFS(R) New Discovery Series/1/ - Initial Class                   Massachusetts Financial Services Company
------------------------------------------------------------------------------------------------------------------------
MFS(R) Research Series - Initial Class                           Massachusetts Financial Services Company
------------------------------------------------------------------------------------------------------------------------
Neuberger Berman AMT Mid-Cap Growth Portfolio                    Neuberger Berman Management Inc.
------------------------------------------------------------------------------------------------------------------------
Oppenheimer Balanced Fund/VA/1/                                  OppenheimerFunds, Inc.
------------------------------------------------------------------------------------------------------------------------
Oppenheimer Global Securities Fund/VA                            OppenheimerFunds, Inc.
------------------------------------------------------------------------------------------------------------------------
PIMCO VIT Real Return Portfolio - Administrative Class           Pacific Investment Management Company LLC
------------------------------------------------------------------------------------------------------------------------
PIMCO VIT Short-Term Portfolio - Administrative Class            Pacific Investment Management Company LLC
------------------------------------------------------------------------------------------------------------------------
PIMCO VIT Total Return Portfolio - Administrative Class          Pacific Investment Management Company LLC
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                 Variable Investment Options                         Investment Adviser (sub-adviser, if applicable)
------------------------------------------------------------------------------------------------------------------------
Putnam VT Diversified Income Fund - Class IB                     Putnam Investment Management, LLC
------------------------------------------------------------------------------------------------------------------------
Putnam VT Growth and Income Fund - Class IB                      Putnam Investment Management, LLC
------------------------------------------------------------------------------------------------------------------------
Putnam VT International Growth and Income Fund - Class IB        Putnam Investment Management, LLC
------------------------------------------------------------------------------------------------------------------------
SunAmerica Aggressive Growth Portfolio - Class 1 shares          AIG SunAmerica Asset Management Corp
------------------------------------------------------------------------------------------------------------------------
SunAmerica Balanced Portfolio - Class 1 shares                   AIG SunAmerica Asset Management Corp.
------------------------------------------------------------------------------------------------------------------------
UIF Equity Growth Portfolio - Class 1                            Morgan Stanley Investment Management Inc. (d/b/a
                                                                 Van Kampen)
------------------------------------------------------------------------------------------------------------------------
UIF High Yield Portfolio - Class 1                               Morgan Stanley Investment Management Inc. (d/b/a
                                                                 Van Kampen)
------------------------------------------------------------------------------------------------------------------------
VALIC Co. I International Equities Fund                          VALIC (AIG Global Investment Corp.)
------------------------------------------------------------------------------------------------------------------------
VALIC Co. I Mid Cap Index Fund                                   VALIC (AIG Global Investment Corp.)
------------------------------------------------------------------------------------------------------------------------
VALIC Co. I Money Market I Fund                                  VALIC (AIG SunAmerica Asset Management Corp.)
------------------------------------------------------------------------------------------------------------------------
VALIC Co. I Nasdaq-100(R) Index Fund                             VALIC (AIG Global Investment Corp.)
------------------------------------------------------------------------------------------------------------------------
VALIC Co. I Science & Technology Fund                            VALIC (T. Rowe Price Associates, Inc.)
------------------------------------------------------------------------------------------------------------------------
VALIC Co. I Small Cap Index Fund                                 VALIC (AIG Global Investment Corp.)
------------------------------------------------------------------------------------------------------------------------
VALIC Co. I Stock Index Fund                                     VALIC (AIG Global Investment Corp.)
------------------------------------------------------------------------------------------------------------------------
Van Kampen LIT Growth and Income Portfolio - Class I             Van Kampen Asset Management
------------------------------------------------------------------------------------------------------------------------
Vanguard High Yield Bond Portfolio                               Wellington Management Company, LLP
------------------------------------------------------------------------------------------------------------------------
Vanguard REIT Index Portfolio                                    The Vanguard Group
------------------------------------------------------------------------------------------------------------------------

----------
/1/ The Fund type for Alger American Leveraged AllCap Portfolio-Class O Shares is equity growth.
     The Fund type for Dreyfus VIF Developing Leaders Portfolio - Initial shares is small cap.
     The Fund type for Fidelity VIP Asset Manager(SM) Portfolio - Service Class 2 is high return.
     The Fund type for Fidelity VIP Contrafund(R) Portfolio - Service Class 2 is capital appreciation.
     The Fund type for Franklin Templeton Mutual Shares Securities Fund - Class 2 is capital appreciation.
     The Fund type for MFS New Discovery Series is small cap growth.
     The Fund type for Oppenheimer Balanced Fund/VA is total return.

     From time to time, certain Fund names are changed. When we are notified of a name change, we will make changes so that the new name is properly shown. However, until we complete the changes, we may provide you with various forms, reports and confirmations that reflect a Fund's prior name.

     You can learn more about the Funds, their investment policies, risks, expenses and all other aspects of their operations by reading their prospectuses, which accompany this prospectus. You should carefully read the Funds' prospectuses before you select any variable investment option. We do not guarantee that any Fund will achieve its objective. In addition, no single Fund or investment option, by itself, constitutes a balanced investment plan.

     We have entered into various services agreements with most of the advisers or administrators for the Funds. We receive payments for the administrative services we perform such as proxy mailing and tabulation, mailing of Fund related information and responding to Policy owners' inquiries about the Funds. Currently, these payments range from 0.15% to 0.35% of the market value of the assets invested in the underlying Fund as of a certain date, usually paid at the end of each calendar quarter. From time to time some of these arrangements may be renegotiated so that we receive a greater payment than previously paid depending on our determination that the expenses that we are incurring are greater than we anticipated. These payments do not result in any additional charges under the Policies that are not described under "Charges Under the Policy" on page 42.

     We have entered into a services agreement with PIMCO Variable Insurance Trust ("PIMCO VIT") under which we receive fees of up to 0.15% of the daily market value of the assets invested in the underlying Fund, paid directly by PIMCO VIT for services we perform.

     We also receive what is referred to as "12b-1 fees" from some of the Funds themselves. These fees are designed to help pay for our direct and indirect distribution costs for the Policies. These fees are generally equal to 0.25% of the daily market value of the assets invested in the underlying Fund.

Voting Privileges

     We are the legal owner of the Funds' shares held in the Separate Account. However, you may be asked to instruct us how to vote the Fund shares held in the various Funds that are attributable to your Policy at meetings of shareholders of the Funds. The number of votes for which you may give directions will be determined as of the record date for the meeting. The number of votes that you may direct related to a particular Fund is equal to (a) your accumulation value invested in that Fund divided by (b) the net asset value of one share of that Fund. Fractional votes will be recognized. We will vote all shares of each Fund that we hold of record, including any shares we own on our own behalf, in the same proportions as those shares for which we have received instructions from owners participating in that Fund through the Separate Account.

     If you are asked to give us voting instructions, we will send you the proxy material and a form for providing such instructions. Should we determine that we are no longer required to send the owner such materials, we will vote the shares as we determine in our sole discretion.

     In certain cases, we may disregard instructions relating to changes in a Fund's investment manager or its investment policies. We will advise you if we do and explain the reasons in our next report to Policy owners. USL reserves the right to modify these procedures in any manner that the laws in effect from time to time allow.

Fixed Account

     We invest any accumulation value you have allocated to the Fixed Account as part of our general assets. We credit interest on that accumulation value at a rate which we declare from time to time. We guarantee that the interest will be credited at an effective annual rate of at least 3%. Although this interest increases the amount of any accumulation value that you have in the Fixed Account, such accumulation value will also be reduced by any charges that are allocated to this option under the procedures described under "Allocation of charges" on page 45. The "daily charge" described on page 43 and the fees and expenses of the Funds discussed on page 11 do not apply to the Fixed Account.

     Our general account. Our general account assets are all of our assets that we do not hold in legally segregated separate accounts. Our general account supports our obligations to you under your Policy's Fixed Account. Because of applicable exemptions, no interest in this option has been registered under the Securities Act of 1933, as amended. Neither our general account or our Fixed Account is an investment company under the Investment Company Act of 1940. We have been advised that the staff of the SEC has not reviewed the disclosures that are included in this prospectus for your information about our general account or our Fixed Account. Those disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

     How we declare interest. Except for amounts held as collateral for loans, we can at any time change the rate of interest we are paying on any accumulation value allocated to our Fixed Account, but it will always be at an effective annual rate of at least 3%.

     Under these procedures, it is likely that at any time different interest rates will apply to different portions of your accumulation value, depending on when each portion was allocated to our Fixed Account. Any charges, partial surrenders, or loans that we take from any accumulation value that you have in our Fixed Account will be taken from each portion in reverse chronological order based on the date that accumulation value was allocated to this option.

Preliminary Information Statement and Policy Summary

     Before you purchase the Policy, we will provide you with a Buyer's Guide and a preliminary information statement illustrating some of the values and benefits of your Policy. If you request us to do so when you apply for your Policy, we will furnish you with additional preliminary information statements based on other characteristics. These characteristics could include different annual investment returns, your choice of investment options which show your premium payment invested in percentages of your choice, the weighted average of Fund expenses, and other differences you request. We will also provide you with a policy summary at the time that your Policy is delivered demonstrating the values and benefits contained in your Policy as issued. Copies of the Buyer's Guide and preliminary information statement are provided free of charge.

Illustrations

     After you purchase your Policy and upon your request, we will provide you with what we refer to as a personalized illustration. A personalized illustration shows future benefits under the Policy based upon (1) each of the contingent insured's age and premium class and (2) your selections of death benefit Option, specified amount, planned periodic premiums, riders, and proposed investment options. A personalized illustration takes into account your Policy's actual values and features as of the date the illustration is prepared. We reserve the right to charge a maximum fee of $25 for personalized illustrations prepared after the Policy is issued if you request us to do so more than once each year.

     A personalized illustration is illustrative only and should not be considered a representation of actual future performance. Your actual rates of return and actual charges may be higher or lower than an illustration. The actual return on your accumulation value will depend on factors such as the amounts you allocate to particular investment options, the amounts deducted for the Policy's fees and charges, the variable investment options' fees and charges, and your Policy loan and partial surrender history.

                                 POLICY FEATURES

Age

     Generally, our use of age in your Policy and this prospectus refers to a person who is between six months younger and six months older than the stated age.

Death Benefits

     Your specified amount of insurance. In your application to buy a Platinum Investor Survivor II Policy, you tell us how much life insurance coverage you want. We call this the "specified amount" of insurance. We also guarantee a death benefit for a specified period equal to the specified amount (less any indebtedness) and any benefit riders. We refer to this guarantee in both your Policy and this prospectus as the "guarantee period benefit." We provide more information about the specified amount and the guarantee period benefit under "Monthly guarantee premiums," beginning on page 27. You should read these other discussions carefully because they contain important information about how the choices you make can affect your benefits and the amount of premiums and charges you may have to pay.

     The specified amount consists of what we refer to as "base coverage" plus any "supplemental coverage" you select. You decide how much base coverage and how much supplemental coverage you want. Base coverage must be at least 10% of the specified amount. We also guarantee a death benefit equal to the initial specified amount (less any indebtedness) and any benefit riders during the first 5 Policy years. We provide more information about this benefit and the specified amount under "Monthly guarantee premiums," beginning on page 27 and under "Base coverage and supplemental coverage" beginning on page 25. You should read these other discussions carefully because they contain important information about how the choices you make can affect your benefits and the amount of premiums and charges you may have to pay.

     Your death benefit. You must choose between death benefit Option 1 and Option 2 under the Policy at the time it is issued. You may change your Option choice at any later time before the death of the last surviving contingent insured. The death benefit we will pay is reduced by any outstanding Policy loans and increased by any unearned loan interest we may have already charged. Depending on the Option you choose, the death benefit we will pay is

     . Option 1--The specified amount on the date of the last surviving contingent insured's death.

     . Option 2--The sum of (a) the specified amount on the date of the last surviving contingent insured's death and (b) the Policy's accumulation value as of the date of the last surviving contingent insured's death.

     See "Partial surrender" on page 36 for more information about the effect of partial surrenders on the amount of the death benefit.

     Under Option 2, your death benefit will tend to be higher than under Option
1. However, the monthly insurance charge we deduct will also be higher to compensate us for our additional risk. Because of this, your accumulation value for the same amount of premium will tend to be higher under Option 1 than under Option 2.

     Any premiums we receive after the last surviving contingent insured's death will be returned and not included in your accumulation value.

     Required minimum death benefit. We may be required under federal tax law to pay a larger death benefit than what would be paid under your chosen death benefit Option. We refer to this larger benefit as the "required minimum death benefit" as explained below.

     Federal tax law requires a minimum death benefit (the required minimum death benefit) in relation to the accumulation value in order for a Policy to qualify as life insurance. We will automatically increase the death benefit of a Policy if necessary to ensure that the Policy will continue to qualify as life insurance. One of two tests under current federal tax law can be used: the "guideline premium test" or the "cash value accumulation test." You must elect one of these tests when you apply for a Policy. After we issue your Policy, the choice may not be changed.

     If you choose the guideline premium test, total premium payments paid in a Policy year may not exceed the guideline premium payment limitations for life insurance set forth under federal tax law. If you choose the cash value accumulation test, there are no limits on the amount of premium you can pay in a Policy year, so long as the death benefit is large enough compared to the accumulation value to meet the test requirements.

     The other major difference between the two tax tests involves the Policy's required minimum death benefit. The required minimum death benefit is calculated as shown in the tables that follow.

     If you selected death benefit Option 1 or Option 2 at any time when the required minimum death benefit is more than the death benefit payable under the Option you selected, the death benefit payable would be the required minimum death benefit.

     Under federal tax law rules, if you selected death benefit Option 1 and elected the cash value accumulation test, rather than the guideline premium test, the payment of additional premiums may cause your accumulation value to increase to a level where the required minimum death benefit becomes applicable. Therefore, choosing the cash value accumulation test may make it more likely that the required minimum death benefit will apply if you select death benefit Option 1.

     If you anticipate that your Policy may have a substantial accumulation value in relation to its death benefit, you should be aware that the cash value accumulation test may cause your Policy's death benefit to be higher than if you had chosen the guideline premium test. To the extent that the cash value accumulation test does result in a higher death benefit, the cost of insurance charges deducted from your Policy will also tend to be higher. (This compensates us for the additional risk that we might have to pay the higher required minimum death benefit.)

     If you have selected the cash value accumulation test, we calculate the required minimum death benefit by multiplying your Policy's accumulation value by a required minimum death benefit percentage that will be set forth on page 4A of your Policy. The required minimum death benefit percentage varies based on the age, sex and premium classes of the contingent insureds. Below is an example of applicable required minimum death benefit percentages for the cash value accumulation test. The example is for a 60 year old male contingent insured, preferred non-tobacco premium class and a 60 year old female contingent insured, preferred non-tobacco premium class. These individuals are the same two contingent insureds whose characteristics we use to illustrate the "Example Charge" in each of the Tables of Charges beginning on page 11 of this prospectus.

--------------------------------------------------------------------------------
                          APPLICABLE PERCENTAGES UNDER
                          CASH VALUE ACCUMULATION TEST

Policy Year                        1     2     3     5     10    20    30    40
-----------                       ---   ---   ---   ---   ---   ---   ---   ---
%                                 263%  253%  244%  226%  188%  140%  118%  104%
--------------------------------------------------------------------------------

     If you have selected the guideline premium test, we calculate the required minimum death benefit by multiplying your Policy's accumulation value by an applicable required minimum death benefit percentage. The applicable required minimum death benefit percentage is 250% when the younger contingent insured's age is 40 or less, and decreases each year thereafter to 100% when the younger contingent insured's age is 95 or older. The applicable required minimum death benefit percentages under the guideline premium test for certain ages between 40 to 95 are set forth in the following table.

--------------------------------------------------------------------------------
                          APPLICABLE PERCENTAGES UNDER
                             GUIDELINE PREMIUM TEST

 Younger
Contingent
 Insured's
   Age*                      40    45    50    55    60    65    70    75   95+
----------                  ---   ---   ---   ---   ---   ---   ---   ---   ---
%                           250%  215%  185%  150%  130%  120%  115%  105%  100%
--------------------------------------------------------------------------------

* We use the younger contingent insured's age for this purpose even if the younger contingent insured is the first to die.

     Your Policy calls the multipliers used for each test the "Death Benefit Corridor Rate."

Base Coverage and Supplemental Coverage

     The amount of insurance coverage you select at the time you apply to purchase a Policy is called the specified amount. The specified amount is the total of two types of coverage: your "base coverage" and "supplemental coverage," if any, that you select. The total of the two coverages cannot be less than the minimum of $500,000 and at least 10% of the total must be base coverage when you purchase the Policy.

     Generally, if we assess less than the maximum guaranteed charges under your Policy and if you choose supplemental coverage instead of base coverage, then in the early Policy years, you will reduce your total charges and increase your accumulation value and cash surrender value. The more supplemental coverage you elect, the greater will be the amount of the reduction in charges and increase in accumulation value, on a current charge basis.

     You should have an understanding of the significant differences between base coverage and supplemental coverage before you complete your application. Here are the features about supplemental coverage that differ from base coverage:

     .    Supplemental coverage has no surrender charges;

     . The monthly insurance charge for supplemental coverage is always equal to or less than the monthly insurance charge for an equivalent amount of base coverage; and

     .    The monthly expense charge does not apply to supplemental coverage.

     You can change the percentage of base coverage when you increase the specified amount, but at least 10% of the total specified amount after the increase must be base coverage. The percentage that your base and supplemental coverages represent of your specified amount will not change whenever you decrease the specified amount. A partial surrender will reduce the specified amount. In this case, we will deduct from your accumulation value any surrender charge that applies to the decrease in your base coverage. Supplemental coverage has no surrender charge.

     You can use the mix of base and supplemental coverage to emphasize your own objectives. Before deciding how much, if any, supplemental coverage you should have, you should discuss with your USL representative what you believe to be your own objectives. Your representative can provide you with further information and Policy illustrations showing how your selection of base and supplemental coverage can affect your Policy values under different assumptions.

Premium Payments

     Premium payments. We call the payments you make "premiums" or "premium payments." The amount we require as your initial premium varies depending on the specifics of your Policy and the contingent insureds. We can refuse to accept a subsequent premium payment that is less than $25. If mandated under applicable law, we may be required to reject a premium payment. Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount. Premium payments we receive after your free look period, as discussed on page 8, will be allocated upon receipt to the available investment options you have chosen.

     Limits on premium payments. Federal tax law may limit the amount of premium payments you can make (relative to the amount of your Policy's insurance coverage) and may impose penalties on amounts you take out of your Policy if you do not observe certain additional requirements. These tax law requirements and a discussion of modified endowment contracts are summarized further under "Federal Tax Considerations" beginning on page 47. We will monitor your premium payments, however, to be sure that you do not exceed permitted amounts or inadvertently incur any tax penalties. The tax law limits can vary as a result of changes you make to your Policy. For example, a reduction in the specified amount of your Policy can reduce the amount of premiums you can pay.

     Also, in certain limited circumstances, additional premiums may cause the death benefit to increase by more than they increase your accumulation value. In such case, we may refuse to accept an additional premium if the contingent insureds do not provide us with satisfactory evidence that our requirements for issuing insurance are still met. This increase in death benefit is on the same terms (including additional charges) as any other specified amount increase you request (as described under "Increase in coverage" on page 30).

     Checks. You may pay premiums by check drawn on a U.S. bank in U.S. dollars and made payable to "The United States Life Insurance Company in the City of New York," or "USL." Premiums after the initial premium should be sent directly to the appropriate address shown on your billing statement. If you do not receive a billing statement, send your premium directly to the address for premium payments shown on page 5 of this prospectus. We also accept premium payments by bank draft, wire or by exchange from another insurance company. Premium payments from salary deduction plans may be made only if we agree. You may obtain further information about how to make premium payments by any of these methods from your USL representative or from our Administrative Center.

     Planned periodic premiums. Page 3 of your Policy will specify a "Planned Periodic Premium." This is the amount that you (within limits) choose to pay. Our current practice is to bill quarterly, semi-annually or annually. However, payment of these or any other specific amounts of premiums is not mandatory. After payment of your initial premium, you need only invest enough to ensure that your Policy's cash surrender value stays above zero or that the first 5 Policy year benefit (described under "Monthly guarantee premiums" on page 27) remains in effect ("Cash surrender value" is explained under "Full surrenders" on page 7.) The less you invest, the more likely it is that your Policy's cash surrender value could fall to zero, or that the first 5 Policy year benefit is not in effect, as a result of the deductions we periodically make from your accumulation value.

     Monthly guarantee premiums. Page 3 of your Policy will specify a "Monthly Guarantee Premium." If you pay these guarantee premiums, we will provide at least an Option 1 death benefit, even if your policy's cash surrender value has declined to zero.

     We provide this benefit for the first 5 Policy years for all Policies. We call this our "guarantee period" benefit and here are its terms and conditions:

     . On the first day of each Policy month that you are covered by the guarantee period benefit, we determine if the cash surrender value is sufficient to pay the monthly deduction. (Policy months are measured from the "Date of Issue" that will also be shown on page 3 of your Policy.)

     . If the cash surrender value is insufficient, we determine if the cumulative amount of premiums paid under the Policy, less any Policy loans, is at least equal to the sum of the monthly guarantee premiums plus any partial surrenders for all Policy months to date, including the Policy month then starting.

     . So long as at least this amount of premium payments has been paid by the beginning of the Policy month, the Policy will not enter a grace period or terminate (i.e., lapse) because of insufficient cash surrender value.

     . We continue to measure your cash surrender value and the sum of monthly guarantee premiums for the length of time you are covered by the guarantee period benefit.

     During the first 5 Policy years, whenever you increase or decrease your specified amount, change death benefit options or add or delete a benefit rider, we calculate a new monthly guarantee premium. The amount you must pay to keep the guarantee period benefit in force will increase or decrease.

     . For increases in the specified amount, the new monthly guarantee premium is calculated based on the contingent insureds' underwriting characteristics at the time of the increase and the amount of the increase.

     . For decreases in the specified amount, the monthly guarantee premium is adjusted on a pro-rata basis. For instance, if the specified amount is reduced by one-half, the monthly guarantee premium is reduced by one-half.

     . For the addition of a benefit rider, the monthly guarantee premium is increased by the amount of the monthly deduction for the rider.

     . For the deletion of a benefit rider, the monthly guarantee premium will be decreased by the amount of the monthly deduction for the rider.

     The period of coverage for this benefit is unaffected by the contingent insureds' ages at the Policy's date of issue or your choice of base coverage and supplemental coverage. The period for this benefit will not be extended or otherwise changed by changes in the specified amount, the addition, deletion or change in benefit riders, or by reinstatement of the Policy.

     Free look period. If for any reason you are not satisfied with your Policy, you may return it to us and we will refund you the greater of (i) any premium payments received by us or (ii) your accumulation value plus any charges that have been deducted. To exercise your right to return your Policy, you must mail it directly to the Administrative Center address shown on page 5 or return it to the USL representative through whom you purchased the Policy within 10 days after you receive it. Because you have this right, we will invest your initial net premium payment in the money market investment option from the date your investment performance begins until the first business day that is at least 15 days later. Then we will automatically allocate your investment among the available investment options in the ratios you have chosen. Any additional premium we receive during the 15-day period will also be invested in the money market investment option and allocated to the investment options at the same time as your initial net premium.

Changing Your Investment Option Allocations

     Future premium payments. You may at any time change the investment options in which future premiums you pay will be invested. Your allocation must, however, be in whole percentages that total 100%.

     Transfers of existing accumulation value. You may also transfer your existing accumulation value from one investment option under the Policy to another. The first 12 transfers in a year are free of charge. We consider your instruction to transfer from or to more than one investment option at the same time to be one transfer. We will charge you $25 for each additional transfer. You may make transfers from the variable investment options at any time. You may make transfers from the Fixed Account only during the 60-day period following each Policy anniversary. The total amount that you can transfer each year from the Fixed Account is limited to the greater of:

     . 25% of the unloaned accumulation value you have in the Fixed Account as of the Policy anniversary; or

     . the total amount you transferred or surrendered from the Fixed Account during the previous Policy year.

     Unless you are transferring the entire amount you have in an investment option, including the Fixed Account, each transfer must be at least $500. See "Additional Rights That We Have" on page 41.

     Dollar cost averaging. Dollar cost averaging is an investment strategy designed to reduce the risks that result from market fluctuations. The strategy spreads the allocation of your accumulation value among your chosen variable investment options over a period of time. This allows you to reduce the risk of investing most of your funds at a time when prices are high. The success of this strategy depends on market trends and is not guaranteed. You should carefully consider your financial ability to continue the program over a long enough period of time to allocate accumulation value to the variable investment options when their value is low as well as when it is high.

     Under dollar cost averaging, we automatically make transfers of your accumulation value from the money market investment option to one or more of the other variable investment options that you choose. You tell us what day of the month you want these transfers to be made (other than the 29th, 30th or 31st of a month) and whether the transfers on that day should occur monthly, quarterly, semi-annually or annually. We make the transfers at the end of the valuation period containing the day of the month you select. (The term "valuation period" is described on page 32.) You must have at least $5,000 of accumulation value to start dollar cost averaging and each transfer under the program must be at least $100. Dollar cost averaging ceases upon your request, or if your accumulation value in the money market investment option becomes exhausted. You may maintain only one dollar cost averaging instruction with us at a time. You cannot use dollar cost averaging at the same time you are using automatic rebalancing. Dollar cost averaging transfers do not count against the 12 free transfers that you are permitted to make each year. We do not charge you for using this service.

     Automatic rebalancing. This feature automatically rebalances the proportion of your accumulation value in each variable investment option under your Policy to correspond to your then current premium allocation designation. Automatic rebalancing does not guarantee gains, nor does it assure that you will not have losses. You tell us whether you want us to do the rebalancing quarterly, semi-annually or annually. Automatic rebalancing will occur as of the end of the valuation period that contains the date of the month your Policy was issued. For example, if your Policy is dated January 17, and you have requested automatic rebalancing on a quarterly basis, automatic rebalancing will start on April 17, and will occur quarterly thereafter. You must have a total accumulation value of at least $5,000 to begin automatic rebalancing. Rebalancing ends upon your request. You may maintain only one dollar cost averaging instruction with us at a time. You cannot use automatic rebalancing at the same time you are using dollar cost averaging. Automatic rebalancing transfers do not count against the 12 free transfers that you are permitted to make each year. We do not charge you for using this service.

     Market timing. The Policies are not designed for professional market timing organizations or other entities or individuals using programmed and frequent transfers involving large amounts. Market timing carries risks with it, including:

     . dilution in the value of Fund shares underlying investment options of other Policy owners;

     .    interference with the efficient management of the Fund's portfolio;
          and

     .    increased administrative costs.

     We have policies and procedures that require us to monitor the Policies to determine if:

     . an exchange out of a variable investment option occurs within two calendar weeks of an earlier exchange into that same variable investment option; or

     . exchanges into or out of the same variable investment option occur more than twice in any one calendar quarter.

     If either of the above transactions occurs, we will suspend such Policy owner's same day or overnight delivery transfer privileges (including website, e-mail and facsimile communications) with prior notice to prevent market timing efforts that could be harmful to other Policy owners or beneficiaries. Such notice of suspension will take the form of either a letter mailed to your last known address, or a telephone call from our Administrative Center to inform you that effective immediately, your same day or overnight delivery transfer privileges have been suspended. The suspension of Policy transfer privileges will last for no more than six months. Transfers under dollar cost averaging, automatic rebalancing or any other automatic transfer arrangements to which we have agreed are not affected by these procedures.

     The procedures above will be followed in all circumstances and we will treat all Policy owners the same.

     In addition, Policy owners incur a $25 charge for each transfer in excess of 12 each Policy year.

Changing the Specified Amount of Insurance

     Increase in coverage. At any time while both contingent insureds are living, you may request an increase in the specified amount of coverage under your Policy. You must, however, provide us with satisfactory evidence that both contingent insureds continue to meet our requirements for issuing insurance coverage.

     We treat an increase in specified amount in many respects as if it were the issuance of a new Policy. For example, the monthly insurance charge for the increase will be based on the ages, gender and premium classes of the contingent insureds at the time of the increase. Also, a new amount of surrender charge:

     . applies to any amount of the increase that you request as base (rather than supplemental) coverage; and

     .    applies for up to 14 Policy years following the increase.

     Whenever you decide to increase your specified amount, you will be subject to a new monthly charge per $1,000 of base coverage. The additional charge will be assessed for the first 4 Policy years following the increase, and will be applied only to the increase in your base coverage.

     You are not required to increase your specified amount in any specific percentage or ratio that your base and supplemental coverage bear to your specified amount before the increase with one exception. Base coverage must be at least 10% of the total specified amount after the increase.

     Decrease in coverage. After the first Policy year, you may request a reduction in the specified amount of coverage, but not below certain minimums. After any decrease, the specified amount cannot be less than the greater of:

     .    $500,000, and

     . any minimum amount which, in view of the amount of premiums you have paid, is necessary for the Policy to continue to meet the federal tax law definition of life insurance.

     We will apply a reduction in specified amount in the following order, as long as your base coverage is at least 10% of the specified amount:

     . against the specified amount provided by the most recent increase, with the decrease applying first to the entire supplemental coverage portion of such increase, if any, followed by the base coverage portion;

     . against the next most recent increases successively, with the decrease of each prior increase applying first to the entire supplemental coverage portion of such increase, if any, followed by the base coverage portion; and

     . against the specified amount provided under the original application, with the decrease applying first to the entire supplemental coverage portion of such amount, if any, followed by the base coverage portion.

     We will deduct from your accumulation value any surrender charge that is due on account of the decrease. If there is not sufficient accumulation value to pay the surrender charge at the time you request a reduction, the decrease will not be allowed. A reduction in base coverage will not reduce either the monthly charge per $1,000 of base coverage or the length of time we assess the charge. For instance, if you increase your base coverage and follow it by a decrease in base coverage within 4 years of the increase, we will assess the monthly charge per $1,000 of base coverage against the increase in base coverage for the full 4 years even though you have reduced the amount of base coverage.

Changing Death Benefit Options

     Change of death benefit option. You may at any time before the death of the last surviving contingent insured request us to change your coverage from death benefit Option 1 to Option 2 or vice-versa.

     . If you change from Option 1 to Option 2, we automatically reduce your Policy's specified amount of insurance by the amount of your Policy's accumulation value (but not below zero) at the time of the change. The change will go into effect on the monthly deduction day following the date we receive your request for change. Any such reduction in specified amount will be subject to the same guidelines and restrictions described in "Changing the Specified Amount of Insurance
          - Decrease in Coverage" on page 30. We will not charge a surrender charge for this reduction in specified amount. The monthly expense charge per $1000 of base coverage and the cost of insurance rates will not change. At the time of the change of death benefit Option, your Policy's monthly insurance charge and surrender value will not change.

     . If you change from Option 2 to Option 1, then as of the date of the change we automatically increase your Policy's specified amount by the amount of your Policy's accumulation value. We will apply the entire increase in your specified amount to the last coverage added (either base or supplemental) and which has not been removed by a decrease in your Policy's specified amount. For the purpose of this calculation, if the base and supplemental coverages were issued on the same date, we will consider the supplemental coverage to have been issued later.

     Tax consequences of changes in insurance coverage. Please read "Tax Effects" starting on page 47 of this prospectus to learn about possible tax consequences of changing your insurance coverage under your Policy.

     Effect of changes in insurance coverage on guarantee period benefit. A change in coverage does not result in termination of the guarantee period benefit, so that if you pay certain prescribed amounts of premiums, we will pay a death benefit even if your Policy's cash surrender value declines to zero. The details of this guarantee are discussed under "Monthly guarantee premiums," beginning on page 27.

Effective Date of Policy and Related Transactions

     Valuation dates, times, and periods. We compute values under a Policy on each day that the New York Stock Exchange ("NYSE") is open for business. We call each such day a "valuation date" or a "business day."

     We compute policy values as of the time the NYSE closes on each valuation date, which usually is 3:00 p.m., Central time. We call this our "close of business." We call the time from the close of business on one valuation date to the close of business of the next valuation date a "valuation period." We are closed only on those holidays the NYSE is closed.

     Fund pricing. Each Fund produces a price per Fund share following each close of the NYSE and provides that price to us. We then determine the Fund value at which you may invest in the particular investment option, which reflects the change in value of each Fund reduced by the daily charge and any other charges that are applicable to your Policy.

     Date of receipt. Generally we consider that we have received a premium payment or another communication from you on the day we actually receive it in full and proper order at any of the addresses shown on page 5 of this prospectus. If we receive it after the close of business on any valuation date, however, we consider that we have received it on the day following that valuation date. Any premium payments we receive after our close of business are held in our general account until the next business day.

     If we receive your premiums through payroll allotment, such as salary deduction or salary reduction programs, we consider that we receive your premium on the day we actually receive it, rather than the day the deduction from your payroll occurs. This is important for you to know because your premium receives no interest or earnings for the time between the deduction from your payroll and our receipt of the payment. We currently do not accept military allotment programs.

     Commencement of insurance coverage. After you apply for a Policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a Policy to you and, if so, what the contingent insureds' premium classes should be. We will not pay a death benefit under a Policy unless (a) it has been delivered to and accepted by the owner and at least the initial premium has been paid, and (b) at the time of such delivery and payment, there have been no adverse developments in either of the contingent insureds health or risk of death. However, if you pay at least the minimum first premium payment with your application for a Policy, we will provide temporary coverage of up to $300,000 provided the contingent insureds meet certain medical and risk requirements. The terms and conditions of this coverage are described in our "Limited Temporary Life Insurance Agreement," available to you when you apply for a Policy.

     Date of issue; Policy months and years. We prepare the Policy only after we approve an application for a Policy and assign the appropriate premium classes. The day we begin to deduct charges will appear on page 3 of your Policy and is called the "Date of Issue." Policy months and years are measured from the date of issue. To preserve a younger age at issue for the contingent insureds, we may assign a date of issue to a Policy that is up to 6 months earlier than otherwise would apply.

     Monthly deduction days. Each charge that we deduct monthly is assessed against your accumulation value at the close of business on the date of issue and at the end of each subsequent valuation period that includes the first day of a Policy month. We call these "monthly deduction days."

     Commencement of investment performance. We begin to credit an investment return to the accumulation value resulting from your initial premium payment on the later of (a) the date of issue, or (b) the date all requirements needed to place the Policy in force have been satisfied, including underwriting approval and receipt of the necessary premium. In the case of a back-dated Policy, we do not credit an investment return to the accumulation value resulting from your initial premium payment until the date stated in (b) above.

     Effective date of other premium payments and requests that you make. Premium payments (after the first) and transactions made in response to your requests and elections are generally effected at the end of the valuation period in which we receive the payment, request or election and based on prices and values computed as of that same time. Exceptions to this general rule are as follows:

     . Increases or decreases you request in the specified amount of insurance, reinstatements of a Policy that has lapsed, and changes in death benefit Option take effect on the Policy's monthly deduction day if your request is approved on that day or on the next monthly deduction day following our approval if we approve your request on any other day of the month;

     . We may return premium payments, make a partial surrender or reduce the death benefit if we determine that such premiums would cause your Policy to become a modified endowment contract or to cease to qualify as life insurance under federal income tax law or exceed the maximum net amount at risk;

     . If you exercise your right to return your Policy described under "Free look period" on page 28 of this prospectus, your coverage will end when you deliver it to your USL representative, or if you mail it to us, the date it is postmarked; and

     . If you pay a premium at the same time that you make a Policy request which requires our approval, your payment will be applied when received rather than following the effective date of the requested change, but only if your Policy is in force and the amount paid will not cause you to exceed premium limitations under the Code. If we do not approve your Policy request, your premium payment will still be accepted in full or in part (we will return to you the portion of your premium payment that would be in violation of the maximum premium limitations under the Code). We will not apply this procedure to premiums you pay in connection with reinstatement requests.

Reports to Policy Owners

     Shortly after the end of each Policy year, we will mail you a report that includes information about your Policy's current death benefit, accumulation value, cash surrender value and Policy loans. We will send you notices to confirm premium payments, transfers and certain other Policy transactions. We will mail to you at your last known address of record, these and any other reports and communications required by law. You should give us prompt written notice of any address change.

                            ADDITIONAL BENEFIT RIDERS

Riders

     You can request that your Policy include the additional rider benefits described below. For the Maturity Extension Rider-Death Benefit version, a charge, which will be shown on page 3 of your Policy, will be deducted from your accumulation value on each monthly deduction date. Eligibility for and changes in these benefits are subject to our rules and procedures as in effect from time to time. Not all riders are available in all states. More details are included in the form of each rider, which we suggest that you review if you choose any of these benefits.

     Maturity Extension Rider. This rider gives you the option to extend the Policy's maturity date beyond what it otherwise would be, at any time before the original maturity date. Once you select this rider, if you have not already elected to extend the maturity date, we will notify you of this right 60 days before maturity. If you do not then elect to extend the maturity date before the original maturity date, the rider will terminate and the maturity date will not be extended. You have two versions of this rider from which to choose, the Accumulation Value version and the Death Benefit version. Please ask your insurance representative if the Death Benefit version of this rider is available at the time you apply for a Policy.

          The Accumulation Value version provides for a death benefit after your original maturity date that is equal to the accumulation value on the date of death. The death benefit will be reduced by any outstanding Policy loan amount. There is no charge for this version of the rider.

          The Death Benefit version provides for a death benefit after your original maturity date equal to the death benefit in effect on the day prior to your original maturity date. If the death benefit is based fully, or in part, on the accumulation value, we will adjust the death benefit to reflect future changes in your accumulation value. The death benefit will never be less than the accumulation value. The death benefit will be reduced by any outstanding Policy loan amount.

          Under the Death benefit version, we will charge you a monthly fee of no more than $30 for each $1000 of the net amount at risk. This fee begins 9 years before your original maturity date and terminates on your original maturity date.

          Nine years and 60 days before your original maturity date, we will notify you that you will incur these charges under the Death Benefit version if you keep the rider. You will then have until your original maturity date to terminate the rider and with it, your right to extend your original maturity date. If you terminate the rider at any time within this nine year and 60 day period, there will be no further charges and you will receive no benefit.

     The Accumulation Value version may be selected at any time before your original maturity date. The Death Benefit version of the rider may be added at any time to an existing Policy up until the same nine year and 60 day period described earlier, before your original maturity date.

     There are features common to both riders. Only the insurance coverage associated with the Policy will be extended beyond your original maturity date. We do not allow additional premium payments, new loans, or changes in specified amount after your original maturity date. The only charge we continue to automatically deduct after the original maturity date is the daily charge described on page 43. Once you have exercised your right to extend your original maturity date, you cannot revoke it. You can, however, surrender your Policy at any time.

     Extension of the maturity date beyond the insured person's age 100 may result in current taxation of increases in your Policy's accumulation value as a result of interest or investment experience after that time. You should consult a qualified tax adviser before making such an extension.

     Split Policy Exchange Rider. This rider provides you with the right at any time while both contingent insureds are living to request that the Policy be split into two separate policies, insuring each of the contingent insureds under new, single life policies. In order for you to exercise this right, neither contingent insured could have the "uninsurable" premium class when the original Policy was issued. Here are the additional features about this rider:

     . You can choose to exchange only if the contingent insureds were married to one another and have divorced, the federal unlimited marital deduction is repealed, or there is a reduction of at least 50% of the tax rate in the maximum federal estate tax bracket. However, in the case of divorce, the divorce decree must have been final at least 24 months before the exchange. In these situations, the original Policy's specified amount and cash surrender value will be split equally between the two new policies.

     . You can choose the amount of coverage on each policy, as long as the total equals the death benefit amount of the Policy. We will transfer the cash surrender value of the Policy, after paying off any outstanding loan, to the new policies in the same proportion as the new face amounts are to each other.

     . The new policies can be any flexible or level premium whole life policy or endowment plan we would ordinarily issue when this rider is exercised.

     .    The Policy terminates when we issue the new policies.

Tax Consequences of Additional Rider Benefits.

     Adding or deleting riders, or increasing or decreasing coverage under existing riders can have tax consequences. See "Tax Effects" starting on page
47. You should consult a qualified tax adviser.

                               POLICY TRANSACTIONS

     The transactions we describe below may have different effects on the accumulation value, death benefit, specified amount or cost of insurance. You should consider the net effects before requesting a Policy transaction. See "Policy Features" on page 22. Certain transactions also entail charges. For information regarding other charges, see "Charges Under the Policy" on page 42.

Withdrawing Policy Investments

     Full surrender. You may at any time surrender your Policy in full. If you do, we will pay you the accumulation value, less any Policy loans, plus any unearned loan interest, and less any surrender charge that then applies. We call this amount your "cash surrender value." Because of the surrender charge, it is unlikely that a Platinum Investor Survivor II Policy will have any cash surrender value during at least the first year unless you pay significantly more than the monthly guarantee premiums.

     Partial surrender. You may, at any time after the first Policy year, make a partial surrender of your Policy's cash surrender value. A partial surrender must be at least $500. We will automatically reduce your Policy's accumulation value by the amount of your withdrawal and any related charges. We do not allow partial surrenders that would reduce the death benefit below $500,000.

     We will apply a reduction in specified amount in the following order, as long as your base coverage is at least 10% of the specified amount:

     . against the specified amount provided by the most recent increase, with the decrease applying first to the entire supplemental coverage portion of such increase, if any, followed by the base coverage portion;

     . against the next most recent increases successively, with the decrease of each prior increase applying first to the entire supplemental coverage portion of such increase, if any, followed by the base coverage portion;

     . against the specified amount provided under the original application, with the decrease applying first to the entire supplemental coverage portion of such amount, if any, followed by the base coverage portion.

     We will deduct any remaining surrender charge that is associated with any portion of your Policy's base amount of coverage that is canceled. If the Option 2 death benefit is then in effect, we will automatically reduce your accumulation value.

     You may choose the investment option or options from which money that you withdraw will be taken. Otherwise, we will allocate the partial surrender in the same proportions as then apply for deducting monthly charges under your Policy or, if that is not possible, in proportion to the amount of accumulation value you then have in each investment option.

     There is a maximum partial surrender processing fee equal to the lesser of 2% of the amount withdrawn or $25 for each partial surrender you make. This charge currently is $10.

     Option to exchange Policy during first 18 months. Under New York law, at any time during the first 18 months from the Date of Issue of your Policy, and while the Policy is in force on a premium paying basis, it may be exchanged for any general account fixed benefit plan of life insurance offered by us, subject to the following conditions:

     . the new policy will be issued with the same Date of Issue, insurance age, and risk classification as your Policy;

     . the amount of insurance of the new policy will be the same as the initial amount of your original Policy, even if you have increased or decreased the amount of insurance of your original Policy during its first 18 months;

     . the new policy may include any additional benefit rider included in this Policy if such rider is available for issue with the new policy;

     . the exchange will be subject to an equitable premium or cash value adjustment that takes appropriate account of the premiums and cash values under the original and new policies; and

     .    evidence of insurability will not be required for the exchange.

     Option to convert to paid-up endowment insurance. At least once each year, you have the option to transfer all of your Policy's cash surrender value to our general account to purchase a non-participating non-variable paid-up endowment life insurance policy. Your Policy and any riders you have elected terminate when you exercise this option. Here is the information you should know about this option:

     . we use your original Policy's cash surrender value as a single premium for the new policy;

     . we use the contingent insureds' ages at the time you exercise this option to determine how much coverage you will receive (this amount is the new policy's death benefit);

     . you will owe no additional premiums or other charges during the entire time the new policy is in force;

     . the new policy is "non-participating" which means you will not be entitled to any dividends from USL;

     . we will pay the amount of coverage to the beneficiary when the last surviving insured dies and the new policy will terminate; and

     . we will pay the amount of coverage to the owner if the younger contingent insured is living at age 100 and the new policy will terminate.

     Right to convert in the event of a material change in investment policy. Under New York law, if there is a material change in the investment policy of Separate Account USL VL-R which has been approved by the Superintendent of the New York Department of Insurance, and you object to such change, you shall have the option to convert, without evidence of insurability, to a general account fixed benefit life insurance policy within 60 days after the later of: (1) the effective date of such change in investment policy; or (2) the receipt of the notice of the options available.

     If you convert your Policy, your Accumulation Value will be transferred to your new policy and any remaining surrender charge on a full surrender or any partial surrenders permitted under your old Policy will be waived. However, there may be a surrender charge on a full surrender or any partial surrenders permitted under your new policy. This conversion is similar to an internal exchange under Section 1035 of the Code.

     Policy loans. You may at any time borrow from us an amount up to your Policy's cash surrender value less our estimate of three months' charges and less the interest that will be payable on your loan through your next Policy anniversary. The minimum amount you can borrow is $500, or, if less your Policy's cash surrender value less the loan interest payable through your next Policy anniversary.

     We remove from your investment options an amount equal to your loan and hold that part of your accumulation value in the Fixed Account as collateral for the loan. We will credit your Policy with interest on this collateral amount at a guaranteed effective annual rate of 4% (rather than any amount you could otherwise earn in one of our investment options), and we will charge you interest on your loan at an effective annual rate of 4.75%. Loan interest is payable annually, on the Policy anniversary, in advance, at a rate of 4.54%. Any amount not paid by its due date will automatically be added to the loan balance as an additional loan. Interest you pay on Policy loans will not, in most cases, be deductible on your tax returns.

     You may choose which of your investment options the loan will be taken from. If you do not so specify, we will allocate the loan in the same way that charges under your Policy are being allocated. If this is not possible, we will make the loan pro-rata from each investment option that you then are using.

     You may repay all or part (but not less than $10 unless it is the final payment) of your loan at any time before the death of the last surviving contingent insured while the Policy is in force. You must designate any loan repayment as such. Otherwise, we will treat it as a premium payment instead. Any loan repayments go first to repay all loans that were taken from the Fixed Account. We will invest any additional loan repayments you make in the investment options you request. In the absence of such a request we will invest the repayment in the same proportion as you then have selected for premium payments that we receive from you. Any unpaid loan (increased by any unearned loan interest we may have already charged) will be deducted from the proceeds we pay following the last surviving contingent insured's death.

     Preferred loan interest rate. We will charge a lower interest rate on loans available after the first 10 Policy years. We call these "preferred loans." The maximum amount eligible for preferred loans for any year is:

     . 10% of your Policy's accumulation value (which includes any loan collateral we are holding for your Policy loans) at the Policy anniversary; or

     . if less, your Policy's maximum remaining loan value at that Policy anniversary.

     We will always credit your preferred loan collateral amount at a guaranteed effective annual rate of 4%. We intend to set the rate of interest you are paying to the same 4% rate we credit to your preferred loan collateral amount, resulting in a zero net cost (0.00%) of borrowing for that amount. We have full discretion to vary the rate we charge you, provided that the rate:

     . will always be greater than or equal to the guaranteed preferred loan collateral rate of 4%, and

     .    will never exceed an effective annual rate of 4.25%.

     Because we first began offering the Policies in 2004, we have not yet declared a preferred loan interest rate we charge.

     Maturity of your Policy. If one or both contingent insureds are living on the "Maturity Date" shown on page 3 of your Policy, we will pay you the cash surrender value of the Policy, and the Policy will end. The maturity date can be no later than the Policy anniversary nearest the younger contingent insured's 100th birthday, unless you have elected the Maturity Extension Rider. See "Additional Benefit Riders - Riders - Maturity Extension Rider," on page 34.

     Tax considerations. Please refer to "Federal Tax Considerations" on page 47 for information about the possible tax consequences to you when you receive any loan, surrender or other funds from your Policy. A Policy loan may cause the Policy to lapse which will result in adverse tax consequences.

                                 POLICY PAYMENTS

Payment Options

     The beneficiary will receive the full death benefit proceeds from the Policy as a single sum, unless the beneficiary elects another method of payment within 60 days of the last surviving contingent insured's death. Likewise, the Policy owner will receive the full proceeds that become payable upon full surrender or the maturity date, unless the Policy owner elects another method of payment within 60 days of full surrender or the maturity date.

     The payee can elect that all or part of such proceeds be applied to one or more of the following payment options. If the payee dies before all guaranteed payments are paid, the payee's heirs or estate will be paid the remaining payments.

     The payee can elect that all or part of such proceeds be applied to one or more of the following payment options:

     .    Option 1--Equal monthly payments for a specified period of time.

     . Option 2--Equal monthly payments of a selected amount of at least $60 per year for each $1,000 of proceeds until all amounts are paid out.

     . Option 3--Equal monthly payments for the payee's life, but with payments guaranteed for a specified number of years. These payments are based on annuity rates that are set forth in the Policy or, at the payee's request, the annuity rates that we then are using.

     . Option 4--Proceeds left to accumulate at an interest rate of 3% compounded annually for any period up to 30 years. At the payee's request we will make payments to the payee monthly, quarterly, semiannually, or annually. The payee can also request a partial withdrawal of any amount of $500 or more. There is no charge for partial withdrawals.

     Additional payment options may also be available with our consent. We have the right to reject any payment option if the payee is a corporation or other entity. You can read more about each of these options in the Policy and in the separate form of payment contract that we issue when any such option takes effect.

     Interest rates that we credit under each option will be at least 3%.

     Change of payment option. The payee may give us written instructions to change any payment option the payee elected at any time while the Policy is in force and before the start date of the payment option.

     Tax impact. If a payment option is chosen, you or your beneficiary may have adverse tax consequences. You should consult with a qualified tax adviser before deciding whether to elect one or more payment options.

The Beneficiary

     You name your beneficiary when you apply for a Policy. The beneficiary is entitled to the insurance benefits of the Policy. You may change the beneficiary during the lifetime of either contingent insured unless your previous designation of beneficiary provides otherwise. In this case the previous beneficiary must give us permission to change the beneficiary and then we will accept your instructions. We also require the consent of any irrevocably named beneficiary. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we may make before we receive it. If no beneficiary is living when the last surviving contingent insured dies, we will pay the insurance proceeds to the owner or the owner's estate.

Assignment of a Policy

     You may assign (transfer) your rights in a Policy to someone else as collateral for a loan or for some other reason. We will not be bound by an assignment unless it is received in writing. You must provide us with two copies of the assignment. We are not responsible for any payment we make or any action we take before we receive a complete notice of the assignment in good order. We are also not responsible for the validity of the assignment. An absolute assignment is a change of ownership. Because there may be unfavorable tax consequences, including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary, you should consult a qualified tax adviser before making an assignment.

Payment of Proceeds

     General. We will pay any death benefit, maturity benefit, cash surrender value or loan proceeds within seven days after we receive the last required form or request (and any other documents that may be required for payment of a death benefit). If we do not have information about the desired manner of payment within 60 days after the date we receive notification of the last surviving contingent insured's death, we will pay the proceeds as a single sum, normally within seven days thereafter.

     Delay of Fixed Account proceeds. We have the right, however, to defer payment or transfers of amounts out of the Fixed Account for up to six months. If we delay more than 30 days in paying you such amounts, we will pay interest of at least 3% a year from the date we receive all items we require to make the payment.

     Delay for check clearance. We reserve the right to defer payment of that portion of your accumulation value that is attributable to a payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

     Delay of Separate Account USL VL-R proceeds. We reserve the right to defer computation of values and payment of any death benefit, loan or other distribution that comes from that portion of your accumulation value that is allocated to Separate Account USL VL-R, if:

     .    the NYSE is closed other than weekend and holiday closings;

     .    trading on the NYSE is restricted;

     . an emergency exists as determined by the SEC or other appropriate regulatory authority, such that disposal of securities or determination of the accumulation value is not reasonably practicable; or

     .    the SEC by order so permits for the protection of Policy owners.

     Transfers and allocations of accumulation value among the investment options may also be postponed under these circumstances. If we need to defer calculation of Separate Account USL VL-R values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

     Delay to challenge coverage. We may challenge the validity of your insurance Policy based on any material misstatements in your application or any application for a change in coverage. However,

     . We cannot challenge the Policy after it has been in effect, during either contingent insured's lifetime, for two years from the date the Policy was issued or restored after termination. (Some states may require that we measure this time in another way. Some states may also require that we calculate the amount we are required to pay in another way.)

     . We cannot challenge any Policy change that requires evidence of insurability (such as an increase in specified amount) after the change has been in effect for two years during either contingent insured's lifetime.

     . We cannot challenge an additional benefit rider that provides benefits if either contingent insured becomes totally disabled, after two years from the later of the Policy's date of issue or the date the additional benefit rider becomes effective.

     Delay required under applicable law. We may be required under applicable law to block a request for transfer or payment, including a Policy loan request, under a Policy until we receive instructions from the appropriate regulator.

                         ADDITIONAL RIGHTS THAT WE HAVE

     We have the right at any time to:

     . transfer the entire balance in an investment option in accordance with any transfer request you make that would reduce your accumulation value for that option to below $500;

     . transfer the entire balance in proportion to any other investment options you then are using, if the accumulation value in an investment option is below $500 for any other reason;

     . end the automatic rebalancing feature if your accumulation value falls below $5,000;

     . replace the underlying Fund that any investment option uses with another Fund, subject to SEC and other required regulatory approvals;

     . add, delete or limit investment options, combine two or more investment options, or withdraw assets relating to the Policies from one investment option and put them into another, subject to SEC and other required regulatory approvals;

     . operate Separate Account USL VL-R under the direction of a committee or discharge such a committee at any time;

     . operate Separate Account USL VL-R, or one or more investment options, in any other form the law allows, including a form that allows us to make direct investments. Separate Account USL VL-R may be charged an advisory fee if its investments are made directly rather than through another investment company. In that case, we may make any legal investments we wish; or

     . make other changes in the Policy that in our judgment are necessary or appropriate to ensure that the Policy continues to qualify for tax treatment as life insurance, or that do not reduce any cash surrender value, death benefit, accumulation value, or other accrued rights or benefits.

     We also have the right to make some variations in the terms and conditions of a Policy. Any variations will be made only in accordance with uniform rules that we establish. Here are the potential variations.

     Underwriting and premium classes. We currently have seven premium classes we use to decide how much the monthly insurance charges under any particular Policy will be: preferred non-tobacco, standard non-tobacco, preferred tobacco, standard tobacco, special non-tobacco, special tobacco and uninsurable. Each premium class is described in your Policy.

     The term "uninsurable" is used in a special way when we issue a Policy. "Uninsurable" describes a person proposed to become insured under a Policy who would not pass our requirements to be insured under one of our policies that insures only one life. Under some conditions a person who is uninsurable can become a contingent insured under a Policy. The other contingent insured cannot be uninsurable.

     Policies purchased through "internal rollovers". We maintain published rules that describe the procedures necessary to replace another life insurance policy we issued with a Policy. Not all types of other insurance we issue are eligible to be replaced with a Policy. Our published rules may be changed from time to time, but are evenly applied to all our customers.

     Policies purchased through term life conversions. We maintain rules about how to convert term insurance to a Platinum Investor Survivor II Policy. This is referred to as a term conversion. Term conversions are available to owners of term life insurance we have issued. Any right to a term conversion is stated in the term life insurance policy. Again, our published rules about term conversions may be changed from time to time, but are evenly applied to all our customers.

     Variations in expenses or risks. USL may vary the charges and other terms within the limits of the Policy where special circumstances result in sales, administrative or other expenses, mortality risks or other risks that are different from those normally associated with the Policy. The New York Department of Insurance may require that we seek its prior approval before we make some of these changes.

     You will be notified as required by law if there are any material changes in the underlying investments of an investment option that you are using. We intend to comply with all applicable laws in making any changes and, if necessary, we will seek Policy owner approval and SEC and other regulatory approvals.

                            CHARGES UNDER THE POLICY

     Premium tax charge. We deduct from each premium a charge for the tax that is then applicable to us in your state or other jurisdiction. These taxes, if any, currently range in the United States from 0.75% to 3.5%. Please let us know if you move to another jurisdiction, so we can adjust this charge if required. You are not permitted to deduct the amount of these taxes on your income tax return. We use this charge to offset our obligation to pay premium tax on the Policies.

     Premium expense charge. After we deduct premium tax from each premium payment, we currently deduct 5% from the remaining amount. We may lower this percentage deduction but it is guaranteed never to exceed 5%. USL receives this charge to cover sales expenses, including commissions.

     Daily charge (mortality and expense risk fee). We will deduct a daily charge at an effective annual rate of 0.75% of your accumulation value that is then being invested in any of the variable investment options. After a Policy has been in effect for 15 years, however, we will reduce this rate to an effective annual rate of 0.50%, and after 30 years, to an effective annual rate of 0.15%. Although the years for the reduction of rates may not be changed, we may lower these current rates but they can never exceed the rates set forth in this paragraph. USL receives this charge to pay for our mortality and expense risks.

     Flat monthly charge. We will deduct $10 from your accumulation value each month. We may lower this charge but it is guaranteed to never exceed $10. The flat monthly charge is the "Monthly Administration Fee" shown on page 4 of your Policy. USL receives this charge to pay for the cost of administrative services we provide under the Policies.

     Monthly expense charge (per $1,000 of base coverage). The Policies have a monthly expense charge which will be deducted during the first four Policy years, and during the first four years of any increase in base coverage. We will apply this four year monthly expense charge only to the base coverage portion of the specified amount. Any decrease in base coverage will not change the monthly expense charge. This charge varies according to the amount of base coverage and the ages, gender and the premium classes of both of the contingent insureds. This charge can range from a maximum of $2.12 for each $1,000 of the base coverage portion of the specified amount to a minimum of $0.09 for each $1,000 of base coverage. The representative (referred to as "Example" in the Tables of Charges beginning on page 11) charge is $0.58 for each $1,000 of base coverage. USL receives this charge to pay for underwriting costs and other costs of issuing the Policies, and also to help pay for the administrative services we provide under the Policies.

     Monthly insurance charge. Every month we will deduct from your accumulation value a charge based on the cost of insurance rates applicable to your Policy on the date of the deduction and our "net amount at risk" on that date. Our net amount at risk is the difference between (a) the death benefit that would be payable before reduction by policy loans if the last surviving contingent insured died on that date and (b) the then total accumulation value under the Policy. For otherwise identical Policies:

     .    greater amounts at risk result in a higher monthly insurance charge;
          and

     . higher cost of insurance rates also result in a higher monthly insurance charge.

     Keep in mind that investment performance of the investment options in which you have accumulation value will affect the total amount of your accumulation value. Therefore your monthly insurance charge can be greater or less, depending on investment performance.

     Our cost of insurance rates are guaranteed not to exceed those that will be specified in your Policy. Our current rates are lower than the guaranteed maximum rates for contingent insureds in most age, gender and premium classes, although we have the right at any time to raise these rates to not more than the guaranteed maximum.

     In general the longer you own your Policy, the higher the cost of insurance rate will be as the contingent insureds grow older. Also our cost of insurance rates will generally be lower if one or both of the contingent insureds is a female than if a male. Similarly, our current cost of insurance rates are generally lower for non-tobacco users than tobacco users. On the other hand, contingent insureds who present particular health, occupational or non-work related risks may require higher cost of insurance rates and other additional charges based on the specified amount of insurance coverage under their Policy.

     Under New York law, any changes in the cost of insurance rates, interest rates, mortality and expense charges, percentage of premium charges or the monthly administration fee will be based on our expectations as to investment earnings, mortality, persistency and expenses (including, reinsurance costs and applicable tax charges). Such changes in Policy cost factors will be determined in accordance with procedures and standards on file with the New York Department of Insurance and will be determined at least every five years.

     Under New York law, a portion of our cost of insurance rates is used to recover acquisition costs associated with issuing your Policy. Such charges are higher in the early Policy years. USL receives this charge to also fund the death benefits we pay under the Policies.

     Monthly charges for additional benefit riders. We will deduct charges monthly from your accumulation value, if you select additional benefit riders. The charges for any rider you select will vary by Policy within a range based on either the personal characteristics of the contingent insureds or the specific coverage you choose under the rider. The riders we offer are two versions of the Maturity Extension Rider and the Split Policy Exchange Rider. The riders are described beginning on page 34, under "Additional Benefit Riders and Options." The specific charges for any rider you choose are shown on page 4 of your Policy. USL receives these charges to pay for the benefits under the riders and to help offset the risks we assume.

     Surrender charge. The Policies have a surrender charge that applies for a maximum of the first 14 Policy years (and for a maximum of the first 14 Policy years after any increase in the Policy's base coverage). We will apply the surrender charge only to the base coverage portion of the specified amount.

     The surrender charge period depends on the age of the younger of the contingent insureds. The amount of the surrender charge depends on the age, gender and premium classes of both of the contingent insureds. Your Policy's surrender charge will be found in the table beginning on page 4C of your Policy. As shown in the Tables of Charges beginning on page 11, the maximum surrender charge is $31.95 per $1,000 of the base coverage portion of the specified amount (or any increase in the base coverage portion of the specified amount). The minimum surrender charge is $1.39 per $1,000 of the base coverage (or any increase in the base coverage). The representative (referred to as "Example" in the Tables of Charges beginning on page 11) surrender charge is $19.88 per $1,000 of base coverage (or any increase in the base coverage).

     The surrender charge decreases on an annual basis beginning in the second year of its 14 year period referred to above until, in the fifteenth year, it is zero. These decreases are also based on the age, gender and premium classes of both of the contingent insureds.

     We are permitted to not charge some or all of the surrender charges under certain limited circumstances, according to the terms of a Policy endorsement.

     We will deduct the entire amount of any then applicable surrender charge from the accumulation value at the time of a full surrender. Upon a requested decrease in a Policy's base coverage portion of the specified amount, we will deduct any remaining amount of the surrender charge that was associated with the base coverage that is canceled. This includes any decrease that results from any requested partial surrender. See "Partial surrender" beginning on page 36 and "Change of death benefit option" beginning on page 31.

     For those Policies that lapse in the first 14 Policy years, USL receives surrender charges to help recover sales expenses, which are higher for base coverage than for supplemental coverage. Higher amounts of base coverage result in higher premiums and higher charges, including higher surrender charges. The older and the greater health risk the contingent insureds are when the Policy is issued, the more premium we need to pay for all Policy charges. As a result, we use the contingent insureds' age, sex and premium classes to help determine the appropriate rate of surrender charge per $1,000 of base coverage to help us offset these higher sales charges.

     Partial surrender processing fee. We will charge a maximum fee equal to the lesser of 2% of the amount withdrawn or $25 for each partial surrender you make. This charge is currently $10. USL receives this charge to help pay for the expense of making a partial surrender.

     Transfer fee. We will charge a $25 transfer fee for each transfer between investment options that exceeds 12 each Policy Year. This charge will be deducted from the investment options in the same ratio as the requested transfer. USL receives this charge to help pay for the expense of making the requested transfer.

     Illustrations. If you request illustrations more than once in any Policy year, we may charge a maximum fee of $25 for the illustration. USL receives this charge to help pay for the expenses of providing additional illustrations.

     Policy loans. We will charge you interest on any loan at an effective annual rate of 4.75%. The loan interest charged on a preferred loan (available after the first 10 Policy years) will never exceed an effective annual rate of 4.25%. USL receives these charges to help pay for the expenses of administering and providing for Policy loans. See "Policy loans" beginning on page 37.

     Charge for taxes. We can adjust charges in the future on account of taxes we incur or reserves we set aside for taxes in connection with the Policies. This would reduce the investment experience of your accumulation value.

     For a further discussion regarding these charges we will deduct from your investment in a Policy, see "More About Policy Charges" on page 45.

     Allocation of charges. You may choose the investment options from which we deduct all monthly charges and any applicable surrender charges. If you do not have enough accumulation value in those investment options, we will deduct these charges in the same ratio the charges bear to the unloaned accumulation value you then have in each investment option.

More About Policy Charges

     Purpose of our charges. The charges under the Policy are designed to cover, in total, our direct and indirect costs of selling, administering and providing benefits under the Policy. They are also designed, in total, to compensate us for the risks we assume and services that we provide under the Policy. These include:

     . mortality risks (such as the risk that insured persons will, on average, die before we expect, thereby increasing the amount of claims we must pay);

     . sales risks (such as the risk that the number of Policies we sell and the premiums we receive net of withdrawals, are less than we expect, thereby depriving us of expected economies of scale);

     . regulatory risks (such as the risk that tax or other regulations may be changed in ways adverse to issuers of variable life insurance policies); and

     . expense risks (such as the risk that the costs of administrative services that the Policy requires us to provide will exceed what we currently project).

     The current monthly insurance charge has been designed primarily to provide funds out of which we can make payments of death benefits under the Policy as the last surviving contingent insured dies.

     General. If the charges that we collect from the Policies exceed our total costs in connection with the Policies, we will earn a profit. Otherwise we will incur a loss. We reserve the right to increase the charges to the maximum amounts on Policies issued in the future.

     Although the paragraphs above describe the primary purposes for which charges under the Policies have been designed, these purposes are subject to considerable change over the life of a Policy. We can retain or use the revenues from any charge for any purpose.

                               ACCUMULATION VALUE

     Your accumulation value. From each premium payment you make, we deduct the charges that we describe on page 42 under "Premium tax charge" and "premium expense charge." We invest the rest in one or more of the investment options listed in the chart on page 46 of this prospectus. We call the amount that is at any time invested under your Policy (including any loan collateral we are holding for your Policy loans) your "accumulation value."

     Your investment options. We invest the accumulation value that you have allocated to any variable investment option in shares of a corresponding Fund. Over time, your accumulation value in any such investment option will increase or decrease by the same amount as if you had invested in the related Fund's shares directly (and reinvested all dividends and distributions from the Fund in additional Fund shares); except that your accumulation value will also be reduced by certain charges that we deduct. We describe these charges beginning on page 42 under "Charges Under the Policy."

     You can review other important information about the Funds that you can choose in the separate prospectuses for those Funds. You can request additional free copies of these prospectuses from your USL representative or from the Administrative Center. The locations and telephone numbers are shown under "Contact Information" on page 5.

     We invest any accumulation value you have allocated to the Fixed Account as part of our general assets. We credit interest on that accumulation value at a rate which we declare from time to time. We guarantee that the interest will be credited at an effective annual rate of at least 3%. Although this interest increases the amount of any accumulation value that you have in the Fixed Account, such accumulation value will also be reduced by any charges that are allocated to this option under the procedures described under "Allocation of charges" on page 45. The "daily charge" described on page 43 and the fees and expenses of the Funds discussed on page 11 do not apply to the Fixed Account.

     Policies are "non-participating." You will not be entitled to any dividends from USL.

                         POLICY LAPSE AND REINSTATEMENT

     During the first 5 Policy year benefit period discussed on page 27, your Policy will not enter a grace period or terminate if the Monthly Guarantee Premium has been met. After expiration of this benefit, if your Policy's cash surrender value (the Policy's accumulation value less Policy loans and loan interest during the first 5 Policy years) falls to an amount insufficient to cover the monthly charges, we will notify you in a letter and give you a grace period of 61 days to pay an amount of premium that we determine will cover estimated monthly charges for three months to avoid lapse of the Policy. You are not required to repay any outstanding Policy loan in order to reinstate your Policy. If the last surviving contingent insured dies during the grace period we will pay the death benefit reduced by the charges that are owed at the time of death. The grace period begins with the first day of the Policy month for which all charges could not be paid. If we do not receive your payment by the end of the grace period, your Policy and all riders will end without value and all coverage under your Policy will cease. Although you can apply to have your Policy "reinstated," you must do this within 5 years (or, if earlier, before the Policy's maturity date), and you must present evidence that each contingent insured who was living when the policy lapsed is still living and meets our requirements for issuing coverage. You will find additional information in the Policy about the values and terms of the Policy after it is reinstated.

                           FEDERAL TAX CONSIDERATIONS

     Generally, the death benefit paid under a Policy is not subject to income tax, and earnings on your accumulation value are not subject to income tax as long as we do not pay them out to you. If we do pay any amount of your Policy's accumulation value upon surrender, partial surrender, or maturity of your Policy, all or part of that distribution may be treated as a return of the premiums you paid, which is not subject to income tax.

     Amounts you receive as Policy loans are not taxable to you, unless you have paid such a large amount of premiums that your Policy becomes what the tax law calls a "modified endowment contract." In that case, the loan will be taxed as if it were a partial surrender. Furthermore, loans, partial surrenders and other distributions from a modified endowment contract may require you to pay additional taxes and penalties that otherwise would not apply. If your Policy lapses, you may have to pay income tax on a portion of any outstanding loan.

Tax Effects

     This discussion is based on current federal income tax law and interpretations. It assumes that the policy owner is a natural person who is a U.S. citizen and resident. The consequences for corporate taxpayers, non-U.S. residents or non-U.S. citizens, may be different. The following discussion of federal income tax treatment is general in nature, and is not intended as tax advice. You should consult with a competent tax adviser to determine the specific federal tax treatment of your Policy based on your individual factual situation.

     General. The Policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under Section 7702 of the Code and (b) for as long as the investments made by the underlying Funds satisfy certain investment diversification requirements under Section 817(h) of the Code. We believe that the Policy will meet these requirements and that:

     . the death benefit received by the beneficiary under your Policy will generally not be subject to federal income tax; and

     . increases in your Policy's accumulation value as a result of interest or investment experience will not be subject to federal income tax unless and until there is a distribution from your Policy, such as a surrender or a partial surrender.

     Although USL believes that the Policies are in compliance with Section 7702 of the Code at issue, the manner in which Section 7702 should be applied to certain features of a last survivor life insurance policy is not directly addressed by Section 7702. In the absence of final regulations or other guidance issued under Section 7702, there is necessarily some uncertainty whether survivor life insurance policies, like the Platinum Investor Survivor II Policies, will meet the Section 7702 definition of a life insurance contract.

     The federal income tax consequences of a distribution from your Policy can be affected by whether your Policy is determined to be a "modified endowment contract," explained in the following discussion. In all cases, however, the character of all income that is described as taxable to the payee will be ordinary income (as opposed to capital gain).

     Testing for modified endowment contract status. The Code provides for a "seven-pay test." This test determines if your Policy will be a "modified endowment contract."

     If, at any time during the first seven Policy years:

     .    you have paid a cumulative amount of premiums;

     . the cumulative amount exceeds the premiums you would have paid by the same time under a similar fixed-benefit life insurance policy; and

     . the fixed benefit policy was designed (based on certain assumptions mandated under the Code) to provide for paid-up future benefits ("paid-up" means no future premium payments are required) after the payment of seven level annual premiums;

     then your Policy will be a modified endowment contract.

     Whenever there is a "material change" under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the accumulation value of the policy at the time of such change. A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit at any time during the new seven-pay period. A "material change" for these purposes could occur as a result of a change in death benefit option. A material change will occur as a result of an increase in your Policy's specified amount of coverage, and certain other changes.

     If your Policy's benefits are reduced during the first seven Policy years (or within seven years after a material change), the calculated seven-pay premium limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a decrease in the specified amount that you request or that results from a partial surrender). If the premiums previously paid are greater than the recalculated seven-payment premium level limit, the Policy will become a modified endowment contract.

     The Company will monitor your Policy and attempt to notify you on a timely basis to prevent additional premium payments from causing your Policy to become a modified endowment contract.

     A life insurance policy that is received in a tax free 1035 exchange for a modified endowment contract will also be considered a modified endowment contract.

     Other effects of Policy changes. Changes made to your Policy (for example, a decrease in specified amount that you request or that results from a partial surrender that you request) may also have other effects on your Policy. Such effects may include impacting the maximum amount of premiums that can be paid under your Policy, as well as the maximum amount of accumulation value that may be maintained under your Policy.

     Rider benefits. The premium payments and any death benefits to be paid under any term insurance rider you may purchase under your Policy will not disqualify your Policy as life insurance for tax purposes. However, a term rider may be determined to constitute a "qualified additional benefit" as that term is defined in Section 7702 of the Code. The death benefit to be paid under a rider that is a "qualified additional benefit" will not be treated as a future benefit of the Policy for tax purposes. The premium payments for the same rider, however, will be treated as future benefits for purposes of compliance with
Section 7702. You should consult a qualified tax adviser regarding any term rider you may purchase.

     Taxation of pre-death distributions if your Policy is not a modified endowment contract. As long as your Policy remains in force during the contingent insureds' lifetimes and not as a modified endowment contract, a Policy loan will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the Policy loan generally will not be tax deductible.

     After the first 15 Policy years, the proceeds from a partial surrender will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your Policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your Policy that were not taxable.) During the first 15 Policy years, however, the proceeds from a partial surrender could be subject to federal income tax, under a complex formula, to the extent that your accumulation value exceeds your basis in your Policy.

     On the maturity date or upon full surrender, any excess in the amount of proceeds we pay (including amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax. In addition, if a Policy ends after a grace period while there is a Policy loan, the cancellation of such loan and any accrued loan interest will be treated as a distribution and could be subject to federal income tax under the above rules. Finally, if you make an assignment of rights or benefits under your Policy you may be deemed to have received a distribution from your Policy, all or part of which may be taxable.

     Taxation of pre-death distributions if your Policy is a modified endowment contract. If your Policy is a modified endowment contract, any distribution from your Policy while either contingent insured is still living will be taxed on an "income-first" basis. Distributions:

     . include loans (including any increase in the loan amount to pay interest on an existing loan, or an assignment or pledge to secure a loan) and partial surrenders;

     . will be considered taxable income to you to the extent your accumulation value exceeds your basis in the Policy; and

     . have their taxability determined by aggregating all modified endowment contracts issued by the same insurer (or its affiliates) to the same owner (excluding certain qualified plans) during any calendar year.

     For modified endowment contracts, your basis:

     .    is similar to the basis described above for other policies; and

     . will be increased by the amount of any prior loan under your Policy that was considered taxable income to you.

     A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply:

     .    to taxpayers 59 1/2years of age or older;

     .    in the case of a disability (as defined in the Code); or

     . to distributions received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

     If your Policy ends after a grace period while there is a Policy loan, the cancellation of the loan will be treated as a distribution to the extent not previously treated as such and could be subject to tax, including the 10% penalty tax, as described above. In addition, on the maturity date or upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax and, unless one of the above exceptions applies, the 10% penalty tax.

     Distributions that occur during a Policy year in which your Policy becomes a modified endowment contract, and during any subsequent Policy years, will be taxed as described in the two preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

     Policy lapses and reinstatements. A Policy which has lapsed may have the tax consequences described above, even though you may be able to reinstate that Policy. For tax purposes, some reinstatements may be treated as the purchase of a new insurance contract.

     Taxation of Split Policy Exchange Rider. You can split the Policy into two other single life insurance policies under the Split Policy Exchange Rider. A policy split could have adverse tax consequences if it is not treated as a nontaxable exchange under Section 1035 of the Code. This could include, among other things, recognition as taxable income on amounts up to any gain in the Policy at the time of the exchange.

     Diversification. Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Our failure to comply with these regulations would disqualify your Policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on the income under the Policy for the period of the disqualification and for subsequent periods. Also, if the last surviving contingent insured died during such period of disqualification or subsequent periods, a portion of the death benefit proceeds would be taxable to the beneficiary. Separate Account USL VL-R, through the Funds, intends to comply with these requirements. Although we do not have direct control over the investments or activities of the Funds, we will enter into agreements with them requiring the Funds to comply with the diversification requirements of the Section 817(h) Treasury Regulations.

     The Treasury Department has stated that it anticipates the issuance of guidelines prescribing the circumstances in which the ability of a policy owner to direct his or her investment to particular Funds within Separate Account USL VL-R may cause the policy owner, rather than the insurance company, to be treated as the owner of the assets in the account. Due to the lack of specific guidance on investor control, there is some uncertainty about when a policy owner is considered the owner of the assets for tax purposes. If you were considered the owner of the assets of Separate Account USL VL-R, income and gains from the account would be included in your gross income for federal income tax purposes. Under current law, however, we believe that USL, and not the owner of a Policy, would be considered the owner of the assets of Separate Account USL VL-R.

     Estate and generation skipping taxes. If the last surviving contingent insured is the Policy's owner, the death benefit under the Policy will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the last surviving contingent insured, under certain conditions, only an amount approximately equal to the cash surrender value of the Policy would be includable. In addition, an unlimited marital deduction may be available for federal estate tax purposes. The federal estate tax is integrated with the federal gift tax under a unified rate schedule.

     The enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001 (P.L. 107-16) (the "2001 Act") brought significant change to the transfer tax system, the most notable being the repeal of the estate and generation-skipping transfer (GST) taxes in 2010. Prior to repeal, a number of modifications are made to the maximum estate tax rate and the estate and gift tax applicable exclusion amounts. The 2001 Act increases the estate tax applicable exclusion amount to $1.5 million for decedents dying in 2004. In order to comply with the Congressional Budget Act of 1974, the 2001 Act provides that all provisions of, and amendments made by, the 2001 Act will not apply to estates of decedents dying, gifts made, or generation-skipping transfers, after December 31, 2010. Unless Congress acts affirmatively in the interim, the Code will thereafter be applied and administered as if these provisions had not been enacted.

     As a general rule, if a "transfer" is made to a person two or more generations younger than the Policy's owner, a generation skipping tax may be payable at rates similar to the maximum estate tax rate in effect at the time. The generation skipping tax provisions generally apply to "transfers" that would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping tax exemption of $1.5 million in 2004. Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

     The particular situation of each Policy owner, contingent insured or beneficiary will determine how ownership or receipt of Policy proceeds will be treated for purposes of federal estate and generation skipping taxes, as well as state and local estate, inheritance and other taxes.

     Life insurance in split dollar arrangements. The IRS and Treasury issued final regulations on split dollar life insurance arrangements September 11, 2003. The final regulations substantially adopted prior proposed regulations.

     The regulations provide two mutually exclusive regimes for taxing split dollar life insurance arrangements: the "economic benefit" regime and the "loan" regime. The economic benefit regime, under which the non-owner of the policy is treated as receiving certain economic benefits from its owner, applies to endorsement arrangements and most non-equity split dollar life insurance arrangements. The loan regime applies to collateral assignment arrangements and other arrangements in which the non-owner could be treated as loaning amounts to the owner. These final regulations apply to any split dollar life insurance arrangement entered into after September 17, 2003. Additionally, these regulations apply to any split dollar life insurance arrangements entered into before September 17, 2003, if the arrangement is materially modified after September' 17, 2003.

     In addition, it should be noted that split dollar arrangements characterized as loans for tax purposes may be affected by the Corporate Responsibility Act of 2002 also referred to as the Sarbanes-Oxley Act of 2002 (the "Act"). The Act prohibits loans from companies publicly traded in the United States to their executives and officers. The status of split dollar arrangement under the Act is uncertain, in part because the SEC may view the tax treatment of such arrangements as instructive.

     Purchasers of life insurance policies are strongly advised to consult with a qualified tax adviser to determine the tax treatment resulting from a split dollar arrangement.

     Pension and profit-sharing plans. If a life insurance policy is purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) of the Code for the benefit of participants covered under the plan, the federal income tax treatment of such policies will be somewhat different from that described above.

     The reasonable net premium cost for such amount of insurance that is purchased as part of a pension or profit-sharing plan is required to be included annually in the plan participant's gross income. This cost (generally referred to as the "P.S. 58" cost) is reported to the participant annually. If the plan participant dies while covered by the plan and the policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the policy's accumulation value will not be subject to federal income tax. However, the policy's accumulation value will generally be taxable to the extent it exceeds the participant's cost basis in the policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant had borrowed from the policy or was an owner-employee under the plan. The rules for determining P.S. 58 costs are currently provided under Notice 2002-8, I.R.B. 2002-4.

     There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax qualified plan. You should consult a qualified tax adviser.

     Other employee benefit programs. Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. These policy owners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with both contingent insureds' consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit.

     ERISA. Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974, as amended. You should consult a qualified legal adviser.

     Our taxes. We report the operations of Separate Account USL VL-R in our federal income tax return, but we currently pay no income tax on Separate Account USL VL-R's investment income and capital gains, because these items are, for tax purposes, reflected in our variable universal life insurance policy reserves. We currently make no charge to any Separate Account USL VL-R division for taxes. We reserve the right to make a charge in the future for taxes incurred; for example, a charge to Separate Account USL VL-R for income taxes we incur that are allocable to the Policy.

     We may have to pay state, local or other taxes in addition to applicable taxes based on premiums. At present, these taxes are not substantial. If they increase, we may make charges for such taxes when they are attributable to Separate Account USL VL-R or allocable to the Policy.

     Certain Funds in which your accumulation value is invested may elect to pass through to USL taxes withheld by foreign taxing jurisdictions on foreign source income. Such an election will result in additional taxable income and income tax to USL. The amount of additional income tax, however, may be more than offset by credits for the foreign taxes withheld which are also passed through. These credits may provide a benefit to USL.

     When we withhold income taxes. Generally, unless you provide us with an election to the contrary before we make the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your Policy. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory written notification that no such taxes are due.

     In the case of non-resident aliens who own a Policy, the withholding rules may be different. With respect to distributions from modified endowment contracts, non-resident aliens are generally subject to federal income tax withholding at a statutory rate of 30% of the distributed amount. In some cases, the non-resident alien may be subject to lower or even no withholding if the United States has entered into a tax treaty with his or her country of residence.

     Tax changes. The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies. Congress passed tax legislation on May 26, 2001 which modified existing estate tax law. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new interpretations of existing law. State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the contingent insureds or your beneficiary, and are subject to change. Any changes in federal, state, local or foreign tax law or interpretation could have a retroactive effect. We suggest you consult a qualified tax adviser.

                                LEGAL PROCEEDINGS

     USL is a party to various lawsuits and proceedings arising in the ordinary course of business. Many of these lawsuits and proceedings arise in jurisdictions that permit damage awards disproportionate to the actual damages incurred. Based upon information presently available, USL believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on USL's results of operations and financial position.

     The principal underwriter and distributor of the Policies, American General Equity Services Corporation ("AGESC"), offered general securities prior to October 1, 2002. As a consequence, AGESC is engaged in certain legal matters related to its previous line of business. AGESC believes that none of these legal matters are of any materiality. More information about AGESC can be found in the SAI.

                              FINANCIAL STATEMENTS

     The Financial Statements of USL can be found in the SAI. Please see the back cover of this prospectus for information on how to obtain a copy of the SAI.

                       INDEX OF SPECIAL WORDS AND PHRASES

This index should help you to locate more information about some of the terms and phrases used in this prospectus.

                                                                       Page to
                                                                     see in this
Defined Term                                                          Prospectus
------------                                                         -----------
accumulation value................................................         8
Administrative Center.............................................         5
automatic rebalancing.............................................        29
base coverage.....................................................        25
basis.............................................................        49
beneficiary.......................................................        40
cash surrender value..............................................         7
cash value accumulation test......................................        24
close of business.................................................        32
Code..............................................................         9
contingent insured................................................         6
cost of insurance rates...........................................        43
daily charge......................................................        43
date of issue.....................................................        33
death benefit.....................................................         6
dollar cost averaging.............................................        29
Fixed Account.....................................................         8
full surrender....................................................         7
grace period......................................................        47
guarantee period benefit..........................................        23
guideline premium test............................................        24
investment options................................................        46
lapse.............................................................         9
loan (see "Policy loans" in this Index)...........................         7
loan interest.....................................................        38
maturity, maturity date...........................................        38
modified endowment contract.......................................        48
monthly deduction day.............................................        33
monthly guarantee premium.........................................        27
monthly insurance charge..........................................        43
net amount at risk................................................        13
Option 1, Option 2................................................         6
partial surrender.................................................         7

                                                                       Page to
                                                                     see in this
Defined Term                                                          Prospectus
------------                                                         -----------
payment options...................................................        39
planned periodic premiums.........................................        27
Policy loans......................................................        37
Policy month, year................................................        32
preferred loans...................................................        38
premium classes...................................................        42
premium payments..................................................        26
reinstate, reinstatement..........................................        47
required minimum death benefit....................................        23
required minimum death benefit percentage.........................        24
Separate Account USL VL-R.........................................         1
seven-pay test....................................................        48
specified amount..................................................         6
supplemental coverage.............................................        25
surrender.........................................................         7
transfers.........................................................         7
uninsurable.......................................................        42
valuation date....................................................        32
valuation period..................................................        32
variable investment options.......................................        19

                  THIS DOCUMENT IS NOT PART OF ANY PROSPECTUS.

[LOGO] AIG American General                                       Privacy Notice

--------------------------------------------------------------------------------

AIG American General knows that your privacy is important. You have received this notice as required by law and because you are now or may be a customer of one of our companies. This notice will advise you of the types of Nonpublic Personal Information we collect, how we use it, and what we do to protect your privacy.

"Nonpublic Personal Information" refers to personally identifiable information that is not available to the public.

"Employees, Representatives, Agents, and Selected Third Parties" refers to individuals or entities who act on our behalf.

  . Our Employees, Representatives, Agents, and Selected Third Parties may collect Nonpublic Personal Information about you, including information:

     -    Given to us on applications or other forms;

     -    About transactions with us, our affiliates, or third parties;

     - From others, such as credit reporting agencies, employers, and federal and state agencies.

  . The types of Nonpublic Personal Information we collect depends on the products we offer to you and may include your: name; address; Social Security Number; account balances; income; assets; insurance premiums; coverage and beneficiaries; credit reports; marital status; and payment history. We may also collect Nonpublic Personal Health Information, such as medical reports, to underwrite insurance policies, process claims, or for other related functions.

  . We restrict access to Nonpublic Personal Information to those Employees, Representatives, Agents, or Selected Third Parties who provide products or services to you and who have been trained to handle Nonpublic Personal Information as described in this Notice.

  . We have policies and procedures that direct our Employees, Representatives, Agents and Selected Third Parties acting for us, on how to protect and use Nonpublic Personal Information.

  . We have physical, electronic, and procedural safeguards in place that were designed to protect Nonpublic Personal Information.

  . We do not share Nonpublic Personal Information about you except as allowed by law.

  . We may disclose all types of Nonpublic Personal Information that we collect, including information regarding your transactions or experiences with us, when needed, to:

     (i) Affiliated AIG American General companies, including the American International Group Inc. family of companies, and Employees, Representatives, Agents, and Selected Third Parties as permitted by law; or

     (ii) other organizations with which we have joint marketing agreements as permitted by law.

  . The types of companies and persons to whom we may disclose Nonpublic Personal Information as permitted by law include: banks; attorneys; trustees; third-party administrators; insurance agents; insurance companies; insurance support organizations; credit reporting agencies; registered broker-dealers; auditors; regulators; and reinsurers.

  . We do not share your Nonpublic Personal Health Information unless authorized by you or allowed by law.

  . Our privacy policy applies, to the extent required by law, to our agents and representatives when they are acting on behalf of AIG American General.

  .  You will be notified if our privacy policy changes.

  .  Our privacy policy applies to current and former customers.

THIS PRIVACY NOTICE IS GIVEN TO YOU FOR YOUR INFORMATION ONLY. YOU DO NOT NEED TO CALL OR TAKE ANY ACTION.

CALIFORNIA, NEW MEXICO AND VERMONT RESIDENTS ONLY: Following the law of your state, we will not disclose nonpublic personal financial information about you to nonaffiliated third parties (other than as permitted by law) unless you authorize us to make that disclosure. Your authorization must be in writing. If you wish to authorize us to disclose your nonpublic personal financial information to nonaffiliated third parties, you may write to us at: American General Service Center, P.O. Box 4373, Houston, Texas 77210-4373.

--------------------------------------------------------------------------------

This Privacy Notice is provided on behalf of the following companies:

AGC Life Insurance Company, AIG Life Insurance Company of Puerto Rico, AIG Life Insurance Company, AIG Life of Bermuda, Ltd., American General Assurance Company, American General Equity Services Corporation, American General Indemnity Company, American General Life and Accident Insurance Company, American General Life Insurance Company, American General Property Insurance Company of Florida, American General Property Insurance Company, American General Securities Incorporated, American International Life Assurance Company of New York, Delaware American Life Insurance Company, Pacific Union Assurance Company, The United States Life Insurance Company in the City of New York, USLIFE Credit Life Insurance Company of Arizona

AGLC0375-MLR REV0304                 (C) 2004 American International Group, Inc.
                                                            All rights reserved.

[LOGO] AIG American                     The United States Life Insurance Company
         General                                         in the City of New York

For additional information about the Platinum Investor(R) Survivor II Policy and the Separate Account, you may request a copy of the Statement of Additional Information (the "SAI"), dated July 1, 2004. We have filed the SAI with the SEC and have incorporated it by reference into this prospectus. You may obtain a free copy of the SAI if you write us at our Administrative Center, which is located at United States Life, VUL Administration, P.O. Box 4880, Houston, Texas 77210-4880 or call us at 1-800-251-3720. You may also obtain the SAI from an insurance representative through which the Policies may be purchased. Additional information about the Platinum Investor Survivor II Policy, including, personalized illustrations of death benefits, cash surrender values, and cash values is available, without charge, upon request to the same address or phone number printed above.

Information about the Separate Account, including the SAI, can also be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Inquiries on the operations of the Public Reference Room may be made by calling the SEC at 1-202-942-8090. Reports and other information about the Separate Account are available on the SEC's Internet site at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549-0102.

Policies issued by:
The United States Life Insurance Company in the City of New York
A member company of American International Group, Inc.
2727-A Allen Parkway, Houston, TX 77019

Platinum Investor Survivor II Last Survivor Flexible Premium Variable Life Insurance
Policy Form Number 01206N

Available only in the state of New York

Distributed by American General Equity Services Corporation
Member NASD
A member company of American International Group, Inc.

The underwriting risks, financial obligations and support functions associated with the products issued by The United States Life Insurance Company in the City of New York ("USL") are solely its responsibility. USL is responsible for its own financial condition and contractual obligations. The Policies are not available in all states.

(C)2004 American International Group, Inc.                ICA File No. 811-09359
   All rights reserved.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                            SEPARATE ACCOUNT USL VL-R

                        PLATINUM INVESTOR(R) SURVIVOR II

         LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES

                                    ISSUED BY

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

                          VUL ADMINISTRATION DEPARTMENT

                    P.O. BOX 4880, HOUSTON, TEXAS 77210-4880

   TELEPHONE: 1-800-251-3720; 1-713-831-3913; HEARING IMPAIRED: 1-888-436-5258

                       STATEMENT OF ADDITIONAL INFORMATION

                               DATED JULY 1, 2004

     This Statement of Additional Information ("SAI") is not a prospectus. It should be read in conjunction with the prospectus for The United States Life Insurance Company in the City of New York Separate Account USL VL-R (the "Separate Account" or "Separate Account USL VL-R") dated July 1, 2004, describing the Platinum Investor Survivor II last survivor flexible premium variable life insurance policies (the "Policy" or "Policies"). The Policy prospectus sets forth information that a prospective investor should know before investing. For a copy of the Policy prospectus, and any prospectus supplements, contact The United States Life Insurance Company in the City of New York ("USL") at the address or telephone numbers given above. Terms used in this SAI have the same meanings as are defined in the Policy prospectus.

                                TABLE OF CONTENTS

GENERAL INFORMATION............................................................3

USL............................................................................3

   Separate Account USL VL-R...................................................3

SERVICES.......................................................................3

DISTRIBUTION OF THE POLICIES...................................................4

PERFORMANCE INFORMATION........................................................5

ADDITIONAL INFORMATION ABOUT THE POLICIES......................................6

      Gender neutral policies..................................................6
      Cost of insurance rates..................................................6
      Certain arrangements.....................................................6
   More About The Fixed Account................................................6
      Our general account......................................................6
      How we declare interest..................................................7
   Adjustments to Death Benefit................................................7
      Suicide..................................................................7
      Wrong age or gender......................................................7
      Death during grace period................................................7

ACTUARIAL EXPERT...............................................................7

MATERIAL CONFLICTS.............................................................8

FINANCIAL STATEMENTS...........................................................8

   Separate Account Financial Statements.......................................8
   USL Financial Statements....................................................9
   Index to Financial Statements...............................................9

                               GENERAL INFORMATION

USL

     We are The United States Life Insurance Company in the City of New York ("USL"). USL is a stock life insurance company organized under the laws of the State of New York on February 25, 1850. USL is an indirect, wholly-owned subsidiary of American International Group, Inc. ("AIG"). AIG, a Delaware corporation, is a holding company which through its subsidiaries is primarily engaged in a broad range of insurance and insurance-related activities and financial services in the United States and abroad. AIG American General is a marketing name of USL and its affiliates. The commitments under the Policies are USL's, and AIG has no legal obligation to back those commitments.

     USL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. USL's membership in IMSA applies only to USL and not its products.

Separate Account USL VL-R

     We hold the Mutual Fund shares in which any of your accumulation value is invested in Separate Account USL VL-R. Separate Account USL VL-R is registered as a unit investment trust with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940. We created the Separate Account on August 8, 1997 under New York law.

     For record keeping and financial reporting purposes, Separate Account USL VL-R is divided into 52 separate "divisions," 50 of which are available under the Policies offered by the Policy prospectus as variable "investment options." All of these 50 divisions and the remaining 2 divisions are offered under other USL policies. We hold the Mutual Fund shares in which we invest your accumulation value for an investment option in the division that corresponds to that investment option.

     The assets in Separate Account USL VL-R are our property. The assets in the Separate Account may not be used to pay any liabilities of USL other than those arising from the Policies. USL is obligated to pay all amounts under the Policies due the Policy owners. We act as custodian for the Separate Account's assets.

                                    SERVICES

     USL and American General Life Companies, LLC ("AGLC"), are parties to a services agreement. USL and AGLC are each indirect wholly-owned subsidiaries of AIG and therefore affiliates of one another. AGLC is a Delaware limited liability company established on August 30, 2002. Prior to that date, AGLC was a Delaware business trust. Its address is 2727-A Allen Parkway, Houston, Texas 77019-2191. Under the services agreement, AGLC provides shared services to USL and certain other life insurance companies under the AIG holding company system at cost. Those services include data processing systems, customer services, product development, actuarial, internal auditing, accounting and legal services. During 2003, 2002 and 2001, USL paid AGLC for these services $121,370,503, $97,878,454 and $36,228,293, respectively. Services provided in 2003 increased substantially over previous years.

     We have not designed the Policies for professional market timing organizations or other entities or individuals using programmed and frequent transfers involving large amounts. We currently have no arrangements with any entity or individual permitting such transfers and receive no compensation for any such arrangement.

                          DISTRIBUTION OF THE POLICIES

     American General Equity Services Corporation ("AGESC"), #1 Franklin Square, Springfield, Illinois 62713, a Delaware corporation and an affiliate of USL, is the principal underwriter and distributor of the Policies for the Separate Account under a Distribution Agreement between AGESC and USL. AGESC also acts as principal underwriter for USL's other separate accounts and for the separate accounts of certain USL affiliates. AGESC is a registered broker-dealer under the Securities Exchange Act of 1934, as amended and a member of the National Association of Securities Dealers, Inc. ("NASD"). AGESC, as the principal underwriter and distributor, is not paid any fees on the Policies.

     The Policies are offered on a continuous basis.

     We and AGESC have sales agreements with various broker-dealers and banks under which the Policies will be sold by registered representatives of the broker-dealers or employees of the banks. These registered representatives and employees are also required to be authorized under applicable state regulations as life insurance agents to sell variable life insurance. The broker-dealers are ordinarily required to be registered with the SEC and must be members of the NASD.

     We pay compensation directly to broker-dealers and banks for promotion and sales of the Policies. The compensation may vary with the sales agreement, but is generally not expected to exceed:

     . 90% of the premiums received in the first Policy year up to a "target" amount;

     . 3% of the premiums up to the target amount received in each of Policy years 2 through 10;

     . 3% of the premiums in excess of the target amount received in each of Policy years 1 through 10;

     . 0.20% of the Policy's accumulation value (reduced by any outstanding loans) in the investment options in each of Policy years 2 through 20;

     . 0.10% of the Policy's accumulation value (reduced by any outstanding loans) in the investment options after Policy year 20;

     . a comparable amount of compensation to broker-dealers or banks with respect to any increase in the specified amount of coverage that you request; and

     . any amounts that we may pay for broker-dealers or banks expense allowances, bonuses, wholesaler fees, training allowances or additional compensation for the Policies.

     At our discretion, we may pay additional first Policy year commissions to any broker-dealer or bank for sales conducted by a particular registered representative of that broker-dealer or bank. We may pay up to a total of 99% of the premiums we receive in the first Policy year.

     The target amount is an amount of level annual premium that would be necessary to support the benefits under your Policy, based on certain assumptions that we believe are reasonable.

     The maximum value of any alternative amounts we may pay for sales of the Policies is expected to be equivalent over time to the amounts described above. For example, we may pay a broker-dealer compensation in a lump sum which will not exceed the aggregate compensation described above.

     We pay the compensation directly to any selling broker-dealer firm or bank. We pay the compensation from our own resources which does not result in any additional charge to you that is not described in your Policy. Each broker-dealer firm or bank, in turn, may compensate its registered representative or employee who acts as agent in selling you a Policy.

     We sponsor a non-qualified deferred compensation plan ("Plan") for our insurance agents. Some of our agents are registered representatives of our subsidiary broker-dealer American General Securities Incorporated and sell the Policies. These agents may, subject to regulatory approval, receive benefits under the Plan when they sell the Policies. The benefits are deferred and the Plan terms may result in the agent never receiving the benefits. The Plan provides for a varying amount of benefits annually. We have the right to change the Plan in ways that affect the amount of benefits earned each year.

                             PERFORMANCE INFORMATION

     From time to time, we may quote performance information for the divisions of Separate Account USL VL-R in advertisements, sales literature, or reports to owners or prospective investors.

     We may quote performance information in any manner permitted under applicable law. We may, for example, present such information as a change in a hypothetical owner's cash value or death benefit. We also may present the yield or total return of the division based on a hypothetical investment in a Policy. The performance information shown may cover various periods of time, including periods beginning with the commencement of the operations of the division or the Mutual

Funds in which it invests. The performance information shown may reflect the deduction of one or more charges, such as the premium charge, and we generally expect to exclude costs of insurance charges because of the individual nature of these charges. We also may present the yield or total return of the investment option in which a division invests.

     We may compare a division's performance to that of other variable life separate accounts or investment products, as well as to generally accepted indices or analyses, such as those provided by research firms and rating services. In addition, we may use performance ratings that may be reported periodically in financial publications, such as Money Magazine, Forbes, Business Week, Fortune, Financial Planning and The Wall Street Journal. We also may advertise ratings of USL's financial strength or claims-paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

                    ADDITIONAL INFORMATION ABOUT THE POLICIES

     Gender neutral policies. Congress and the legislatures of various states have from time to time considered legislation that would require insurance rates to be the same for males and females of the same age, premium class and tobacco user status. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of life insurance policies in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of gender. In general, we do not offer the Policies for sale in situations which, under current law, require gender-neutral premiums or benefits.

     Cost of insurance rates. Because of specified amount increases, different cost of insurance rates may apply to different increments of specified amount under your Policy. If so, we attribute your accumulation value proportionately to each increment of specified amount to compute our net amount at risk.

     Certain arrangements. Most of the advisers or administrators of the Mutual Funds make certain payments to us, on a quarterly basis, for certain administrative, Policy, and policy owner support expenses. These amounts will be reasonable for the services performed and are not designed to result in a profit. These amounts are paid by the advisers or the administrators, and will not be paid by the Mutual Funds, the options or Policy owners.

More About The Fixed Account

     Our general account. Our general account assets are all of our assets that we do not hold in legally segregated separate accounts. Our general account supports our obligations to you under your Policy's declared Fixed Account. Because of applicable exemptions, no interest in this option has been registered under the Securities Act of 1933, as amended. Neither our general account nor our Fixed Account is an investment company under the Investment Company Act of 1940. We have been advised that the staff of the SEC has not reviewed the disclosures that are included in this prospectus for your information about our general account or our Fixed Account. Those disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

     How we declare interest. Except for amounts held as collateral for loans, we can at any time change the rate of interest we are paying on any accumulation value allocated to our Fixed Account, but it will always be at an effective annual rate of at least 4%.

     Under these procedures, it is likely that at any time different interest rates will apply to different portions of your accumulation value, depending on when each portion was allocated to our fixed Account. Any charges, partial surrenders, or loans that we take from any accumulation value that you have in our fixed Account will be taken from each portion in reverse chronological order based on the date that accumulation value was allocated to this option.

Adjustments to Death Benefit

     Suicide. If the insured person commits suicide during the first two Policy years, we will limit the proceeds payable to the total of all premiums that have been paid to the time of death minus any outstanding Policy loans (plus credit for any unearned interest) and any partial surrenders.

     A new two year period begins if you increase the specified amount. You can increase the specified amount only if the insured person is living at the time of the increase. In this case, if the insured person commits suicide during the first two years following the increase, we will refund the monthly insurance deductions attributable to the increase. The death benefit will then be based on the specified amount in effect before the increase.

     Wrong age or gender. If the age or gender of the insured person was misstated on your application for a Policy (or for any increase in benefits), we will adjust any death benefit to be what the monthly insurance charge deducted for the current month would have purchased based on the correct information.

     Death during grace period. We will deduct from the insurance proceeds any monthly charges that remain unpaid because the insured person died during a grace period.

                                ACTUARIAL EXPERT

     Actuarial matters have been examined by Wayne A. Barnard who is Senior Vice President of USL. His opinion on actuarial matters is filed as an exhibit to the registration statement we have filed with the SEC in connection with the Policies.

                               MATERIAL CONFLICTS

     We are required to track events to identify any material conflicts from using investment portfolios for both variable life and variable annuity separate accounts. The boards of the Funds, USL, and other insurance companies participating in the Funds have this same duty. There may be a material conflict if:

     .    state insurance law or federal income tax law changes;

     .    investment management of an investment portfolio changes; or

     . voting instructions given by owners of variable life insurance Policies and variable annuity contracts differ.

     The investment portfolios may sell shares to certain qualified pension and retirement plans qualifying under Code Section 401. These include cash or deferred arrangements under Code Section 401(k). Therefore, there is a possibility that a material conflict may arise between the interests of owners in general, or certain classes of owners, and these retirement plans or participants in these retirement plans.

     If there is a material conflict, we have the duty to determine appropriate action, including removing the portfolios involved from our variable investment options. We may take other action to protect Policy owners. This could mean delays or interruptions of the variable operations.

     When state insurance regulatory authorities require us, we may ignore instructions relating to changes in an investment portfolio's adviser or its investment policies. If we do ignore voting instructions, we give you a summary of our actions in the next semi-annual report to owners.

     Under the Investment Company Act of 1940, we must get your approval for certain actions involving our Separate Account. In this case, you have one vote for every $100 of value you have in the variable investment options. We cast votes credited to amounts in the variable investment options not credited to Policies in the same proportion as votes cast by owners.

                              FINANCIAL STATEMENTS

     In 2002, due to AIG's acquisition of USL and its affiliated companies, USL changed its independent auditor from Ernst & Young LLP ("E&Y") located at 1401 McKinney Street, Suite 1200, 5 Houston Center, Houston, Texas 77010 and 787 Seventh Avenue, New York, New York 10019 to PricewaterhouseCoopers LLP ("PWC") located at 1201 Louisiana Street, Suite 2900, Houston, Texas 77002-5678. AIG has been using PWC as its corporate-wide auditing firm.

Separate Account Financial Statements

     We have not included any Separate Account financial statements in this SAI because as of the date of this SAI, none of the assets of the Separate Account were attributable to the Policies.

USL Financial Statements

     The balance sheets of USL at December 31, 2003 and 2002 and the related statements of income, shareholder's equity, cash flows and comprehensive income for the two years ended December 31, 2003, appearing herein, have been audited by PWC, independent registered public accounting firm, on the authority of such firm as experts in accounting and auditing, as set forth in their report appearing elsewhere herein.

     This SAI does not contain any financial statements of USL for 2001. Due to the merger of North Central Life Insurance Company into USL effective December 31, 2003 (see Note 1 to the USL Financial Statements), it was determined that the preparation of restated 2001 financial statements of USL giving effect to the merger, as required by GAAP, was impracticable. Accordingly, the SEC staff has granted us a waiver from the requirement to present the 2001 amounts in this filing.

Index to Financial Statements

USL 2003 Consolidated Financial Statements                                             Page
------------------------------------------                                             ----
You should consider the financial statements of USL that we include in this SAI primarily as bearing on the ability of USL to meet its obligations under the
Policies.

Report of PricewaterhouseCoopers LLP, Independent Registered Public
  Accounting Firm...................................................................    F-1
Balance Sheets as of December 31, 2003 and 2002.....................................    F-2
Statements of Income for the years ended December 31, 2003 and 2002 ................    F-4
Statements of Shareholder's Equity for the years ended December 31, 2003 and 2002...    F-5
Statements of Cash Flows for the years ended December 31, 2003 and 2002.............    F-6
Statements of Comprehensive Income for the years ended December 31, 2003 and 2002...    F-7
Notes to Consolidated Financial Statements..........................................    F-8

                              Financial Statements

        The United States Life Insurance Company in the City of New York

                     Years ended December 31, 2003 and 2002

        The United States Life Insurance Company in the City of New York

                              Financial Statements

                                    Contents

Report of Independent Auditors ...........................................   F-1

Audited Financial Statements

Balance Sheets ...........................................................   F-2
Statements of Income .....................................................   F-4
Statements of Shareholder's Equity .......................................   F-5
Statements of Cash Flows .................................................   F-6
Statements of Comprehensive Income .......................................   F-7
Notes to Financial Statements ............................................   F-8

[LOGO OF PRICEWATERHOUSECOOPERS LLP]

================================================================================

                                                      PricewaterhouseCoopers LLP
                                                      Suite 2900
                                                      1201 Louisiana St.
                                                      Houston TX 77002-5678
                                                      Telephone (713) 356 4000

                         Report of Independent Auditors

To the Stockholder and Board of Directors of The United States Life Insurance Company in the City of New York:

In our opinion, the accompanying balance sheets as of December 31, 2003 and 2002 and the related statements of income, shareholder's equity, cash flows and comprehensive income, present fairly, in all material respects, the financial position of The United States Life Insurance Company in the City of New York (an indirect, wholly-owned subsidiary of American International Group, Inc.) at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP
------------------------------


Houston, Texas
April 14, 2004

        The United States Life Insurance Company in the City of New York

                                 Balance Sheets

                                                                         December 31
                                                                   -----------------------
                                                                      2003         2002
                                                                   -----------------------
                                                                        (In Thousands)

Assets
Investments:
   Fixed maturity securities, available for sale, at fair value
      (amortized cost $2,675,666 in 2003 and $2,584,937 in 2002)   $2,868,359   $2,752,756
   Equity securities, available for sale, at fair value (cost -
      $3,225 in 2003 and  $2,742 in 2002)                               4,040        2,684
   Mortgage loans on real estate, net of allowance ($598 in 2003
       and 2002)                                                      141,557      130,954
   Policy loans                                                       193,213      190,468
   Other long-term investments                                         18,433       24,573
   Short-term investments, at cost (approximates market value)          3,876      133,953
                                                                   -----------------------
Total investments                                                   3,229,478    3,235,388

Cash                                                                   24,385       14,634
Note receivable - affiliate                                           122,000      122,000
Indebtedness from affiliates                                               --        1,244
Accrued investment income                                              44,236       44,376
Accounts and premiums receivable                                      181,154       93,200
Reinsurance recoverable - paid losses                                  18,674       18,974
Reinsurance recoverable - unpaid losses                               961,795      859,699
Deferred policy acquisition costs                                     179,585      183,383
Property and equipment                                                  2,267        3,306
Assets held in separate accounts                                        2,729        1,994
Other assets                                                           28,027       29,847
                                                                   -----------------------
Total assets                                                       $4,794,330   $4,608,045
                                                                   =======================

See accompanying notes.

    The United States Life Insurance Company in the City of New York

                             Balance Sheets

                                                                    December 31
                                                              -----------------------
                                                                 2003         2002
                                                              -----------------------
                                                                   (In Thousands)

Liabilities and shareholder's equity
Liabilities:
   Policyholders' contract deposits                           $1,987,333   $1,892,571
   Future policy benefits for life and accident and health
      insurance contracts                                      1,256,519    1,241,267
   Reserve for unearned premiums                                 231,998      241,222
   Policy and contract claims                                    204,879      143,062
   Income taxes payable
      Current                                                     (1,536)       6,653
      Deferred                                                     8,800        6,306
   Indebtedness to affiliates                                     18,523       11,347
   Reinsurance payable                                           113,145       81,486
   Liabilities held in separate accounts                           2,729        1,994
   Other liabilities                                             205,090      292,742
                                                              -----------------------
Total liabilities                                              4,027,480    3,918,650
                                                              -----------------------

Shareholder's equity:
   Common stock, $2 par value, 1,980,658 shares authorized,
      issued, and outstanding                                      3,961        3,961
   Additional paid-in capital                                    142,496      142,496
   Accumulated other comprehensive income                         79,276       60,524
   Retained earnings                                             541,117      482,414
                                                              -----------------------
Total shareholder's equity                                       766,850      689,395
                                                              -----------------------
Total liabilities and shareholder's equity                    $4,794,330   $4,608,045
                                                              =======================

See accompanying notes.

        The United States Life Insurance Company in the City of New York

                              Statements of Income

                                                          Year ended December 31
                                                          ----------------------
                                                             2003        2002
                                                          ----------------------
                                                               (in Thousands)

Revenues:
   Premiums and other considerations                        $288,077   $294,484
   Net investment income                                     229,063    225,463
   Net realized investment gains (losses)                        554    (20,986)
   Other                                                      14,397     11,319
                                                            -------------------
Total revenues                                               532,091    510,280
                                                            -------------------

Benefits and expenses:
   Death and other benefits                                  198,887    184,138
   Interest credited                                          94,046     96,894
   Operating costs and expenses                              154,854    151,926
                                                            -------------------
Total benefits and expenses                                  447,787    432,958
                                                            -------------------

Income before income taxes                                    84,304     77,322
Income taxes:
   Current                                                    33,217     21,319
   Deferred                                                   (7,616)     3,474
                                                            -------------------
Total income taxes                                            25,601     24,793
                                                            -------------------

Net income                                                  $ 58,703   $ 52,529
                                                            ===================

See accompanying notes.

        The United States Life Insurance Company in the City of New York

                       Statements of Shareholder's Equity

                                                            Year ended December
                                                           --------------------
                                                             2003        2002
                                                           --------------------
                                                               (In Thousands)

Common stock:
   Balance at beginning of year                            $  3,961   $   3,961
   Change during year                                            --          --
                                                           --------------------
   Balance at end of year                                     3,961       3,961
                                                           --------------------

Additional paid-in capital:
   Balance at beginning of year                             142,496     142,496
   Change during year                                            --          --
                                                           --------------------
   Balance at end of year                                   142,496     142,496
                                                           --------------------

Accumulated other comprehensive income:
   Balance at beginning of year                              60,524      15,801
   Change during year                                        18,752      44,723
                                                           --------------------
   Balance at end of year                                    79,276      60,524
                                                           --------------------

Retained earnings:
   Balance at beginning of year                             482,414     539,785
   Net income                                                58,703      52,529
   Dividends paid                                                --    (109,900)
                                                           --------------------
   Balance at end of year                                   541,117     482,414
                                                           --------------------
Total shareholder's equity                                 $766,850   $ 689,395
                                                           ====================

See accompanying notes.

        The United States Life Insurance Company in the City of New York

                            Statements of Cash Flows

                                                          Year ended December
                                                      -------------------------
                                                          2003          2002
                                                      -------------------------
                                                            (In Thousands)

Operating activities
Net income                                            $    58,703   $    52,529
Adjustments to reconcile net income to net cash
   (used in) provided by operating activities:
      Change in accounts and premiums receivable          (87,954)      (40,747)
      Change in future policy benefits and other
         policyholders' funds                             (17,803)       (3,474)
      Amortization of policy acquisition costs             63,359        64,908
      Policy acquisition costs deferred                   (52,871)      (45,848)
      Provision for deferred income tax expense            (7,616)        3,474
      Depreciation                                          1,038           835
      Amortization                                        (11,170)      (12,372)
      Change in indebtedness to/from affiliates             8,420         7,795
      Change in reinsurance balances                      (70,137)      (74,030)
      Net (gain) loss on sale of investments                 (554)       20,986
      Other, net                                          (31,183)       39,044
                                                      -------------------------
Net cash (used in) provided by operating activities      (147,768)       13,100
                                                      -------------------------

Investing activities
Purchases of investments and loans made                (2,721,902)   (2,773,869)
Sales of investments and receipts from repayment of
   loans                                                2,538,299     2,425,987
Cost of fixed maturities, matured or redeemed             224,051       330,371
Sales and purchases of property, equipment, and
   software, net                                               --          (108)
                                                      -------------------------
Net cash provided by (used in) investing activities        40,448       (17,619)
                                                      -------------------------

Financing activities
Policyholder account deposits                             204,112       230,097
Policyholder account withdrawals                          (87,041)     (115,136)
Dividends paid                                                 --      (109,900)
                                                      -------------------------
Net cash provided by financing activities                 117,071         5,061
                                                      -------------------------

Increase in cash                                            9,751           542
Cash at beginning of year                                  14,634        14,092
                                                      -------------------------
Cash at end of year                                   $    24,385   $    14,634
                                                      =========================

See accompanying notes.

        The United States Life Insurance Company in the City of New York

                       Statements of Comprehensive Income

                                                            Year ended December
                                                            -------------------
                                                              2003       2002
                                                            -------------------
                                                              (In Thousands)

Net income                                                  $ 58,703   $ 52,529
                                                            -------------------
Other comprehensive income:

   Gross change in unrealized gains on investments            33,026     91,524
   Reclassification adjustment for amounts included
      in net income                                           (4,162)   (22,718)
   Deferred income tax expense on above changes              (10,112)   (24,083)
                                                            -------------------

   Other comprehensive income                                 18,752     44,723
                                                            -------------------

Comprehensive income                                        $ 77,455   $ 97,252
                                                            ===================

See accompanying notes.

        The United States Life Insurance Company in the City of New York

                          Notes to Financial Statements

1. Nature of Operations

The United States Life Insurance Company in the City of New York (the "Company") is a wholly-owned subsidiary of AGC Life Insurance Company ("AGC Life" or the "Parent"), and its ultimate parent is American International Group, Inc. ("AIG").

Effective December 31, 2002, American General Life Insurance Company of New York ("AG New York"), an affiliated entity, merged with and into the Company. Effective December 31, 2003, North Central Life Insurance Company ("NCL"), an affiliated entity, merged with and into the Company. These mergers have been accounted for at historical cost in a manner similar to a pooling of interests business combination. Accordingly, the accompanying financial statements as of, and for the years ended, December 31, 2003 and 2002, reflect the financial position, operating results and cash flows of the merged entities.

The Company offers a broad portfolio of individual life and annuity products as well as group and credit insurance. The individual life and annuity products include universal life, variable universal life, level term, whole life and interest sensitive whole life as well as fixed and variable annuities. These individual and annuity products are sold primarily to affluent markets, generally through independent general agencies and producers as well as financial institutions. The Company also provides products for preferred international markets and other target markets through lower cost distribution channels.

Group insurance products include group life, accidental death & dismemberment ("AD&D"), dental, vision and disability coverage and are sold through independent general agents and producers as well as third party administrators. These products are marketed nationwide to employers, professional and affinity associations.

2. Accounting Policies

2.1 Preparation of Financial Statements

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and disclosures of contingent assets and liabilities. These estimates and assumptions are particularly significant with respect to investments, deferred policy acquisition costs and future policy benefits. Ultimate results could differ from those estimates.

        The United States Life Insurance Company in the City of New York

2.1 Preparation of Financial Statements (continued)

The consolidated financial statements include the accounts of the Company and NCL after the elimination of significant inter-company transactions. Certain items in the prior year financial statements have been reclassified to conform to the current year presentation. The reclassifications have no effect on the Company's shareholder's equity or net income.

2.2 Insurance and Investment Contracts

The insurance contracts accounted for in these financial statements include both long-duration and short-duration contracts.

Long-duration contracts include traditional whole life, endowment, guaranteed renewable term life, universal life, limited payment, and investment contracts. Long-duration contracts generally require the performance of various functions and services over a period of more than one year.

Short-duration contracts include group major medical, dental, term life, AD&D, excess major medical, hospital indemnity and long-term and short-term disability policies. Short-term contracts generally require the performance of various functions and services over a period of one year or less.

The contract provisions generally cannot be changed or canceled by the insurer during the contract period; however, most new contracts written by the Company allow the insurer to revise certain elements used in determining premium rates or policy benefits, subject to guarantees stated in the contracts.

2.3 Investments

Fixed Maturity and Equity Securities

All fixed maturity and equity securities were classified as available-for-sale and recorded at fair value at December 31, 2003 and 2002. Unrealized gains and losses are recorded in shareholder's equity as accumulated other comprehensive income. If the fair value of a security classified as available-for-sale declines below its amortized cost and this decline is considered to be other than temporary, the security is reduced to its fair value, and the reduction is recorded as a realized loss.

        The United States Life Insurance Company in the City of New York

2.3 Investments (continued)

Short-Term Investments

Short-term investments consist of money market instruments and are carried at cost, which approximates fair value.

Policy Loans

Policy loans are reported at the unpaid principal balance. There is no allowance for policy loans, as these loans serve to reduce the death benefits paid when the death claim is made, and the balances are effectively collateralized by the cash surrender value of the policy.

Mortgage Loans

Mortgage loans are reported at the unpaid principal balance, net of unamortized loan origination fees and costs and an allowance for losses. The allowance for losses covers all non-performing loans and loans for which management has a concern based on its assessment of risk factors, such as potential non-payment or non-monetary default. The allowance is based on a loan-specific review and a formula that reflects past results and current trends.

Loans for which the Company determines that collection of all amounts due under the contractual terms is not probable are considered to be impaired. The Company generally looks to the underlying collateral for repayment of impaired loans. Therefore, impaired loans are considered to be collateral dependent and are reported at the lower of amortized cost or fair value of the underlying collateral, less estimated cost to sell.

Other Long-Term Investments

Other long-term investments consist of limited partnerships. The Company records partnerships in which it holds greater than a 5% interest at their equity value. If the Company's interest is 5% or less, the investment is recorded at cost.

Investment Income

Interest income is generally recorded when earned. Premiums and discounts arising from the purchase of certain mortgage and asset-backed securities are amortized into investment income over the estimated remaining term of the securities, adjusted for anticipated prepayments. The prospective method is used to account for the impact on investment income of changes in the estimated future cash for these securities. Premiums and discounts on other fixed maturity securities are amortized using the interest method over the remaining

        The United States Life Insurance Company in the City of New York

2.3 Investments (continued)

term of the security. Interest on delinquent mortgage loans is recorded as income when received. Dividends are recorded as income on ex-dividend dates.

Income on mortgage-backed securities is recognized using a constant effective yield based on estimated prepayments of the underlying mortgages. If actual prepayments differ from estimated prepayments, a new effective yield is calculated and the net investment in the security is adjusted accordingly. The adjustment is recognized in net investment income.

In January 2001, the Emerging Issues Task Force ("EITF") of the FASB issued EITF 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Interests in Securitized Financial Assets ("EITF 99-20"). This pronouncement changed the accounting requirements for interests in many asset-backed securities and residential mortgage backed securities. EITF 99-20 requires that interest income on securities within its scope be recognized prospectively, with changes in expected future cash flows reflected in reported yields going forward. In addition, if cash flows are expected to decrease, EITF 99-20 may require investors to recognize impairment losses.

Realized Investment Gains

Realized investment gains (losses) are recognized using the specific-identification method and reported in net realized investment gains (losses). Where declines in values of securities below cost or amortized cost are considered to be other than temporary, a charge is reflected in income as a realized loss for the difference between cost or amortized cost and estimated net fair value.

The Company regularly reviews its investments for possible impairment based on criteria including economic conditions, market prices, past experienced and other issuer-specific developments among other factors. If there is a decline in a security's net realizable value, a determination is made as to whether that decline is temporary or other than temporary. If it is believed that a decline in the value of a particular investment is temporary, the decline is recorded as an unrealized loss in accumulated other comprehensive income. If it is believed that the decline is other than temporary, the Company writes down the carrying value of the investment and records a realized loss in the statement of income.

2.4 Cash

Cash includes currency on hand and demand deposits with banks or other financial institutions. Short term investments are not treated as cash equivalents in the statement of cash flows, as purchases and sales of all short term investments are part of the investing activities of the Company.

        The United States Life Insurance Company in the City of New York

2.5 Deferred Policy Acquisition Costs ("DPAC")

Certain costs of writing an insurance policy, including commissions, underwriting, and marketing expenses, are deferred and reported as DPAC.

DPAC associated with individual, interest-sensitive life contracts is charged to expense in relation to the estimated gross profits of those contracts. DPAC associated with insurance investment contracts is effectively charged off over the period ending one year beyond the surrender charge period. DPAC associated with other individual insurance contracts and all group business is charged to expense over the premium-paying period or as the premiums are earned over the life of the contracts.

DPAC associated with interest-sensitive life contracts is adjusted for the impact on estimated future gross profits as if net unrealized gains (losses) on securities had been realized at the balance sheet date. The impact of this adjustment is included in accumulated other comprehensive income within shareholder's equity.

The Company reviews the carrying amount of DPAC on at least an annual basis. Management considers estimated future gross profits or future premiums, future lapse rates, expected mortality/morbidity, interest earned and credited rates, persistency and expenses in determining whether the carrying amount is recoverable.

2.6 Premium Recognition

Premiums for traditional life insurance are recognized when due. Most receipts for annuities and interest-sensitive life insurance policies are classified as deposits instead of revenue. Revenues for these contracts consist of mortality, expense, and surrender charges. Policy charges that compensate the Company for future services are deferred and recognized in income over the period earned, using the same assumptions used to amortize DPAC (see Note 2.5).

Premiums for group business are earned over the contract term. The portion of group premiums that is not earned at the end of a reporting period is recorded as unearned premium. The Company estimates and accrues group premiums due but not yet collected.

2.7 Policy and Contract Claim Reserves

The Company's insurance and annuity liabilities relate to both long-duration and short-duration contracts. The contracts normally cannot be changed or canceled by the Company during the contract period.

        The United States Life Insurance Company in the City of New York

2.7 Policy and Contract Claim Reserves (continued)

For long-duration contracts reserves equal the sum of the policy account balance and deferred revenue charges. Reserves for other long-duration contracts are based on estimates of the cost of future policy benefits. Reserves are determined using the net level premium method. Interest assumptions used to compute reserves ranged from 2.25% to 11.25% at December 31, 2003.

Short-duration contracts are rated based on attained age and are guaranteed issue and thus not subject to the normal wear-off mortality/morbidity patterns. No policy reserves other than unearned premium reserves are held. The unearned premium reserve is based on gross premium and is calculated on a pro rata basis.

Incurred but not reported claim reserves for accident and health business are based upon historical patterns demonstrated through run-out studies. Reserves for open long-term disability claims are based on the 1985 Commissioner Disability Tables, modified for company experience. The interest rate assumption varies by year of incurral, but the average approximates 6.4%.

Waiver of premium reserves for life insurance are based on the 1970 Krieger table at 3% interest.

2.8 Reinsurance

Recoverables are recorded for the portion of benefits paid and insurance liabilities that have been reinsured. The cost of reinsurance is recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies. Premiums ceded and currently due to reinsurers are recorded as reinsurance balances payable.

2.9 Participating Policy Contracts

The portion of earnings allocated to participating policyholders that cannot be expected to inure to shareholders is excluded from net income and shareholder's equity. Dividends to be paid on participating life insurance contracts are determined annually based on estimates of the contracts' earnings. Policyholder dividends were $4.1 million and $3.7 million in 2003 and 2002, respectively.

        The United States Life Insurance Company in the City of New York

2.10 Income Taxes

Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse. The effect of a tax rate change is recognized in income in the period of enactment.

A valuation allowance for deferred tax assets is provided if it is more likely than not that some portion of the deferred tax asset will not be realized. The Company has not recorded any valuation allowances as of December 31, 2003 or December 31, 2002.

2.11 Derivatives

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). In June 2000, FASB issued Statement of Financial Accounting Standards No. 138 "Accounting for Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133" ("FAS 138").

Together, these Statements require the Company to recognize all derivatives in the balance sheet at fair value. The financial statement recognition of the change in the fair value of a derivative depends on a number of factors, including the intended use of the derivative and the extent to which it is effective as part of a hedge transaction. On the date the derivative contract is entered into, the Company designates the derivative as a fair value hedge or a cash flow hedge. It is a fair value hedge if it hedges subsequent changes in the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge). It is a cash flow hedge if it hedges a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge). The gain or loss in the fair value of a derivative that is designated, qualifies and is highly effective as a fair value hedge is recorded in current period earnings, along with the loss or gains on the hedged item attributed to the hedged risk. The gain or loss in the fair value of a derivative that is designated, qualifies and is highly effective as a cash flow hedge is recorded in other comprehensive income until earnings are affected by the variability of cash flows.

The Company documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as hedges to specific assets or liabilities on the balance sheet, or specific firm commitments. The Company also assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in fair values of hedged items.

        The United States Life Insurance Company in the City of New York

2.11 Derivatives (continued)

During 2003 and 2002, there were no hedges that were discontinued or otherwise no longer qualify as hedges under FAS 133 and FAS 138. With respect to fair value hedges, hedge ineffectiveness was insignificant during 2003 and 2002.

2.12 Changes in Accounting and Reporting Standards

In November 2002, FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN45"). FIN45 requires that, for guarantees within its scope that are issued or amended after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee be established and recognized through earnings. The adoption of FIN45 did not have any impact on the Company's results of operations or financial condition.

In January 2003, FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN46"). FIN46 changes the method of determining whether certain entities should be consolidated in the Company's financial statements. An entity is subject to FIN46 and is called a Variable Interest Entity ("VIE") if it has (i) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (ii) equity investors that cannot make significant decisions about the entity's operations, or do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party that has a majority of the expected losses or a majority of the expected residual returns of the VIE, or both. All other entities not considered VIEs are evaluated for consolidation under existing guidance. In December 2003, the FASB issued a revision to Interpretation No. 46 ("FIN46R"). The provisions of FIN46R are to be applied immediately to VIEs created after January 31, 2003, and to VIEs in which the Company obtains an interest after that date. For VIEs in which the Company holds a variable interest that it acquired before February 1, 2003, FIN46R was applied as of December 31, 2003. For any VIEs that must be consolidated under FIN46R that were created before February 1, 2003, the assets, liabilities and noncontrolling interest of the VIE would be initially measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. The adoption of FIN46R did not have any impact on the Company's results of operations or financial condition.

In April 2003, the Derivatives Implementation Group of the FASB cleared Issue No. B36, "Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor Under Those Instruments" ("DIG B36"). DIG B36 was

        The United States Life Insurance Company in the City of New York

2.12 Changes in Accounting and Reporting Standards

effective for the Company beginning October 1, 2003. DIG B36 concludes that certain reinsurance arrangements and debt instruments contain embedded derivatives requiring bifurcation due to the incorporation of credit risk exposures that are not clearly and closely related to the creditworthiness of the obligor. The application of the provisions of DIG B36 did not have a material effect on the Company's results of operations or its financial position.

In July 2003, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts" ("SOP 03-1"). This statement is effective as of January 1, 2004. Under SOP 03-1, variable annuity assets held in separate accounts will continue to be measured at fair value and reported in summary total on the Company's financial statements, with an equivalent summary total reported for related liabilities, if the separate account arrangement meets certain specified conditions. Assets underlying the Company's interest in a separate account (separate account seed money) do not qualify for separate account accounting and reporting. The Company will be required to "look through" the separate account for the purposes of accounting for its interest therein, and account for and classify separate account seed money based on its nature as if the assets of the separate account underlying the Company's interest were held directly by the general account rather than through the separate account structure. The adoption of SOP 03-1 will not have a material impact on the Company's separate accounts or separate account seed money.

In addition, SOP 03-1 will require the Company to recognize a liability for guaranteed minimum death benefits and modify certain disclosures and financial statement presentations for these benefits. Management currently expects the after tax one-time cumulative accounting change upon adoption to be immaterial and will be recorded in the first quarter of 2004.

2.13 Separate Account Business

Separate Accounts are assets and liabilities associated with variable universal life and variable annuities for which the investment risk lies solely with the contract holder. Therefore, the Company's liability for these accounts equals the value of the account assets. Investment income, realized investment gains, and deposits and withdrawals related to Separate Accounts are excluded from the Company's financial statements. The assets of each account are legally segregated and are not subject to claims that arise out of the Company's other business. Assets held in Separate Accounts are primarily shares in mutual funds, which are carried at fair value.

        The United States Life Insurance Company in the City of New York

3. Investments

3.1 Investment Income

Investment income by type of investment was as follows:

                                                              2003       2002
                                                            -------------------
                                                                (In Thousands)

Investment income:
   Fixed maturities                                         $200,784   $200,492
   Equity securities                                           2,277        159
   Mortgage loans on real estate                              10,475     10,090
   Policy loans                                               13,344     12,525
   Other long-term investments                                 1,430        (26)
   Short-term investments                                      2,092      3,474
   Investment income from affiliates                           2,132      2,847
                                                            -------------------
Gross investment income                                      232,534    229,561
Investment expenses                                            3,471      4,098
                                                            -------------------
Net investment income                                       $229,063   $225,463
                                                            ===================

3.2 Investment Gains and Losses

The net realized gains (losses) by type of investment are summarized below:

                                                              2003       2002
                                                            -------------------
                                                               (In Thousands)

Realized gains (losses) on investments:
Fixed maturities:
   Gross gains                                              $ 31,752   $ 20,653
   Gross losses                                              (26,565)   (36,370)
   DPAC                                                           --     (4,375)
                                                            -------------------
Total fixed maturities                                         5,187    (20,092)
Other investments                                             (4,633)      (894)
                                                            -------------------
Net realized investment gains (losses)                      $    554   $(20,986)
                                                            ===================

During 2003 and 2002, the Company's realized losses included write-downs of $17.0 million and $19.9 million, respectively, for certain available for sale fixed maturity investments that experienced declines deemed to be other than temporary. Additionally, in 2003, the Company's realized losses included write-downs of $4.6 million related to other than temporary declines in other long term investments.

        The United States Life Insurance Company in the City of New York

3.2 Investment Gains and Losses (continued)

The following table summarizes the gross unrealized losses and cost on investment securities, aggregated by major investment category and length of time that individual securities have been in a continuous unrealized position, at December 31, 2003:

                       Less than 12 Months     12 Months or More             Total
                       -------------------------------------------------------------------
                       Fair     Unrealized    Fair      Unrealized    Fair      Unrealized
    (In Thousands)     Value      Losses      Value       Losses      Value       Losses
                       -------------------------------------------------------------------
December 31, 2003
   Fixed Maturities    $2,448       $8       $516,786     $24,618    $519,234     $24,626
   Equity Securities       --       --             11           9          11           9
   Other Long Term
   Investments             --       --         11,960       2,896      11,960       2,896
                       -------------------------------------------------------------------
   Total               $2,448       $8       $528,757     $27,523    $531,205     $27,531
                       ===================================================================

The determination that a security has incurred an other than temporary decline in value and the amount of any loss recognition requires the judgment of the Company's management and a continual review of its investments.

        The United States Life Insurance Company in the City of New York

3.3 Fixed Maturity and Equity Securities

All fixed maturity and equity securities are classified as available-for-sale and reported at fair value. Amortized cost and fair value at December 31, 2003 and 2002 were as follows:

                                                      Gross        Gross
                                       Amortized   Unrealized   Unrealized      Fair
                                         Cost         Gain         Loss         Value
                                      -------------------------------------------------
                                                        (In Thousands)

December 31, 2003
Fixed maturity securities:
   Corporate securities:
      Investment-grade                $2,013,162    $174,118     $(14,821)   $2,172,459
      Below investment-grade             206,555      17,142       (8,909)      214,788
   Mortgage-backed securities*           353,067      16,140         (864)      368,343
   U.S. government obligations            62,551       5,383          (10)       67,924
   Foreign governments                    24,319       2,405           --        26,724
   State and political subdivisions       16,012       2,131          (22)       18,121
                                      -------------------------------------------------
Total fixed maturity securities       $2,675,666    $217,319     $(24,626)   $2,868,359
                                      =================================================
Equity securities                     $    3,225    $    824     $     (9)   $    4,040
                                      =================================================

                                                      Gross        Gross
                                      Amortized    Unrealized   Unrealized      Fair
                                         Cost         Gain         Loss         Value
                                      -------------------------------------------------
                                                      (In Thousands)

December 31, 2002
Fixed maturity securities:
   Corporate securities:
      Investment-grade                $1,518,970    $140,175     $(22,674)   $1,636,471
      Below investment-grade             407,680      21,962      (28,749)      400,893
   Mortgage-backed securities*           471,858      36,387       (1,697)      506,548
   U.S. government obligations           157,618      18,571           --       176,189
   Foreign governments                    20,479       2,009           --        22,488
   State and political subdivisions        8,332       1,835           --        10,167
                                      =================================================
Total fixed maturity securities       $2,584,937    $220,939     $(53,120)   $2,752,756
                                      =================================================
Equity securities                     $    2,742    $     55     $   (113)   $    2,684
                                      =================================================

* Primarily include pass-through securities guaranteed by the U.S. government and government agencies for both December 31, 2003 and 2002.

        The United States Life Insurance Company in the City of New York

3.3 Fixed Maturity and Equity Securities (continued)

Net unrealized gains (losses) on securities included in accumulated comprehensive income in shareholder's equity at December 31 were as follows:

                                                              2003       2002
                                                            -------------------
                                                               (In Thousands)

Gross unrealized gains                                      $218,143   $220,994
Gross unrealized losses                                      (27,531)   (53,233)
DPAC and other fair value adjustments                        (68,633)   (74,646)
Deferred federal income taxes                                (42,703)   (32,591)
                                                            -------------------
Net unrealized gains on securities                          $ 79,276   $ 60,524
                                                            ===================

The contractual maturities of fixed maturity securities at December 31, 2003 were as follows:

                                                                  2003
                                                         -----------------------
                                                          Amortized     Market
                                                            Cost         Value
                                                         -----------------------
                                                              (In Thousands)

Fixed maturity securities,
   excluding mortgage-backed securities:
      Due in one year or less                            $   67,630   $   68,590
      Due after one year through five years                 234,279      252,997
      Due after five years through ten years                675,671      745,530
      Due after ten years                                 1,328,680    1,415,664
Mortgage-backed securities                                  369,406      385,578
                                                         -----------------------
Total fixed maturity securities                          $2,675,666   $2,868,359
                                                         =======================

        The United States Life Insurance Company in the City of New York

3.3 Fixed Maturity and Equity Securities (continued)

Actual maturities may differ from contractual maturities, since borrowers may have the right to call or prepay obligations. In addition, corporate requirements and investment strategies may result in the sale of investments before maturity. Proceeds from sales of fixed maturities were $1.04 billion and $1.12 billion during 2003 and 2002, respectively.

3.4 Collateralized Mortgage Obligations (CMOs)

CMOs are primarily U.S. Government and Government agency backed and triple A-rated securities. The Company's CMO investments, which had an aggregate market value of $204 million as of December 31, 2003, are included in mortgage-backed securities. These investments are readily marketable, and the Company did not hold any derivative (high risk) CMO securities as of December 31, 2003 or 2002.

At December 31, 2003, the gross weighted average coupon of the CMO portfolio was 5.96%, and the gross weighted average remaining life was approximately 25.6 years.

3.5 Non-Income Producing Assets

The amount of non-income producing assets was insignificant.

3.6 Investments Greater Than 10% of Shareholder's Equity

There were no individual investment securities in which the market value exceeded 10% of the Company's total shareholder's equity as of December 31, 2003, other than the Senior Promissory Note from American General Corporation of $117 million as reported in Note 7.

        The United States Life Insurance Company in the City of New York

4. Deferred Policy Acquisition Costs

The balance of DPAC at December 31 and the components of the change in the balance for the years then ended were as follows:

                                                              2003       2002
                                                            -------------------
                                                               (In Thousands)

Balance at January 1                                        $183,383   $239,301
Capitalization                                                52,871     45,848
Amortization                                                 (63,359)   (64,908)
Effect of unrealized gains and losses
   on securities                                               6,813    (32,483)
Effect of realized gains and losses                             (123)    (4,375)
                                                            -------------------
Balance at December 31                                      $179,585   $183,383
                                                            ===================

5. Policyholder Contract Deposits and Future Policy Benefits

The analysis of the future policy benefits and policyholder contract deposits at December 31, 2003 and 2002 follows (in thousands):

                                                            2003         2002
                                                         -----------------------
                                                              (In Thousands)

Policyholder contract deposits:
Annuities                                                $  377,385   $  358,439
Universal life                                            1,441,429    1,384,651
Other investment contracts                                  168,519      149,481
                                                         -----------------------
                                                         $1,987,333   $1,892,571
                                                         =======================

                                                            2003         2002
                                                         -----------------------
                                                              (In Thousands)

Future policy benefits:
Ordinary life                                            $  483,936   $  485,082
Group life                                                   78,936       82,117
Life contingent annuities                                   193,521      220,919
Accident and health                                         500,126      453,149
                                                         -----------------------
                                                         $1,256,519   $1,241,267
                                                         =======================

        The United States Life Insurance Company in the City of New York

(b) The liability for policyholder contract deposits has been established based on the following assumptions:

     (i) Interest rates credited on deferred annuities, which vary by territory and year of issuance, range from 3.00% to 5.20%. Current declared interest rates are generally guaranteed to remain in effect for a period of one year though some are guaranteed for longer periods. Withdrawal charges generally range from zero to 6% grading to zero over a period of 6 to 7 years.

     (ii) Interest rates on corporate-owned life insurance business are guaranteed at 4.00% and the weighted average rate credited in 2003 was 4.25%.

     (iii)The universal life funds, exclusive of corporate-owned life insurance business, have credited interest rates of 4.5% to 5.6% and guarantees ranging from 3.5% to 4.5% depending on the year of issue. Additionally, universal life funds are subject to surrender charges that amount to 18.6% of the fund balance and grade to 0% over a period not longer than 19 years.

(c) The liability for future policy benefits has been established based upon the following assumptions:

Interest rates on immediate annuities, which vary by year of issuance and products, range from 2.25% to 11.25%.

Mortality and surrender rates are based upon actual experience modified to allow for variations in policy form. The weighted average lapse rate for individual life, including surrenders, approximated 8.4%.

        The United States Life Insurance Company in the City of New York

6. Federal Income Taxes

6.1 Tax Liabilities

Income tax liabilities were as follows:

                                                                  December 31
                                                               -----------------
                                                                 2003      2002
                                                               -----------------
                                                                 (In Thousands)

Current tax (receivables) liabilities                          $(1,536)  $ 6,653
Deferred tax liabilities                                         8,800     6,306
                                                               -----------------
Income taxes payable                                           $ 7,264   $12,959
                                                               =================

Components of deferred tax liabilities and assets at December 31 were as follows:

                                                              2003       2002
                                                            -------------------
                                                               (In Thousands)

Deferred tax assets applicable to:
Policy reserves                                             $(76,829)  $(75,218)
Other                                                         (2,452)      (498)
                                                            -------------------
Total deferred tax assets before valuation allowance         (79,281)   (75,716)
                                                            -------------------

Deferred tax liabilities applicable to:
Deferred policy acquisition costs                             16,915     18,762
Basis differential of investments                             20,582     21,171
Net unrealized gains on debt and equity securities
   available for sale                                         42,704     32,592
Other                                                          7,880      9,497
                                                            -------------------
Total deferred tax liabilities                                88,081     82,022
                                                            -------------------
Net deferred tax liabilities                                $  8,800   $  6,306
                                                            ===================

Under Prior Federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "policyholders' surplus." At December 31, 2003, the Company had approximately $47.6 million of policyholders' surplus on which no payment of Federal income taxes will be required unless it is distributed as a dividend, or under other specified conditions. Barring passage of unfavorable tax legislation, the Company does not believe that any significant portion of the account will be taxed in the foreseeable future.

        The United States Life Insurance Company in the City of New York

6.1 Tax Liabilities (continued)

Accordingly, no deferred tax liability has been recognized in relation to the policyholders' surplus account. If the entire balance of the policyholders' surplus became taxable at the current federal income tax rates, the tax would be approximately $16.7 million.

6.2 Tax Expense

Components of income tax expense (benefit) for the years were as follows:

                                                                 2003      2002
                                                               -----------------
                                                                 (In Thousands)

Current tax expense                                            $33,217   $21,319
Deferred tax (benefit) expense                                  (7,616)    3,474
                                                               -----------------
Income tax expense                                             $25,601   $24,793
                                                               =================

A reconciliation between the income tax expense computed by applying the federal income tax rate (35%) to income before taxes and the income tax expense reported in the financial statement is presented below.

                                                                2003      2002
                                                              -----------------
                                                                (In Thousands)

Income tax at statutory percentage of
   GAAP pretax income                                         $29,507   $27,063
Adjustments related to IRS settlement                          (3,561)   (2,589)
Dividends received deduction                                     (163)      (37)
Tax-exempt investment income                                      (77)       (4)
Other                                                            (105)      360
                                                              -----------------
Income tax expense                                            $25,601   $24,793
                                                              =================

The other balance relates primarily to the reduction of certain tax liabilities that were recorded for prior years following the completion of the tax examinations discussed in Note 6.4.

6.3 Tax Paid

Income taxes paid amounted to approximately $41.2 million and $12.6 million in 2003 and 2002, respectively.

        The United States Life Insurance Company in the City of New York

6.4 Tax Return Examinations

The Internal Revenue Service ("IRS") has completed examinations of the Company's income tax returns through the taxable year ended December 31, 1999.

6.5 Tax Sharing Agreement

For the tax years ended December 31, 2003 and 2002, the company is included in the filing of a consolidated federal tax return with AGC Life Insurance Company and its life insurance subsidiaries. The Company has a written agreement with AGC Life Insurance Company setting forth the manner in which the total consolidated federal income tax is allocated to each entity that joins in the consolidation. Under this agreement, AGC Life Insurance Company agrees not to charge the Company a greater portion of the consolidated tax liability than would have been paid by the Company had it filed a separate federal income tax return. In addition, AGC Life Insurance Company agrees to reimburse the Company for the tax benefits from net losses, if any, within 90 days after the filing of the consolidated federal income tax return for the year in which the losses are used.

7. Transactions With Affiliates

On September 25, 2001, the Company purchased a Senior Promissory Note from American General Corporation in the amount of $5 million. American General Corporation was the Company's ultimate parent prior to its acquisition by AIG on August 29, 2001. The note matures on September 15, 2006 and pays semi-annual interest at a rate equal to 1-month LIBOR plus 50 basis points.

On December 27, 2001, the Company purchased a Senior Promissory Note from American General Corporation in the amount of $117 million. American General Corporation was the Company's ultimate parent prior to its acquisition by AIG on August 29, 2001. The note matures on December 27, 2006 and pays semi-annual interest at a rate equal to 1-month LIBOR plus 50 basis points.

The company owns 192 shares of the common stock of its ultimate parent, AIG. These securities are listed on the New York Stock Exchange and are therefore readily marketable. The value of these shares at December 31, 2003 was approximately $13 thousand.

The Company is party to various cost sharing agreements with its affiliates. During 2003 and 2002, the Company was charged $122.9 million and $112.3 million, respectively, for expenses incurred by affiliates on its behalf. During 2002, the Company received

        The United States Life Insurance Company in the City of New York reimbursements of $1.6 million for services that it provided on behalf of its affiliates. The Company did not receive reimbursements for services in 2003.

The Company has also entered into reinsurance agreements with certain affiliates. Please refer to Note 14.

8. Accident and Health Reserves

Activity in the liability for unpaid claims and claim adjustment expenses for the Company's accident and health coverage is summarized as follows:

                                                                2003       2002
                                                              ------------------
                                                                (In Thousands)

Balance as of January 1, net of reinsurance
   recoverable                                                $ 21,211   $18,250
                                                              ------------------

Add: Incurred losses (1)                                        31,179    25,635
                                                              ------------------

Deduct: Paid losses related to:
Current year                                                    10,694     9,089
Prior years                                                     15,721    13,585
                                                              ------------------
Total paid losses                                               26,415    22,674
                                                              ------------------

Balance as of December 31, net of reinsurance
   recoverable                                                  25,975    21,211

Reinsurance recoverable                                         78,295    40,793
                                                              ------------------

Balance as of December 31, gross of reinsurance
   recoverable                                                $104,270   $62,004
                                                              ==================

(1) Substantially all of the Company's incurred claims and claim adjustment expenses relate to the respective current year.

The liability for unpaid claims and claim adjustment expenses relating to the Company's accident and health business is based on the estimated amount payable on claims reported prior to the date of the balance sheets which have not yet been settled, claims reported subsequent to the date of the balance sheets which have been incurred during the period then ended, and an estimate (based on past experience) of incurred but unreported claims relating to such periods.

        The United States Life Insurance Company in the City of New York

9. Benefit Plans

Effective January 1, 2002, as a result of AIG's acquisition of American General Corporation, substantially all of the Company's employees are covered by various benefit plans of AIG. These plans include a non-contributory qualified defined benefit plan, various stock option and stock purchase plans and a voluntary qualified defined contribution savings plan. AIG's U.S. plans do not separately identify projected benefit obligations and plan assets attributable to employees of participating subsidiaries.

The Company maintains a defined contribution retirement plan for the benefit of its sales agents and managers. Investments in the plan currently consist of cash deposits that earn interest at a rate of 5.75% per year and shares of AIG stock. As of December 31, 2003 and 2002, the liabilities associated with this plan were $18.8 million and $18.4 million, respectively.

10. Fair Value of Financial Instruments

Carrying amounts and fair values for certain of the Company's financial instruments at December 31 are presented below. Care should be exercised in drawing conclusions based on fair value, since (1) the fair values presented do not include the value associated with all the Company's assets and liabilities, and (2) the reporting of investments at fair value without a corresponding evaluation of related policyholders liabilities can be misinterpreted.

                                                 2003                2002
                                          -------------------------------------
                                            Fair   Carrying     Fair   Carrying
                                           Value    Amount     Value    Amount
                                          -------------------------------------
                                             (In Millions)      (In Millions)

Assets:
   Fixed maturity and equity securities   $2,872    $2,872    $2,755    $2,755
   Mortgage loans on real estate             153       142       151       131
   Policy loans                              212       193       213       190
   Other long term investments                18        18        25        25
   Short term investments                      4         4       134       134
Liabilities:
   Insurance investment contracts            514       502       498       481

        The United States Life Insurance Company in the City of New York

The following methods and assumptions were used to estimate the fair value of financial instruments:

Fixed Maturity and Equity Securities

Fair values of fixed maturity and equity securities were based on quoted market prices, where available. For investments not actively traded, fair values were estimated using values obtained from independent pricing services or, in the case of some private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality, and average life of investments.

Mortgage Loans on Real Estate

Fair value of mortgage loans was estimated primarily using discounted cash flows, based on contractual maturities and risk-adjusted discount rates.

Policy Loans

Fair value of policy loans was estimated using discounted cash flows and actuarially determined assumptions, incorporating market rates.

Other Long Term Investments

Fair value of other invested assets is based upon the fair value of the net assets of these investments as determined by its general partners.

Short Term Investments

The carrying value reported in the balance sheet for these instruments approximates fair value.

Insurance Investment Contracts

Fair value of insurance investment contracts was estimated using cash flows discounted at market interest rates.

        The United States Life Insurance Company in the City of New York

11. Statutory Financial Information; Dividend Paying Capability

The Company's statutory basis financial statements are prepared in accordance with accounting practices prescribed or permitted by the New York State Insurance Department (NYSID). There were no material permitted practices utilized by the Company in 2003 or 2002.

Effective January 1, 2001, the Codification of Statutory Accounting Principles ("Codification") guidance replaced the Accounting Practices and Procedures manual as the primary guidance on statutory accounting. The NYSID requires companies to prepare their statutory-basis financial statements in accordance with Codification, except where it conflicts with provisions of the New York Insurance Law. Although the NYSID initially chose not to adopt the provisions of Codification that relate to the recording of deferred tax assets, they decided to do so in 2002. Therefore, the company recorded an additional gain to surplus of $47.8 million as of December 31, 2002.

Statutory accounting practices for the Company differ from generally accepted accounting principles as follows: (1) fixed maturities available for sale are not recorded at market value; (2) policy acquisition costs are charged against operations instead of being deferred and amortized over the anticipated life of the contracts; (3) individual life and annuity policy reserves are adjusted based upon mortality, lapse and interest rate assumptions applicable to these coverages, including provisions for reasonable adverse deviations; these assumptions reflect the Company's experience and industry standards; (4) deferred income taxes provided for temporary differences between the bases of assets and liabilities for financial reporting and tax purposes are subject to certain limitations and are charged directly to surplus; (5) future policy benefits, policyholder contract deposits, policy and contract claims and unearned premiums are presented net of ceded reinsurance; (6) asset value and interest maintenance reserves are established using prescribed formulas.

The Company's policyholders' surplus and net income, as determined in accordance with statutory accounting practices, is summarized as follows:

                                                              2003       2002
                                                            -------------------
                                                              (In Thousands)

Statutory net income for the year                           $ 47,604   $ 66,464
Statutory surplus at year-end                               $360,695   $306,275

The maximum amount of dividends that can be paid by the Company without the prior approval of the New York State Superintendent of Insurance in a calendar year is the lesser of: (1) 10% of surplus as regards policyholders as of the immediately preceding calendar year or (2) the net gain from operations of such insurer for the immediately preceding calendar year. The Company did not pay any dividends in 2003. USL paid $90.9 million and NCL

        The United States Life Insurance Company in the City of New York paid $19.0 million in dividends to AGC Life in 2002. The amounts paid in 2002 represented extraordinary dividends, for which the Companies received the necessary approvals from the New York and Minnesota Insurance Departments, respectively.

As of December 31, 2003 and 2002, the Company held fixed maturity securities with a carrying value of $395 million and $145 million, respectively, to satisfy the requirements of various state insurance departments.

12. Leases

The Company has various leases for office space and facilities. The Company's future minimum rental commitments under noncancellable leases are presented below:

Year ended                                      Gross Rent   Sublease   Net Rent
December 31                                       Expense     Rentals    Expense
--------------------------------------------------------------------------------
                                                         (In Thousands)

2004                                              $ 4,929     $2,620     $ 2,309
2005                                                4,783      2,621       2,162
2006                                                4,645      2,620       2,025
2007                                                2,520         --       2,520
2008                                                2,520         --       2,520
Thereafter                                         14,400         --      14,400
                                                --------------------------------
   Total                                          $33,797     $7,861     $25,936
                                                ================================

Net rent expense incurred in 2003 and 2002 was $2.7 million and $4.1 million, respectively.

13. Contingencies

From time to time in the normal course of business, the Company issues commitments to purchase various investments such as corporate securities, mortgage loans, etc. At December 31, 2003, the Company had $7.8 million of unfunded commitments.

In 1997, prior to the acquisition by American General Corporation, USLIFE Corporation entered the workers' compensation reinsurance business. In 1998, the Company discontinued writing new workers' compensation reinsurance business. The largest contract was a quota share reinsurance agreement with Superior National Insurance Group, Inc., Centre Insurance Company, and Converium Reinsurance , North America (collectively, "Superior National"), effective May 1, 1998. On November 29, 1999, the Company initiated an arbitration proceeding to rescind this contract from its inception, based in part on

        The United States Life Insurance Company in the City of New York misrepresentations and nondisclosures which the Company believes were made by Superior National.

In 2000, the California Department of Insurance ordered seizure of certain of Superior National's insurance subsidiaries as a result of their financial condition and Superior National Insurance Group, Inc. voluntarily filed for bankruptcy.

As a result of the May 1, 1998 reinsurance agreement with Superior National, the Company is subject to a statutory requirement to fund a California Special Schedule P deposit. The Company established a Special Schedule P deposit for the May 1, 1998 reinsurance agreement as required in June 1999. In September 2003, the California Department of Insurance, for the first time, demanded that the amount on deposit be increased. In October 2003, the Company entered into a formal stipulation agreement with the Insurance Commissioner, "so ordered" by the California Superior Court, whereby the Company agreed to transfer certain assets into a Special Schedule P trust in response to the Department's demand, without prejudice to the rights of the Company or the Department to request an adjustment to the amount of the transfer following an inspection by the Company of the relevant books and records. The stipulation and order specifies that the funds put on deposit cannot be withdrawn by the Commissioner until after a final award is made in the arbitration. If the Company is successful in the arbitration, the funds will be returned to the Company.

On March 30, 2004, the Company settled its dispute with Centre Insurance Company. Through the remaining arbitration with Superior National Insurance Group and Converium Re, the Company plans to fully pursue all remedies. Although management believes, based on the advice of counsel, that the Company will succeed in rescinding the contract, risks and uncertainties remain with respect to the ultimate outcome. In the unlikely event the Company does not prevail in the arbitration, American General Corporation has committed to make contributions to the capital of the Company sufficient to meet its obligations under the treaty.

The Company is also party to various other lawsuits and proceedings arising in the ordinary course of business. These lawsuits and proceedings include certain class action claims and claims filed by individuals who have excluded themselves from settlement of class action lawsuits relating to life insurance pricing and sales practices. In addition, many of these proceedings are pending in jurisdictions that permit damage awards disproportionate to the actual economic damages alleged to have been incurred. Based upon information presently available, management believes that the total amounts ultimately paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on the Company's operating results or financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards that bear little or no relation to

        The United States Life Insurance Company in the City of New York actual economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given suit.

14. Reinsurance

Effective January 1, 2002, the Company entered into an agreement with third party reinsurers that limits its exposure on individual life business for any single insured to $2.5 million. The Company diversifies its risk of reinsurance loss by using a number of reinsurers that have strong claims-paying ability ratings. The Company remains obligated for amounts ceded in the event that the reinsurers do not meet their obligations.

The Company's group business is primarily reinsured with an affiliated entity, American General Assurance Company ("AGAC"). Effective January 1, 1998, the Company entered into an agreement to cede 49% of its credit life and credit accident and health business to AGAC. The Company subsequently entered into another agreement on October 1, 1998 to cede 49% of its New York and 100% of its non-New York group life (excluding permanent policies) and group accident and health business to AGAC. This agreement required AGAC to pay the Company a ceding commission of $13 million at the inception.

On February 17, 2003 the Company entered into a modified coinsurance agreement with AIG Life of Bermuda, Ltd. ("ALB"), an affiliate. The agreement has an effective date of March 1, 2002. Under the agreement, ALB reinsures a 90% quota share of the Company's liability on virtually all level term products issued by the Company with issue dates on or after March 1, 2002. The agreement is unlimited in duration but either party may terminate the agreement as to new business with thirty days written notice to the other party. Under the agreement, the Company will retain the assets supporting the reserves ceded to ALB. At December 31, 2003, these assets and the related reserves totaled approximately $3.9 million. The agreement also provides for an experience refund of all profits, less a reinsurance risk charge. The impact of the agreement on the Company's consolidated results of operations for the year ended December 31, 2003 was an expense of approximately $292 thousand (after-tax), representing the risk charge associated with the coinsurance agreement.

The effect of reinsurance transactions on group and individual premiums and life insurance in force for the years ended December 31, 2003 and 2002 is presented below:

        The United States Life Insurance Company in the City of New York

                                                                                Percentage of
                                                                                    Amount
                                                                                  Assumed to
December 31, 2003             Gross          Ceded      Assumed       Net             Net
---------------------------------------------------------------------------------------------
     (In Thousands)
Life Insurance in Force   $129,814,185   $(96,226,940)  $43,291   $33,630,536         0.1%
                          ===================================================
Premiums:
   Life                   $    433,646   $   (218,124)  $   609   $   216,131         0.3%
   Accident and Health         463,978       (403,668)    2,107        62,417         3.4%
   Annuity                       9,543            (15)        1         9,529         0.0%
                          ---------------------------------------------------
   Total Premiums         $    907,167   $   (621,807)  $ 2,717   $   288,077         0.9%
                          ===================================================

                                                                                Percentage of
                                                                                    Amount
                                                                                  Assumed to
December 31, 2002             Gross          Ceded      Assumed       Net             Net
---------------------------------------------------------------------------------------------
     (In Thousands)
Life Insurance in Force   $108,991,814   $(76,813,308)  $35,408   $32,213,914         0.1%
                          ===================================================
Premiums:
   Life                   $    396,794   $   (186,441)  $   617   $   210,970         0.3%
   Accident and Health         411,215       (358,875)    8,509        60,849        14.0%
   Annuity                      22,665             --        --        22,665         0.0%
                          ---------------------------------------------------
   Total Premiums         $    830,674   $   (545,316)  $ 9,126   $   294,484         3.1%
                          ===================================================

For the years ended December 31, 2003 and 2002, reinsurance recoveries reduced death and other benefits by $435 million and $404 million, respectively.

Information related to intercompany reinsurance is as follows:

                                                               2003       2002
                                                             -------------------
                                                                 (In Thousands)

Premium ceded                                                $532,616   $461,648
Benefits ceded                                                408,999    332,263
Commissions and expenses charged                              157,217    137,911

Reinsurance recoverable - paid losses                             809        575
Reinsurance recoverable - unpaid losses                       680,299    580,147
Reinsurance payables                                          101,025     71,889

                            PART C: OTHER INFORMATION

Item 26. Exhibits

(a)  Board of Directors Resolution.

     (1) The United States Life Insurance Company in the City of New York Board of Directors resolution authorizing the establishment of The United States Life Insurance Company in the City of New York Separate Account USL VL-R and among other things the marketing of variable life products in New York. (3)

(b)  Custodian Agreements. Inapplicable.

(c)  Underwriting Contracts.

     (1) Distribution Agreement between The United States Life Insurance Company in the City of New York and American General Equity Services Corporation, effective October 1, 2002. (6)

     (2)  Form of Selling Group Agreement. (6)

     (3) Schedule of Commissions (Incorporated by reference from the text included under the heading "Distribution of the Policies" in the Statement of Additional Information that is filed as part of this amended Registration Statement).

(d)  Contracts.

     (1) Specimen form of the "Platinum Investor(R)Survivor II" Variable Universal Life Insurance Policy, Form No. 01206N. (12)

     (2) Form of Extension of Maturity Date Rider, Accumulation Value version, Form No. 99110N. (Filed herewith)

     (3) Form of Extension of Maturity Date Rider, Death Benefit version, Form No. 99111N. (Filed herewith)

(e)  Applications.

     (1) Specimen form of Life Insurance Application - Part A, Form No. AGLC 100565-2003. (Filed herewith)

     (2) Specimen form of Life Insurance Application - Part B, Form No. AGLC 100566-2003. (Filed herewith)

     (3) Specimen form of Joint and Last Survivor Variable Universal Life Insurance Supplemental Application, Form No. AGLC0461-NY Rev0504. (Filed herewith)

     (4) Form of Service Request Form, Form No. AGLC101119 Rev0504. (Filed herewith)

(f)  Depositor's Certificate of Incorporation and By-Laws.

     (1) Copy of the Restated Charter of The United States Life Insurance Company in the City of New York. (1)

     (2) Copy of the Amended and Restated Bylaws of The United States Life Insurance Company in the City of New York dated July 25, 2002. (13)

(g)  Reinsurance Contracts. Inapplicable.

(h)  Participation Agreements.

     (1)(a) Form of Participation Agreement by and Among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., The United States Life Insurance Company in the City of New York, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (4)

     (1)(b) Form of Amendment No. 2 to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., The United States Life Insurance Company in the City of New York, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (11)

     (1)(c) Form of Amendment No. 3 to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., The United States Life Insurance Company in the City of New York, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (13)

     (2)(a) Form of Participation Agreement among The United States Life Insurance Company in the City of New York, American General Securities Incorporated, American General Series Portfolio Company and The Variable Annuity Life Insurance Company. (4)

     (2)(b) Form of First Amendment to Participation Agreement Among The United States Life Insurance Company in the City of New York, American General

               Securities Incorporated, American General Stock Portfolio Company and The Variable Annuity Life Insurance Company. (5)

     (3)(a) Form of Fund Participation Agreement Between The United States Life Insurance Company in the City of New York and Dreyfus Variable Insurance Fund. (4)

     (4)(a) Form of Participation Agreement Among MFS Variable Insurance Trust, The United States Life Insurance Company in the City of New York and Massachusetts Financial Services Company. (4)

     (4)(b) Form of Amendment No. 1 to Participation Agreement among MFS Variable Insurance Trust, The United States Life Insurance Company in the City of New York and Massachusetts Financial Services Company. (5)

     (4)(c) Form of Amendment No. 2 to Participation Agreement among MFS Variable Insurance Trust, The United States Life Insurance Company in the City of New York and Massachusetts Financial Services Company. (13)

     (5)(a) Participation Agreement by and Among Morgan Stanley Universal Funds, Inc., Morgan Stanley Dean Witter Investment Management Inc., Miller Anderson & Sherrerd, LLP, Van Kampen Funds, Inc., The United States Life Insurance Company in the City of New York and American General Securities Incorporated. (2)

     (5)(b) Form of Amendment No. 1 to Participation Agreement by and Among The Universal Institution Funds, Inc., Van Kampen Funds Inc., Morgan Stanley Dean Witter Investment Management Inc., Miller Anderson & Sherrerd, LLP, The United States Life Insurance Company in the City of New York and American General Securities Incorporated. (4)

     (5)(c) Form of Amendment No. 3 to Participation Agreement by and Among Morgan Stanley Universal Funds, Inc., Morgan Stanley Dean Witter Investment Management Inc., Miller Anderson & Sherrerd, LLP, Van Kampen Funds, Inc., The United States Life Insurance Company in the City of New York and American General Securities Incorporated. (11)

     (5)(d) Form of Amendment No. 4 to Participation Agreement by and Among Morgan Stanley Universal Funds, Inc., Morgan Stanley Dean Witter Investment Management Inc., Miller Anderson & Sherrerd, LLP, Van Kampen Funds, Inc., The United States Life Insurance Company in the City of New York and American General Securities Incorporated. (13)

     (6)(a) Form of Participation Agreement Among Putnam Variable Trust, Putnam Mutual Funds Corp., and The United States Life Insurance Company in the City of New York. (4)

     (7)(a) Form of Participation Agreement by and among The Alger American Fund, The United States Life Insurance Company in the City of New York and Fred Alger & Company, Incorporated. (13)

     (8)(a) Participation Agreement by and Among The United States Life Insurance Company in the City of New York, American General Securities Incorporated, Van Kampen Life Investment Trust, Van Kampen Asset Management Inc., and Van Kampen Funds Inc. (2)

     (8)(b) Form of Amendment No. 2 to Participation Agreement by and among The United States Life Insurance Company in the City of New York, American General Securities, Inc., Van Kampen Life Investment Trust, Van Kampen Asset Management Inc., and Van Kampen Funds, Inc. (7)

     (8)(c) Form of Amendment No. 3 to Participation Agreement by and among The United States Life Insurance Company in the City of New York, American General Securities, Inc., Van Kampen Life Investment Trust, Van Kampen Asset Management Inc., and Van Kampen Funds, Inc. (13)

     (9)(a) Form of Fund Participation Agreement by and between Neuberger Berman Advisers Management Trust, Neuberger Berman Management Inc. and The United States Life Insurance Company in the City of New York. (5)

     (9)(b) Form of Amendment No. 1 to Fund Participation Agreement by and between Neuberger Berman Advisers Management Trust, Neuberger Berman Management Inc. and The United States Life Insurance Company in the City of New York. (13)

     (10)(a) Form of Participation Agreement by and among The United States Life Insurance Company in the City of New York, Oppenheimer Variable Account Funds and OppenheimerFunds, Inc. (13)

     (11)(a) Form of Fund Participation Agreement by and between The United States Life Insurance Company in the City of New York, Janus Aspen Series and Janus Distributors, Inc. Series. (5)

     (11)(b) Form of Amendment No. 1 to Fund Participation Agreement by and between The United States Life Insurance Company in the City of New York, Janus Aspen Series and Janus Distributors, Inc. Series.
               (13)

     (12)(a) Form of Participation Agreement among Vanguard Variable Insurance Funds, The Vanguard Group, Inc., Vanguard Marketing Corporation and The United States Life Insurance Company in the City of New York. (5)

     (13)(a) Form of Fund Participation Agreement by and between The United States Life Insurance Company in the City of New York and J.P. Morgan Series Trust II. (5)

     (14)(a) Form of Participation Agreement by and Among The United States Life Insurance Company in the City of New York, PIMCO Variable Insurance Trust and PIMCO Funds Distributors LLC. (5)

     (15)(a) Form of Participation Agreement by and Among The United States Life Insurance Company in the City of New York and Warburg, Pincus Trust and Credit Suisse Asset Management, LLC and Credit Suisse Asset Management Securities, Inc. (5)

     (16)(a) Form of Participation Agreement Among Variable Insurance Products Fund, Fidelity Distributors Corporation and The United States Life Insurance Company in the City of New York. (5)

     (16)(b) Form of Amendment No. 1 to Participation Agreement Among Variable Insurance Products Fund, Fidelity Distributors Corporation and The United States Life Insurance Company in the City of New York.
               (13)

     (17)(a) Form of Participation Agreement Among Variable Insurance Products Fund II, Fidelity Distributors Corporation and The United States Life Insurance Company in the City of New York. (5)

     (17)(b) Form of Amendment No. 1 to Participation Agreement Among Variable Insurance Products Fund II, Fidelity Distributors Corporation and The United States Life Insurance Company in the City of New York.
               (13)

     (18)(a) Form of Participation Agreement Among Variable Insurance Products Fund III, Fidelity Distributors Corporation and The United States Life Insurance Company in the City of New York. (13)

     (19)(a) Form of Participation Agreement by and among The United States Life Insurance Company in the City of New York, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc. (9)

     (19)(b) Form of Amendment No. 1 to Participation Agreement by and among The United States Life Insurance Company in the City of New York, Franklin

               Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc. (13)

     (20)(a) Form of Participation Agreement by and among The United States Life Insurance Company in the City of New York and SunAmerica Series Trust. (13)

     (21)(a) Form of Shareholder Services Agreement by and between The United States Life Insurance Company in the City of New York and American Century Investment Services, Inc. (5)

     (22)(a) Form of Administrative Services Agreement by and among Morgan Stanley Dean Witter Investment Management Inc., Miller Anderson & Sherrerd, LLP and The United States Life Insurance Company in the City of New York. (4)

     (22)(b) Form of Amendment No. 1 to Administrative Services Agreement by and among Morgan Stanley Dean Witter Investment Management Inc., Miller Anderson & Sherrerd, LLP and The United States Life Insurance Company in the City of New York. (13)

     (23)(a) Form of Administrative Services Agreement between The United States Life Insurance Company in the City of New York and Van Kampen Asset Management Inc., dated as of December 1, 1999. (13)

     (23)(b) Form of Amendment No. 1 to Administrative Services Agreement between The United States Life Insurance Company in the City of New York and Van Kampen Asset Management Inc. (13)

     (24)(a) Form of Administrative Services Agreement between The United States Life Insurance Company in the City of New York and A I M Advisors, Inc. (4)

     (25)(a) Form of Agreement with respect to Trademarks and Fund Names by and among A I M Distributors, Inc., AIM Variable Insurance Funds, Inc., The United States Life Insurance Company in the City of New York and American General Securities Incorporated, effective August 1, 2003. (13)

     (25)(b) Form of Amendment No. 1 to Agreement with respect to Trademarks and Fund Names by and among A I M Distributors, Inc., AIM Variable Insurance Funds, Inc., The United States Life Insurance Company in the City of New York and American General Securities Incorporated. (13)

     (26)(a) Form of Administrative Services Agreement between The Dreyfus Corporation and The United States Life Insurance Company in the City of New York. (4)

     (27)(a) Form of Administrative Services Agreement by and between The United States Life Insurance Company in the City of New York and Morgan Guaranty Trust Company of New York. (5)

     (28)(a) Form of Administrative Services Agreement by and between Neuberger Berman Management Inc. and The United States Life Insurance Company in the City of New York. (5)

     (29)(a) Form of Services Agreement by and between Pacific Investment Management Company LLC. and The United States Life Insurance Company in the City of New York. (5)

     (30)(a) Form of PIMCO Variable Insurance Trust Services Agreement by and between The United States Life Insurance Company in the City of New York and PIMCO Variable Insurance Trust. (5)

     (31)(a) Form of Administrative Services Agreement by and between The United States Life Insurance Company in the City of New York and Credit Suisse Asset Management, LLC. (5)

     (32)(a) Form of Administrative Services Agreement by and between The United States Life Insurance Company in the City of New York and Franklin Templeton Services, LLC. (9)

     (32)(b) Form of Amendment No. 1 to Administrative Services Agreement by and between The United States Life Insurance Company in the City of New York and Franklin Templeton Services, LLC. (13)

     (33)(a) Form of Service Contract by and between Fidelity Investments Institutional Operations Company, Inc. and The United States Life Insurance Company in the City of New York. (13)

     (34)(a) Form of Service Agreement by and between Fidelity Investments Institutional Operations Company, Inc. and The United States Life Insurance Company in the City of New York. (5)

     (35)(a) Form of Distribution and Shareholder Services Agreement by and between Janus Distributors, Inc. and The United States Life Insurance Company in the City of New York. (5)

     (36)(a) Form of Services Agreement Class O between Fred Alger Management, Inc. and The United States Life Insurance Company in the City of New York. (13)

     (37)(a) Form of Administrative Services Agreement by and among The United States Life Insurance Company in the City of New York and OppenheimerFunds, Inc. (13)

     (38)(a) Form of Administrative Services Agreement by and between SunAmerica Asset Management Corp. and The United States Life Insurance Company in the City of New York. (Filed herewith)

(i)  Administrative Contracts.

     (1) Form of services agreement dated July 31, 1975, (limited to introduction and first two recitals, and sections 1-3) among various affiliates of American General Corporation, including The United States Life Insurance Company in the City of New York and American General Life Companies. (7)

(j)  Other Material Contracts. None

(k)  Legal Opinion.

     (1) Opinion and Consent of Lauren W. Jones, Esq., Deputy General Counsel of American General Life Companies, LLC. (Filed herewith)

(l)  Actuarial Opinion.

     (1) Opinion and Consent of The United States Life Insurance Company in the City of New York's actuary. (Filed herewith)

(m)  Calculation. None

(n)  Other Opinions.

     (1) Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP. (Filed herewith)

(o)  Omitted Financial Statements. None

(p)  Initial Capital Agreements. None

(q)  Redeemability Exemption.

     (1) Description of The United States Life Insurance Company in the City of New York's Issuance, Transfer and Redemption Procedures for Variable Universal Life Insurance Policies Pursuant to Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940. (8)

----------

(1) Incorporated by reference to Post-Effective Amendment No. 1 of Form N-6 Registration Statement (File No. 333-105246) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on May 3, 2004.

(2) Incorporated by reference to Pre-Effective Amendment No. 1 of Form N-4 Registration Statement (File No. 333-63673) of The United States Life Insurance Company in the City of New York Separate Account USL VA-R filed on May 26, 1999.

(3) Incorporated by reference to initial filing of Form S-6 Registration Statement (File No. 333-79471) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on May 27, 1999.

(4) Incorporated by reference to Pre-Effective Amendment No. 1 of Form S-6 Registration Statement (File No. 333-79471) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on November 5, 1999.

(5) Incorporated by reference to Post-Effective Amendment No. 2 of Form S-6 Registration Statement (File No. 333-79471) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on October 20, 2000.

(6) Incorporated by reference to Post-Effective Amendment No. 1 of Form N-6 Registration Statement (File No. 333-57062) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on February 18, 2003.

(7) Incorporated by reference to Pre-Effective Amendment No. 1 of Form S-6 Registration Statement (File No. 333-57062) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on October 26, 2001.

(8) Incorporated by reference to Post-Effective Amendment No. 3 of Form S-6 Registration Statement (File No. 333-79471) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on April 24, 2002.

(9) Incorporated by reference to Post-Effective Amendment No. 1 of Form S-6 Registration Statement (File No. 333-57062) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on December 4, 2001.

(10) Incorporated by reference to Post-Effective Amendment No. 2 of Form S-6 Registration Statement (File No. 333-57062) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on April 15, 2002.

(11) Incorporated by reference to Post-Effective Amendment No. 4 of Form N-6 Registration Statement (File No. 333-57062) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on April 29, 2003.

(12) Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333-105762) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on June 2, 2003.

(13) Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333-105246) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on September 5, 2003.

Item 27. Directors and Officers of the Depositor

                              Positions and Offices with Depositor
Name and Principal            The United States Life Insurance Company in the
Business Address              City of New York
---------------------------   --------------------------------------------------

Rodney O. Martin, Jr.         Director and Chairman of the Board of Directors
2929 Allen Parkway
Houston, TX 77019

M. Bernard Aidinoff           Director
Sullivan and Cromwell
125 Broad Street
New York, NY 10004

David J. Dietz                Director, President and Chief Executive Officer -
830 Third Avenue              Individual Insurance Operations
New York, NY 10022

                              Positions and Offices with Depositor
Name and Principal            The United States Life Insurance Company in the
Business Address              City of New York
---------------------------   --------------------------------------------------

Marion E. Fajen               Director
5608 N. Waterbury Road
Des Moines, IA 50312

Patrick J. Foley              Director
569 N. Country Club Dr.
Lake Worth, FL 33462

Cecil C. Gamwell III          Director
419 West Beach Road
Charlestown, RI 02813

Jack R. Harnes                Director
70 Pine Street
New York, NY 10270

David L. Herzog               Director
2929 Allen Parkway
Houston, TX 77019

John I. Howell                Director
Indian Rock Corporation
263 Glenville Rd, 2nd Floor
Greenwich, CT 06831

Donald P. Kanak, Jr.          Director
70 Pine Street
New York, NY 10270

William M. Keeler             Director, President and Chief Executive Officer -
3600 Route 66                 Group Benefits & Financial Institutions Profit
Neptune, NJ 07754             Center

Ernest T. Patrikis            Director
70 Pine Street
New York, NY 10270

                              Positions and Offices with Depositor
Name and Principal            The United States Life Insurance Company in the
Business Address              City of New York
---------------------------   --------------------------------------------------

Gary D. Reddick               Director, Chief Administrative Officer and
2929 Allen Parkway            Executive Vice President
Houston, TX 77019

Martin J. Sullivan            Director
70 Pine Street
New York, NY 10270

Christopher J. Swift          Director, Chief Financial Officer and Executive
2929 Allen Parkway            Vice President
Houston, TX 77019

Thomas L. Booker              President - Structured Settlements/SPIA Profit
2727 Allen Parkway            Center
Houston, TX 77019

Anne E. Bossi                 Executive Vice President
3600 Route 66
Neptune, NJ 07754

Paul L. Mistretta             Executive Vice President
2727-A Allen Parkway
Houston, TX 77019

David R. Armstrong            Senior Vice President
3600 Route 66
Neptune, NJ 07754

Erik A. Baden                 Senior Vice President
2727 Allen Parkway
Houston, TX 77019

Wayne A. Barnard              Senior Vice President
2929 Allen Parkway
Houston, TX 77019

                              Positions and Offices with Depositor
Name and Principal            The United States Life Insurance Company in the
Business Address              City of New York
---------------------------   --------------------------------------------------

Robert M. Beuerlein           Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Patricia A. Bosi              Senior Vice President
3600 Route 66
Neptune, NJ 07754

Jeffrey H. Carlson            Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Phillip L. Chapman            Senior Vice President
3600 Route 66
Neptune, NJ 07754

Larry A. Compton              Senior Vice President
3600 Route 66
Neptune, NJ 07754

Robert M. Goldbloom           Senior Vice President
80 Pine Street
New York, NY 10005

William F. Guterding          Senior Vice President
830 Third Avenue
New York, NY 10022

Robert F. Herbert, Jr.        Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

S. Douglas Israel             Senior Vice President
2929 Allen Parkway
Houston, TX 77019

                              Positions and Offices with Depositor
Name and Principal            The United States Life Insurance Company in the
Business Address              City of New York
---------------------------   --------------------------------------------------

Kyle L. Jennings              Senior Vice President
2929 Allen Parkway
Houston, TX 77019

Althea R. Johnson             Senior Vice President
2929 Allen Parkway
Houston, TX 77019

Glen D. Keller                Senior Vice President
2727 Allen Parkway
Houston, TX 77019

William J. Leary              Senior Vice President
3600 Route 66
Neptune, NJ 07754

Simon J. Leech                Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Randy J. Marash               Senior Vice President
3600 Route 66
Neptune, NJ 07754

Mark R. McGuire               Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Laura W. Milazzo              Senior Vice President
2727 Allen Parkway
Houston, TX 77019

A. Hasan Qureshi              Senior Vice President
1 ALICO Plaza
600 King Street
Wilmington, DE 19801

                              Positions and Offices with Depositor
Name and Principal            The United States Life Insurance Company in the
Business Address              City of New York
---------------------------   --------------------------------------------------

William R. Schultz, Jr.       Senior Vice President
1 ALICO Plaza
600 King Street
Wilmington, DE 19801

James P. Steele               Senior Vice President
205 E. 10th Avenue
Amarillo, TX 79101

Robert E. Steele              Senior Vice President
205 E. 10th Avenue
Amarillo, TX 79101

Robert D. Stuchiner           Senior Vice President
830 Third Avenue, 7th Floor
New York, NY 10022

James M. Sweeney              Senior Vice President
3600 Route 66
Neptune, NJ 07754

Alfred N. Thome               Senior Vice President
One Woodfield Lake
Schaumburg, IL 60173

Michael Welsh                 Senior Vice President
3600 Route 66
Neptune, NJ 07754

Frederic R. Yopps             Senior Vice President
750 W. Virginia Street
Milwaukee, WI 53204

Edward F. Bacon               Vice President
2727-A Allen Parkway
Houston, TX 77019

                              Positions and Offices with Depositor
Name and Principal            The United States Life Insurance Company in the
Business Address              City of New York
---------------------------   --------------------------------------------------

Joan M. Bartel                Vice President
2727 Allen Parkway
Houston, TX 77019

Walter E. Bednarski           Vice President, Treasurer and Controller
3600 Route 66
Neptune, NJ 07754

Michael B. Boesen             Vice President
2727 Allen Parkway
Houston, TX 77019

Robert W. Busby               Vice President
One Woodfield Lake
Schaumburg, IL 60173

Robert W. Chesner             Vice President
2929 Allen Parkway
Houston, TX 77019

Donald L. Davis               Vice President
205 E. 10th Avenue
Amarillo, TX 79101

Carolyn DiPalma               Vice President
3600 Route 66
Neptune, NJ 07754

Farideh N. Farrokhi           Vice President
2727-A Allen Parkway
Houston, TX 77019

Kevin P. Fitzpatrick          Vice President
1 Chase Manhattan Plaza
New York, NY 10005

                              Positions and Offices with Depositor
Name and Principal            The United States Life Insurance Company in the
Business Address              City of New York
---------------------------   --------------------------------------------------

Richard L. Gravette           Vice President
2727-A Allen Parkway
Houston, TX 77019

Kenneth J. Griesemer          Vice President
6363 Forest Park Road
Dallas, TX 75235

Joel H. Hammer                Vice President
1 Chase Manhattan Place
New York, NY 10005

Neal C. Hasty                 Vice President
6363 Forest Park Road
Dallas, TX 75235

Rona B. Hoffman               Vice President
3600 Route 66
Neptune, NJ 07754

Thomas M. Hoffman             Vice President
70 Pine Street
New York, NY 10270

Keith C. Honig                Vice President
1 SunAmerica Center
Los Angeles, CA 90067

Sharla A. Jackson             Vice President
205 E. 10th Avenue
Amarillo, TX 79101

Gary J. Kleinman              Vice President
1 Chase Manhattan Place
New York, NY 10005

                              Positions and Offices with Depositor
Name and Principal            The United States Life Insurance Company in the
Business Address              City of New York
---------------------------   --------------------------------------------------

Frank A. Kophamel             Vice President
3600 Route 66
Neptune, NJ 07754

Linda K. Lewis                Vice President
6363 Forest Park Road
Dallas, TX 75235

David S. Martin               Vice President
3600 Route 66
Neptune, NJ 07754

W. Larry Mask                 Vice President
2777 Allen Parkway
Houston, TX 77019

Gordon S. Massie              Vice President
2929 Allen Parkway
Houston, TX 77019

Richard A. Mercante           Vice President
175 Water Street
New York, NY 10038

Deanna D. Osmonson            Vice President and Chief Compliance Officer
2727 Allen Parkway
Houston, TX 77019

Rembert R. Owen, Jr.          Vice President
2929 Allen Parkway
Houston, TX 77019

Kirsten M. Pedersen           Vice President
2929 Allen Parkway
Houston, TX 77019

                              Positions and Offices with Depositor
Name and Principal            The United States Life Insurance Company in the
Business Address              City of New York
---------------------------   --------------------------------------------------
Dale W. Sachtleben            Vice President
#1 Franklin Square
Springfield, IL 62713

Imad A. Salman                Vice President
3600 Route 66
Neptune, NJ 07754

Kristen E. Sather             Vice President
1 Chase Manhattan Place
New York, NY 10005

Richard W. Scott              Vice President
2929 Allen Parkway
Houston, TX 77019

Tom L. Scott                  Vice President
2919 Allen Parkway
Houston, TX 77019

T. Clay Spires                Vice President
2727-A Allen Parkway
Houston, TX 77019

Richard P. Vegh               Vice President
3600 Route 66
Neptune, NJ 07754

S. Michael Von Stein          Vice President
1000 E. Woodfield Road
Schaumberg, IL 60173

Susan J. Wilhite              Vice President
One Woodfield Lake
Schaumburg, IL 60173

Elizabeth M. Tuck             Secretary
70 Pine Street
New York, NY 10270

Item 28. Persons Controlled by or Under Common Control with the Depositor or the Registrant

The Depositor is an indirect wholly-owned subsidiary of American International Group, Inc. ("AIG"). See footnotes to table below at end of Item 28.

                               SUBSIDIARIES OF AIG

                                                                                            % of Voting
                                                                                             Securities
                                                                                              Owned by
                                                                          Jurisdiction of       its
                                                                           Incorporation     Immediate
                                                                          or Organization    Parent(2)
                                                                          ---------------   -----------
American International Group, Inc. (1) ................................         Delaware             (3)
   AIG Aviation, Inc. .................................................          Georgia        100%
   AIG Bulgaria Insurance and Reinsurance Company EAD .................         Bulgaria        100%
   AIG Capital Corporation ............................................         Delaware        100%
      AIG Consumer Finance Group, Inc. ................................         Delaware        100%
         AIG Bank Polska S.A. .........................................           Poland      97.23%
         AIG Credit S.A. ..............................................           Poland         80%
         Compania Financiera Argentina S.A. ...........................        Argentina       92.7%
      AIG Global Asset Management Holdings Corp. ......................         Delaware        100%
         AIG Capital Partners, Inc. ...................................         Delaware        100%
         AIG Global Investment Corp. ..................................       New Jersey        100%
         John McStay Investment Counsel, L.P. .........................            Texas      82.84%
      International Lease Finance Corporation .........................       California      64.85% (4)
   AIG Claim Services, Inc. ...........................................         Delaware        100%
   AIG Credit Corp. ...................................................         Delaware        100%
      A.I. Credit Corp. ...............................................    New Hampshire        100%
      Imperial Premium Finance, Inc. .................................        California        100%
      Imperial Premium Finance, Inc. ..................................         Delaware        100%
   AIG Equity Sales Corp. .............................................         New York        100%
   AIG Federal Savings Bank. ..........................................         Delaware        100%
   AIG Finance Holdings, Inc. .........................................         New York        100%
      AIG Finance (Hong Kong) Limited .................................        Hong Kong        100%
   AIG Financial Advisor Services, Inc. ...............................         Delaware        100%
      AIG Financial Advisor Services (Europe), S.A. ...................       Luxembourg        100%
   AIG Financial Products Corp. .......................................         Delaware        100%
      AIG Matched Funding Corp. .......................................         Delaware        100%
      Banque AIG ......................................................           France         90% (5)
   AIG Funding, Inc. ..................................................         Delaware        100%
   AIG Global Real Estate Investment Corp. ............................         Delaware        100%
   AIG Global Trade & Political Risk Insurance Company ................       New Jersey        100%
   A.I.G. Golden Insurance Ltd. .......................................           Israel      50.01%
   AIG Life Insurance Company .........................................         Delaware         79% (6)
   AIG Life Insurance Company of Canada ...............................           Canada        100%
   AIG Life Insurance Company of Puerto Rico ..........................      Puerto Rico        100%
   AIG Marketing, Inc. ................................................         Delaware        100%
   AIG Memsa, Inc. ....................................................         Delaware        100%
      Tata AIG General Insurance Company Limited ......................            India         26%

                               SUBSIDIARIES OF AIG

                                                                                            % of Voting
                                                                                             Securities
                                                                                              Owned by
                                                                          Jurisdiction of       its
                                                                           Incorporation     Immediate
                                                                          or Organization    Parent(2)
                                                                          ---------------   -----------
   AIG Private Bank Ltd. ..............................................      Switzerland       100%
   AIG Retirement Services, Inc. ......................................         Delaware       100% (7)
      SunAmerica Life Insurance Company ...............................          Arizona       100%
         SunAmerica Investments, Inc. .................................          Georgia        70% (8)
            AIG Advisor Group, Inc. ...................................         Maryland       100%
               Advantage Capital Corporation ..........................         New York       100%
               FSC Securities Corporation .............................         Delaware       100%
               Sentra Securities Corporation ..........................       California       100%
               Spelman & Co., Inc. ....................................       California       100%
               SunAmerica Securities, Inc. ............................         Delaware       100%
            AIG SunAmerica Life Assurance Company .....................          Arizona       100% (9)
            Saamsun Holdings Corp. ....................................         Delaware       100%
               SAM Holdings Corporation ...............................       California       100%
                  AIG SunAmerica Asset Management Corp. ...............         Delaware       100%
                  AIG SunAmerica Capital Services. Inc. ...............         Delaware       100%
               Sun Royal Holdings Corporation .........................       California       100%
      Royal Alliance Associates, Inc. .................................         Delaware       100%
   First SunAmerica Life Insurance Company ............................         New York       100%
AIG Risk Management, Inc. .............................................         New York       100%
AIG Technologies, Inc. ................................................    New Hampshire       100%
AIGTI, Inc. ...........................................................         Delaware       100%
AIG Trading Group Inc. ................................................         Delaware       100%
   AIG International, Inc. ............................................         Delaware       100%
AIU Insurance Company .................................................         New York        52% (10)
AIU North America, Inc. ...............................................         New York       100%
American General Corporation ..........................................            Texas       100%
   American General Bancassurance Services, Inc. ......................         Illinois       100%
   AGC Life Insurance Company .........................................         Missouri       100%
      AIG Assurance Canada ............................................           Canada       100% (11)
      AIG Life of Bermuda, Ltd. .......................................          Bermuda       100%
      American General Life and Accident Insurance Company ............        Tennessee       100%
      American General Life Insurance Company .........................            Texas       100%
         American General Annuity Service Corporation .................            Texas       100%
         AIG Enterprise Services, LLC .................................         Delaware       100%
         American General Equity Services Corporation .................         Delaware       100%
         American General Life Companies, LLC .........................         Delaware       100%
         The Variable Annuity Life Insurance Company ..................            Texas       100%
            VALIC Retirement Services Company .........................            Texas       100%
            VALIC Trust Company .......................................            Texas       100%
      American General Property Insurance Company .....................        Tennessee     51.85% (12)
         American General Property Insurance Company of Florida .......          Florida       100%
      AIG Annuity Insurance Company ...................................            Texas       100%
      The United States Life Insurance Company in the City of
         New York .....................................................         New York       100%
   American General Finance, Inc. .....................................          Indiana       100%

                               SUBSIDIARIES OF AIG

                                                                                            % of Voting
                                                                                             Securities
                                                                                              Owned by
                                                                          Jurisdiction of       its
                                                                           Incorporation     Immediate
                                                                          or Organization    Parent(2)
                                                                          ---------------   -----------
      AGF Investment Corp. ............................................          Indiana       100%
      American General Auto Finance, Inc. .............................         Delaware       100%
      American General Finance Corporation ............................          Indiana       100%
         Crossroads Mortgage, Inc. ....................................        Tennessee       100%
         ENM, Inc. ....................................................        Tennessee       100%
         MorEquity, Inc. ..............................................           Nevada       100%
            Wilmington Finance, Inc. ..................................         Delaware       100%
         Merit Life Insurance Co. .....................................          Indiana       100%
         Yosemite Insurance Company ...................................          Indiana       100%
            CommoLoCo, Inc. ...........................................      Puerto Rico       100%
         American General Financial Services of Alabama, Inc. .........          Alabama       100%
         HSA Residential Mortgage Services of Texas, Inc. .............         Delaware       100%
      American General Investment Management Corporation ..............         Delaware       100%
      American General Realty Investment Corporation ..................            Texas       100%
      American General Assurance Company ..............................         Illinois       100%
            American General Indemnity Company ........................         Illinois       100%
            USLIFE Credit Life Insurance Company of Arizona ...........          Arizona       100%
         Knickerbocker Corporation ....................................            Texas       100%
American Home Assurance Company .......................................         New York       100%
   AIG Hawaii Insurance Company, Inc. .................................           Hawaii       100%
      American Pacific Insurance Company, Inc. ........................           Hawaii       100%
   American International Insurance Company ...........................         New York       100%
      American International Insurance Company of California, Inc. ....       California       100%
      American International Insurance Company of New Jersey ..........       New Jersey       100%
      Minnesota Insurance Company .....................................        Minnesota       100%
      American International Realty Corp. .............................         Delaware      31.5% (13)
      Pine Street Real Estate Holdings Corp. ..........................    New Hampshire     31.47% (13)
      Transatlantic Holdings, Inc. ....................................         Delaware     33.61% (14)
         Transatlantic Reinsurance Company ............................         New York       100%
            Putnam Reinsurance Company ................................         New York       100%
            Trans Re Zurich ...........................................      Switzerland       100%
American International Insurance Company of Delaware ..................         Delaware       100%
American International Life Assurance Company of New York .............         New York     77.52% (15)
American International Reinsurance Company, Ltd. ......................          Bermuda       100%
   AIG Edison Life Insurance Company ..................................            Japan        90% (16)
   American International Assurance Company, Limited ..................        Hong Kong       100%
      American International Assurance Company (Australia) Limited ....        Australia       100%
   American International Assurance Company (Bermuda) Limited .........          Bermuda       100%
      American International Assurance Co. (Vietnam) Limited ..........          Vietnam       100%
      Tata AIG Life Insurance Company Limited .........................            India        26%
   Nan Shan Life Insurance Company, Ltd. ..............................           Taiwan        95%
American International Underwriters Corporation .......................         New York       100%
American International Underwriters Overseas, Ltd. ....................          Bermuda       100%
   AIG Europe (Ireland) Limited .......................................          Ireland       100%

                               SUBSIDIARIES OF AIG

                                                                                            % of Voting
                                                                                             Securities
                                                                                              Owned by
                                                                          Jurisdiction of       its
                                                                           Incorporation     Immediate
                                                                          or Organization    Parent(2)
                                                                          ---------------   -----------
   AIG Europe (U.K.) Limited ..........................................          England       100%
   AIG Brasil Companhia de Seguros ....................................           Brazil        50%
   Universal Insurance Co., Ltd. ......................................         Thailand       100%
   La Seguridad de Centroamerica, Compania de Seguros S.A. ............        Guatemala       100%
   American International Insurance Company of Puerto Rico ............      Puerto Rico       100%
   A.I.G. Colombia Seguros Generales S.A. .............................         Colombia       100%
   American International Underwriters GmBH ...........................          Germany       100%
   Underwriters Adjustment Company, Inc. ..............................           Panama       100%
   American Life Insurance Company ....................................         Delaware       100%
      AIG Life (Bulgaria) Z.D. A.D. ...................................         Bulgaria       100%
      ALICO, S.A. .....................................................           France       100%
      American Life Insurance Company (Kenya) Limited .................            Kenya     66.67%
      Pharaonic American Life Insurance Company .......................            Egypt     71.63%
   AIG Life Insurance Company (Switzerland) Ltd. ......................      Switzerland       100%
   American Security Life Insurance Company, Ltd. .....................     Lichtenstein       100%
   Birmingham Fire Insurance Company of Pennsylvania ..................     Pennsylvania       100%
   China America Insurance Company, Ltd. ..............................         Delaware        50%
   Commerce and Industry Insurance Company ............................         New York       100%
   Commerce and Industry Insurance Company of Canada ..................          Ontario       100%
   Delaware American Life Insurance Company ...........................         Delaware       100%
   Hawaii Insurance Consultants, Ltd. .................................           Hawaii       100%
   HSB Group, Inc. ....................................................         Delaware       100%
      The Hartford Steam Boiler Inspection and Insurance Company ......      Connecticut       100%
         The Allen Insurance Company, Ltd. ............................          Bermuda       100%
         The Hartford Steam Boiler Inspection and Insurance
            Company of Connecticut ....................................      Connecticut       100%
         HSB Engineering Insurance Limited ............................          England       100%
            The Boiler Inspection and Insurance Company of Canada .....           Canada       100%
   The Insurance Company of the State of Pennsylvania .................     Pennsylvania       100%
   Landmark Insurance Company .........................................       California       100%
   Mt. Mansfield Company, Inc. ........................................          Vermont       100%
National Union Fire Insurance Company of Pittsburgh, Pa ...............     Pennsylvania       100%
   American International Specialty Lines Insurance Company ...........           Alaska        70% (17)
   Lexington Insurance Company ........................................         Delaware        70% (17)
      GE Property & Casualty Insurance Company ........................     Pennsylvania       100%
         GE Casualty Insurance Company ................................     Pennsylvania       100%
            GE Indemnity Insurance Company ............................     Pennsylvania       100%
         GE Auto & Home Assurance Company .............................     Pennsylvania       100%
         Bayside Casualty Insurance Company ...........................       New Jersey       100%
      JI Accident & Fire Insurance Co. Ltd. ...........................            Japan        50%
   National Union Fire Insurance Company of Louisiana .................        Louisiana       100%
   National Union Fire Insurance Company of Vermont ...................          Vermont       100%
   21st Century Insurance Group .......................................       California     33.03% (18)
      21st Century Insurance Company ..................................       California       100%
      21st Century Casualty Company ...................................       California       100%

                               SUBSIDIARIES OF AIG

                                                                                            % of Voting
                                                                                             Securities
                                                                                              Owned by
                                                                          Jurisdiction of       its
                                                                           Incorporation     Immediate
                                                                          or Organization    Parent(2)
                                                                          ---------------   -----------
      21st Century Insurance Company of Arizona .......................           Arizona      100%
   Starr Excess Liability Insurance Company, Ltd. .....................          Delaware      100%
      Starr Excess Liability Insurance International Ltd. .............           Ireland      100%
NHIG Holding Corp. ....................................................          Delaware      100%
   Audubon Insurance Company ..........................................         Louisiana      100%
      Audubon Indemnity Company .......................................       Mississippi      100%
      Agency Management Corporation ...................................         Louisiana      100%
         The Gulf Agency, Inc. ........................................           Alabama      100%
   New Hampshire Insurance Company ....................................      Pennsylvania      100%
      AIG Europe, S.A .................................................            France      (19)
      AI Network Corporation ..........................................          Delaware      100%
      American International Pacific Insurance Company ................          Colorado      100%
      American International South Insurance Company ..................      Pennsylvania      100%
      Granite State Insurance Company .................................      Pennsylvania      100%
      New Hampshire Indemnity Company, Inc. ...........................      Pennsylvania      100%
      AIG National Insurance Company, Inc. ............................          New York      100%
      Illinois National Insurance Co. .................................          Illinois      100%
      New Hampshire Insurance Services, Inc. ..........................     New Hampshire      100%
   AIG Star Life Insurance Co., Ltd. ..................................             Japan      100%
Pharaonic Insurance Company, S.A.E ....................................             Egypt    89.98%
The Philippine American Life and General Insurance Company ............       Philippines    99.78%
   Pacific Union Assurance Company ....................................        California      100%
   Philam Equitable Life Assurance Company, Inc. ......................       Philippines    95.31%
   The Philippine American General Insurance Company, Inc. ............       Philippines      100%
      Philam Insurance Company, Inc. ..................................       Philippines      100%
Risk Specialist Companies, Inc. .......................................          Delaware      100%
United Guaranty Corporation ...........................................    North Carolina    36.3l% (20)
   United Guaranty Insurance Company ..................................    North Carolina      100%
   United Guaranty Mortgage Insurance Company .........................    North Carolina      100%
   United Guaranty Mortgage Insurance Company of North Carolina .......    North Carolina      100%
   United Guaranty Partners Insurance Company .........................           Vermont       80%
   United Guaranty Residential Insurance Company of North Carolina ....    North Carolina      100%
   United Guaranty Residential Insurance Company ......................    North Carolina    75.03% (21)
      United Guaranty Commercial Insurance Company of North Carolina ..    North Carolina      100%
      United Guaranty Mortgage Indemnity Company ......................    North Carolina      100%
      United Guaranty Credit Insurance Company ........................    North Carolina      100%
   United Guaranty Services, Inc. .....................................    North Carolina      100%

----------
(1) All subsidiaries listed are consolidated in the accompanying financial statements. Certain subsidiaries have been omitted from the tabulation. The omitted subsidiaries, when considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary.
(2)  Percentages include directors' qualifying shares.

(3) The common stock is owned approximately 11.9 percent by Starr International Company, Inc., 1.8 percent by C. V. Starr & Co., Inc. and 2.0 percent by The Starr Foundation.
(4) Also owned 35.15 percent by National Union Fire Insurance Company of Pittsburgh, Pa.
(5)  Also owned 10 percent by AIG Matched Funding Corp.
(6)  Also owned 21 percent by Commerce and Industry Insurance Company.
(7)  Formerly known as AIG SunAmerica Inc.
(8)  Also owned 30 percent by AIG Retirement Services. Inc.
(9)  Formerly known as Anchor National Life Insurance Company.
(10) Also owned 8 percent by The Insurance Company of the State of Pennsylvania, 32 percent by National Union Fire Insurance Company of Pittsburgh, Pa. and 8 percent by Birmingham Fire Insurance Company of Pennsylvania.
(11) Indirect wholly-owned subsidiary.
(12) Also owned 48.15 percent by American General Life and Accident Insurance Company.
(13) Also owned by 11 other AIG subsidiaries.
(14) Also owned 26.06 percent by AIG.
(15) Also owned 22.48 percent by American Home Assurance Company.
(16) Also owned 10 percent by a subsidiary of American Life Insurance Company.
(17) Also owned 20 percent by The Insurance Company of the State of Pennsylvania and 10 percent by Birmingham Fire Insurance Company of Pennsylvania.
(18) Also owned 16.85 percent by American Home Assurance Company, 6.34 percent by Commerce and Industry Insurance Company and 6.34 percent by New Hampshire Insurance Company.
(19) 100 percent to be held with other AIG companies.
(20) Also owned 45.88 percent by National Union Fire Insurance Company of Pittsburgh, Pa., 16.95 percent by New Hampshire Insurance Company and 0.86 percent by The Insurance Company of the State of Pennsylvania.
(21) Also owned 24.97 percent by United Guaranty Residential Insurance Company of North Carolina.

The Registrant is a separate account of The United States Life Insurance Company in the City of New York (Depositor).

Item 29. Indemnification

The United States Life Insurance Company in the City of New York's Bylaws provide in Article XI for indemnification of directors, officers and employees of the Company.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30. Principal Underwriters

(a) Other Activity. Registrant's principal underwriter, American General Equity Services Corporation, also acts as principal underwriter for The United States Life Insurance Company in the City of New York Separate Account USL VA-R, which offers interests in variable annuities. American General Equity Services Corporation also acts as principal underwriter for certain other separate accounts of The United States Life Insurance Company in the City of New York affiliates.

(b) Management.

  Name and Principal           Positions and Offices with Underwriter
   Business Address        American General Equity Services Corporation
---------------------      --------------------------------------------
Rodney O. Martin, Jr.    Director and Chairman of the Board of Directors
2929 Allen Parkway
Houston, TX 77019

Mark R. McGuire          Director and Senior Vice President
2727 Allen Parkway
Houston, TX 77019

Ernest T. Patrikis       Director
70 Pine Street
New York, NY 10270

Gary D. Reddick          Director
2929 Allen Parkway
Houston, TX 77019

Richard J. Miller        President and Chief Executive Officer
2929 Allen Parkway
Houston, TX 77019

Robert F. Herbert, Jr.   Vice President
2727-A Allen Parkway
Houston, TX 77019

Lucille S. Martinez      Vice President, Treasurer and Controller
2727 Allen Parkway
Houston, TX 77019

  Name and Principal           Positions and Offices with Underwriter
   Business Address        American General Equity Services Corporation
---------------------      --------------------------------------------
Deanna D. Osmonson       Chief Compliance Officer and Anti-Money
2727 Allen Parkway       Laundering Compliance Officer
Houston, TX 77019

Elizabeth M. Tuck        Secretary
70 Pine Street
New York, NY 10270

Edward F. Andrzejewski   Tax Officer
70 Pine Street
New York, NY 10270

Amy M. Cinquegrana       Assistant Secretary
70 Pine Street
New York, NY 10270

Lauren W. Jones          Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

David M. Robinson        Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

John D. Fleming          Assistant Treasurer
2929 Allen Parkway
Houston, TX 77019

Barbara J. Moore         Assistant Tax Officer
2919 Allen Parkway
Houston, TX 77019

T. Clay Spires           Assistant Tax Officer
2727-A Allen Parkway
Houston, TX 77019

(c) Compensation From the Registrant

                         Net          Compensation on
                     Underwriting    Events Occasioning
Name of Principal   Discounts and   the Deduction of a     Brokerage        Other
   Underwriter       Commissions    Deferred Sales Load   Commissions   Compensation
-----------------   -------------   -------------------   -----------   ------------
American General
Equity Services
Corporation               0                 0                  0              0

Item 31. Location of Accounts and Records

All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of The United States Life Insurance Company in the City of New York at its principal executive office located at 830 Third Avenue, New York, New York 10022, The United States Life Insurance Company in the City of New York's Administrative Office located at #1 Franklin Square, Springfield, Illinois 62713 or the Houston office located at 2727-A Allen Parkway, Houston, Texas 77019-2191.

Item 32. Management Services Not applicable.

Item 33. Fee Representation

The United States Life Insurance Company in the City of New York hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and risks assumed by The United States Life Insurance Company in the City of New York.

                               POWERS OF ATTORNEY

     Each person whose signature appears below hereby appoints Robert F. Herbert, Jr., Gary D. Reddick and Kyle L. Jennings and each of them, any one of whom may act without the joinder of the others, as his/her attorney-in-fact to sign on his/her behalf and in the capacity stated below and to file all amendments to this Registration Statement, which amendment or amendments may make such changes and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, The United States Life Insurance Company in the City of New York Separate Account USL VL-R, has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Houston, and State of Texas on the 15th day of June, 2004.

                                        THE UNITED STATES LIFE INSURANCE
                                        COMPANY IN THE CITY OF NEW YORK
                                        SEPARATE ACCOUNT USL VL-R
                                        (Registrant)

                                    BY: THE UNITED STATES LIFE INSURANCE
                                        COMPANY IN THE CITY OF NEW YORK
                                        (On behalf of the Registrant and itself)


                                    BY: /s/ ROBERT F. HERBERT, JR.
                                        ----------------------------------------
                                        Robert F. Herbert, Jr.
                                        Senior Vice President

[SEAL]


ATTEST: /s/ LAUREN W. JONES
        -------------------------
        Lauren W. Jones
        Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                                Title                     Date
---------                                -----                     ----


/s/ RODNEY O. MARTIN, JR.                Director and Chairman     June 15, 2004
--------------------------------------
Rodney O. Martin, Jr.


/s/ DAVID J. DIETZ                       Director, President and   June 15, 2004
--------------------------------------   Chief Executive Officer
David J. Dietz


/s/CHRISTOPHER J. SWIFT                  Director and Chief        June 15, 2004
--------------------------------------   Financial Officer
Christopher J. Swift


/s/ M. BERNARD AIDINOFF                  Director                  June 15, 2004
--------------------------------------
M. Bernard Aidinoff


/s/ MARION E. FAJEN                      Director                  June 15, 2004
--------------------------------------
Marion E. Fajen


/s/ PATRICK J. FOLEY                     Director                  June 15, 2004
--------------------------------------
Patrick J. Foley


/s/ CECIL C. GAMWELL III                 Director                  June 15, 2004
--------------------------------------
Cecil C. Gamwell III


/s/ JACK R. HARNES                       Director                  June 15, 2004
--------------------------------------
Jack R. Harnes

Signature                                Title                     Date
---------                                -----                     ----


/s/ DAVID L. HERZOG                      Director                  June 15, 2004
--------------------------------------
David L. Herzog


/s/ JOHN I. HOWELL                       Director                  June 15, 2004
--------------------------------------
John I. Howell


/s/ DONALD P. KANAK, JR.                 Director                  June 15, 2004
--------------------------------------
Donald P. Kanak, Jr.


/s/ WILLIAM M. KEELER                    Director                  June 15, 2004
--------------------------------------
William M. Keeler


/s/ ERNEST T. PATRIKIS                   Director                  June 15, 2004
--------------------------------------
Ernest T. Patrikis


/s/ GARY D. REDDICK                      Director                  June 15, 2004
--------------------------------------
Gary D. Reddick


/s/ MARTIN J. SULLIVAN                   Director                  June 15, 2004
--------------------------------------
Martin J. Sullivan

                                  EXHIBIT INDEX

Item 26. Exhibits

(d)(2) Form of Extension of Maturity Date Rider, Accumulation Value version, Form No. 99110N.

(d)(3) Form of Extension of Maturity Date Rider, Death Benefit version, Form No. 99111N.

(e)(1) Specimen form of Life Insurance Application - Part A, Form No. AGLC 100565-2003.

(e)(2) Specimen form of Life Insurance Application - Part B, Form No. AGLC 100566-2003.

(e)(3) Specimen form of Joint and Last Survivor Variable Universal Life Insurance Supplemental Application, Form No. AGLC0461-NY Rev0504.

(e)(4)       Form of Service Request Form, Form No. AGLC101119 Rev0504.

(h)(38)(a) Form of Administrative Services Agreement by and between SunAmerica Asset Management Corp. and The United States Life Insurance Company in the City of New York.

(k)(1) Opinion and Consent of Lauren W. Jones, Esq., Deputy General Counsel of American General Life Companies, LLC.

(l)(1) Opinion and Consent of The United States Life Insurance Company in the City of New York's actuary.

(n)(1) Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP.

                                       E-1